02036903

FORM 6-K

PE 5-1-02

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PROCESSED
MAY 24 2002
THOMSON
FINANCIAL

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of May 2002

Lafarge

RECD S.E.C.
MAY 20 2002
1086

(Translation of registrant's name into English)

61, rue des Belles Feuilles
75116 Paris
France
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

Enclosure: Lafarge's annual report for 2001

ANNUAL REPORT 2001



Materials for building our world

LAFARGE

Contents

LAFARGE, WORLD LEADER

Cement

SALES: €5,995 MILLION

41,832 employees

Ranges of cements, hydraulic binders and limes designed to meet the needs of construction industry and civil engineering players.

INTERNATIONAL SCOPE
North America: 25%
Europe: 33%
Asia-Pacific: 13%
Rest of the world: 29%



Gypsum

SALES: €1,072 MILLION

4,944 employees

Plasterboard systems, gypsum blocks and sprayable plaster intended for construction finishings, new buildings and renovation.

INTERNATIONAL SCOPE
North America: 16%
Europe: 62%
Asia-Pacific: 18%
Rest of the world: 4%

Photos | Cement : Venezuela, Caracas theater | Roofing : Malaysia, Golf Club Kuala Lumpur | Aggregates & Co

IN BUILDING MATERIALS

ARGE



Roofing

SALES: €1,585 MILLION

12,620 employees

Ranges of roof tiles in concrete, clay and metal, roof system components and chimney systems.

INTERNATIONAL SCOPE

North America: 8%
Europe: 84%
Asia-Pacific: 6%
Rest of the world: 2%

Aggregates & Concrete

SALES: €4,806 MILLION

21,852 employees

Aggregates, ready-mix concrete, prefabricated concrete units for builders of engineering structures, roads, buildings, etc.

INTERNATIONAL SCOPE

North America: 54%
Europe: 38%
Rest of the world: 8%

1833:
BIRTH OF LAFARGE

•

€13.7 BILLION
OF SALES
IN 2001

•

83,000
EMPLOYEES
IN 75 COUNTRIES

•

210,000
PRIVATE
SHAREHOLDERS

ncrete : Canada, United States Embassy - Ottawa | Gypsum : France, The Roubaix Museum of Arts and Industry.

profile

THE ACQUISITION OF BLUE CIRCLE IN 2001 HAS STRENGTHENED OUR WORLD LEADERSHIP

The acquisition of Blue Circle constitutes a major milestone for our Group. It has increased our production capacity in cement by 35 % and expanded our workforce by 17,000 newcomers on five continents.

We were listed on the New York Stock Exchange (NYSE) on July 23, 2001, and this has improved our access to American financial markets.

Our sales have risen 12% in the context of a strategy of sustainable development. Our know-how combines industrial efficiency, creation of value, protection of the environment, respect for people and their cultures and the sparing use of natural resources and energy.

We aim to develop and improve building materials by situating the customer at the very heart of our concerns. We offer the construction industry and the general public innovative solutions that will bring more safety, comfort and beauty to their everyday lives.



OTHERS: 1%
GYPSUM: 8%
ROOFING: 12%
CEMENT: 44%
AGGREGATES & CONCRETE: 35%

Breakdown of sales by Division



ASIA - PACIFIC: 8%
AFRICA - INDIAN OCEAN: 5%
LATIN AMERICA: 6%
WESTERN EUROPE: 40%
NORTH AMERICA: 32%
CENTRAL AND EASTERN EUROPE: 4%
MEDITERRANEAN BASIN: 5%

Breakdown of sales by geographical zone


chairman's message

chairman's message

The major highlight of 2001 was, of course, the acquisition of Blue Circle, which established our Group as the world number one cement producer, strengthened our position as the world leader in building materials and greatly enhanced the value of our shares.
The slowdown of the global economy and the terrible events of September 11 had a relatively limited impact on our markets. Most of our markets experienced stability, or even growth in the case of North American, Europe (except Germany) and in the newly industrialised countries. The German market is in deep recession, however, as are Poland and Turkey.
In this context we have been able to take full advantage of our worldwide presence in 75 countries on five continents to pursue growth in both sales and income.
The Cement Division performed extremely well, as a result of an increase in volumes at constant scope, a number of acquisitions in Asia and the integration of Blue Circle in the second half. Total volumes rose 36% as a result. Pursuit of performance improvement programmes and measures to control energy costs yielded yet further improvement in operating margins.
The impact of our worldwide development strategy over the past few years is seen in the increased share of the Cement Division's income from emerging countries, which rose 41% in 2001.
The Aggregates and Concrete Division experienced 29% growth in sales over the year, benefiting from strong demand on the North American market, particularly in the fourth quarter, but most of all from the successful integration of Warren Paving in Canada and price increases in Europe, particularly impacting aggregates sales in France and the United Kingdom.
The profound slump in the German market continues to handicap the Roofing Division's operations, in spite of the energetic restructuring measures that have been undertaken and the improvement on the American and Asian markets. Volumes fell by 6% over the whole year.
The Gypsum Division, whose sales have risen 7% over the year, has been subjected to a price war in the United States and fierce competition in Germany, but enjoyed strong growth in Asia. Growth in sales peaked at 13% during the fourth quarter of the year, and a degree of recovery in prices was observed in the United States as of September.

THE BLUE CIRCLE ACQUISITION

The acquisition of Blue Circle has been a major landmark in the life of our Group. It brought with it a 35% increase in our cement production capacities and introduced 17,000 new employees on five continents.

The integration of Blue Circle into the Group was achieved thanks to the exemplary mobilisation of our teams who reacted efficiently and in harmonious fashion throughout the whole of 2001. The current situation of Blue Circle operations reveals a shortfall in terms of performance,



as we have already announced, but their capacity for improved performance and synergies exceeds our initial forecasts. Our target for performance improvements and synergies stands at €215 million a year by 2004.

SHARE PERFORMANCE - BEST GROWTH OF CAC 40

The world's financial markets demonstrated their enthusiasm for the success of our strategy as our share price rose 20% over the year – 40% above the Paris Bourse CAC 40 share index. This performance enabled us to correct the negative trend that had thwarted the progress of our share price the previous year. Our entry on the New York Stock Exchange in July 2001 met with success and has delivered the Group improved visibility with corporate investors and access to the most powerful stock market on the planet.

2002: PERFORMANCE AND SYNERGIES

The economic outlook for 2002 remains uncertain and our view of how market trends will evolve lacks clarity. Prudence is therefore still the watchword and it is hard to make judgements about the future and its impact on our own activities. But in the early months of 2002, no downturn is visible in the world's construction markets, the majority of which are apparently well poised.

In this context, our main priority is to realise the synergies identified during the in-depth work performed by the Blue Circle integration teams. These synergies and performance improvements, which will represent over €100 million in 2002, will arise from the process of consolidating our two companies and their businesses in countries where there is a joint presence, the deployment, with the help of our technical teams, of specific improvements that have been identified, and the integration of Blue Circle units into our performance programmes.

We used the occasion of the Blue Circle acquisition to redeploy our technical support network for operations, particularly through the creation of a technical centre in Asia to support our development in this region with particularly strong growth potential.

We are also continuing to implement performance improvement programmes in all our operations. These are systematically deployed and have allowed us to realise continuous growth of our operating margins. These programmes will expand and develop through the addition of successful practices that will be transferred from Blue Circle.

For the Roofing Division, we are undertaking restructuring measures that were put in place to anticipate the fall-off in the German market and are being energetically deployed, even though their impact will not be fully felt until the German market slump has levelled off. We are also continuing to position ourselves more strongly in Europe and the rest of the world.

In the Gypsum Division, an upturn in prices on the United States market is under way and we now have two new plants in the country that have become highly competitive following their start-up phase in 2001. The acquisition of Continental has given our East Coast business a different industrial configuration which will enable us to make our network more competitive. 2002 should prove to be a transitional year for Gypsum, which should begin to achieve improved profitability.

We are aiming to return to our target financial ratios by the end of 2003. This means that for 2002, we intend to limit investments to a total of €1.5 billion. At the same time, we are pursuing our asset optimisation programme with a certain number of *ad hoc* divestments.

In the medium and long term, with the acquisition of Blue Circle and its development in the emerging countries, our Group is in a good position to continue to enjoy strong growth. The recovery of the Roofing and Gypsum businesses, hard hit in 2001, and the continuing consolidation of the cement and aggregates industries will provide the Group with major opportunities for growth.



Bertrand Collomb
Chairman and Chief Executive Officer

The highlight of 2001 was the successful acquisition and integration of Blue Circle, in a favourable environment in which construction markets behaved well overall. Although Blue Circle results are only consolidated with effect from July 11, 2001, the Group's sales rose 12% over the financial year as a whole.


6,413
9,802
10,528
12,216
13,698
97
98
99
00
01

Sales
(in millions of euros)


1,239
1,968
2,222
2,592
2,862
97
98
99
00
01

Gross operating income
(in millions of euros)


858
1,397
1,630
1,905
2,065
97
98
99
00
01

Gross operating income on ordinary activities
(in millions of euros)


559
809
981
1,059
1,162
97
98
99
00
01

Net income before amortisation of goodwill and minority interests
(in millions of euros)


371
466
614
726
750
97
98
99
00
01

Net income, Group share
(in millions of euros)


4.2
4.9
6.2
6.8
6.0
97
98
99
00
01

Net earnings per share
(in euros)


1.68
1.83
2.05
2.20
2.30
97
98
99
00
01

Net dividend per share
(in euros)


3,594
2,452
2,147
3,375
6,073
97
98
99
00
01

Investments
(in millions of euros)


4,920
5,321
5,410
6,636
11,703
97
98
99
00
01

Net indebtedness
(in millions of euros)


5,517
6,313
7,888
7,912
10,596
97
98
99
00
01

Shareholders' equity
(in millions of euros)


37,097
65,678
70,945
65,953
82,892
97
98
99
00
01

Group employees



the new dimension of the Group

"In 2001, Lafarge strengthened its position as world leader in building materials thanks to a vigorous policy of acquisition and development in all four Divisions and on every continent."

Bertrand Collomb
Chairman and Chief Executive Officer

2001 was a year of exceptional external growth. The acquisition of Blue Circle established us as the world's largest cement producer, and we further strengthened our position as world leader in the sector of building materials through an active policy of acquisition and development, notably in Asia for our Cement, Roofing and Gypsum Divisions, and in North America for our Aggregates & Concrete Division. Overall, our sales increased 12% during the 2001 financial year, from €12.2 billion to €13.7 billion, and the number of Group employees rose from 66,000 to 83,000.




FOCUS
140
130
120
110
100
90
80
70
60
50
2000
2001
DEC
DEC
LAFARGE
ST GOBAIN
CRH
HANSON
BPB
HOLCIM
HEIDELBERG

Share price trend in 2001 by comparison with our competitors
(source: Datastream)

OUR NEW DIMENSION IS ACKNOWLEDGED BY THE MARKET

FINANCIAL MARKETS

In 2001, our share price gained 20%. This growth, roughly 40% higher than the rise recorded by the Paris Bourse index (the CAC 40), was the strongest performance on the Paris stock exchange and, to an even greater extent, of the sector. The attractiveness of our share could be seen by a higher level of trading: on average, more than 600,000 Lafarge shares per day were traded in 2001, by comparison with an average volume of over 500,000 shares in 2000.

We were listed on the New York Stock Exchange (NYSE) on July 23, 2001 in the form of American Depositary Receipts (ADR-Level 2), with four ADRs representing one Lafarge share. This listing was another aspect of the new dimension acquired during 2001. The North American financial market is now more open to us.

CUSTOMERS

Some of our biggest customers, such as Lowe's, a major North American drywall retailer, and Point P, a leading French building materials distributor, honoured us by designating us best supplier of the year.

SOCIAL RESPONSIBILITY AND RATINGS AGENCIES

Ratings and social responsibility agencies, independent sources of assessment of performance in terms of sustainable development, also ranked us at the head of our sector for 2001. The Dow Jones Sustainability Index (DJSI World), which



China / Cement.
The Dujiangyan
cement plant.



WITH BLUE CIRCLE, we have become the world's leading cement producer

The acquisition of Blue Circle has propelled us to the topmost rung of world cement producers, with a sales volume of 88 million tonnes, up 30%, and a strengthening of our presence in each of our geographical zones.

The Cement Division is now positioned very strongly in six countries where we did not operate at all – the United Kingdom, Greece, Malaysia, Nigeria, Zimbabwe and Chile – and we have substantially expanded our capacities and our assets in the United States, Egypt and the Philippines, as well as in East Africa (Kenya and Uganda).

The divestment programme that was stipulated by competition regulators in Canada and the United States has been successfully completed.

In August 2001, we sold assets previously owned by Blue Circle in the Great Lakes region to Votorantim. These disposals concern two cement plants (Bowmanville and St Mary's in Ontario), a grinding plant in Detroit, Michigan, seven cement terminals on the US shores of the Great Lakes, 39 concrete plants in Ontario and part of the Blue Circle aggregates assets in Ontario.

In October 2001, two Canadian companies located in Ontario, formerly owned by Blue Circle, were sold to St. Lawrence Cement, a subsidiary of Holcim. The assets concerned include four aggregates sites (Acton, Mosport, Putnam and Woodstock), three asphalt plants (two at London and one at Brantford), and a contracting business principally consisting of a fleet of trucks and excavation and filling machines.

In November 2001, other formerly owned aggregates sites in Ontario, Canada were transferred to James Dick Holdings Limited.

This series of divestments was concluded in December 2001, with the disposal of the Calera lime plant in Alabama to Peak Investments, a Kansas-based company.

The total amount of synergies to be achieved is expected to reach € 215 million annually by 2004, rather than the figure of €100 million which we originally forecast. The savings to be generated will chiefly result from cutbacks in head office expenditure, operational synergies in countries where both groups had operations prior to the acquisition, the optimisation of purchasing and networking, and the improvement of operational performance.

is restricted to the 10% of companies included in the Dow Jones Global Index that perform most strongly in terms of sustainable development, and Storebrand Principle Funds, the Scandinavian financial market leader, positioned us very favourably within our sector.

In its most recent evaluation, conducted in February 2001, ARESE, a French social and environmental responsibility rating agency for companies, awarded us positive scores for our human resources management, respect for the environment, relations with customers and suppliers and information for shareholders.

We have also been selected for the ASPI (ARESE Sustainable Performance Index) Eurozone. This index, launched in June 2001, includes the 116 companies with the best rating in the DJ Euro Stoxx index.



FOCUS

THE ACQUISITION AND INTEGRATION OF BLUE CIRCLE: THE MAJOR STEPS

- **JANUARY 8, 2001**
  Announcement of our friendly takeover bid for Blue Circle.
- **FEBRUARY 19, 2001**
  Agreement given to the bid by Blue Circle shareholders.
- **MARCH 1, 2001**
  Unconditional approval given by the European Commission.
- **APRIL 11, 2001**
  Approval given by the Canadian Competition Bureau, subject to the divestment of Blue Circle assets in Ontario and in the North of the United States.
- **JUNE 18, 2001**
  Approval given by the Federal Trade Commission in the United States, subject to the divestment of certain assets.
- **JULY 11, 2001**
  Following the approval of the British High Court, the purchase of Blue Circle becomes effective.
- **JULY 12, 2001**
  Beginning of the operational integration process.
- **DECEMBER 31, 2001**
  Finalisation of the Blue Circle integration process.

OUR GROWTH STRATEGY HAS FUELLED THIS EXPANSION

A STRATEGY OF ACQUISITIONS

Not counting Blue Circle, we devoted €692 million to acquisitions in 2001, with the aim of ensuring the continuing expansion of each of our Divisions in every region of the world.

A STRATEGY OF SUSTAINED GROWTH IN ASIA ...

In 2001, we pressed ahead with our external development strategy in Asia. Our volumes in the continent doubled: Asia now constituting 8% of our worldwide sales, as against 6% in 2000.

Cement

We launched the construction of a new cement plant at Dujiangyan, near Chengdu in the province of Sichuan, China, in 2000. The facility, which will open in Spring 2002, will have annual capacity of 1.4 million tonnes.

In South Korea, our subsidiary Lafarge Halla, which already has annual production capacity of 7.5 million tonnes, signed a joint venture agreement with Tong Yang Major Corporation, which has annual capacity of 11 million tonnes. The entity formed by this agreement has a market share in South Korea of some 35%.

The purchase of the cement division of Raymond Ltd in India doubled our annual production capacity in the country, raising it to 5 million tonnes. Operational in 2001, this acquisition has enabled us to become a leading player on markets in eastern India and has generated substantial synergies with our existing operations.

The creation of a joint venture with Aso Cement marked our Cement Division's first foray onto the Japanese market. The newly created company has taken over Aso's cement-producing assets, principally consisting of two plants in Kyushu: the Tagawa plant has cement production capacity of 1.7 million tonnes, and the Kanda plant has capacity of 1.3 million tonnes. Aso currently supplies 5% of the Japanese market.

In addition to these developments, we have now become market leader in Malaysia and we have doubled our market share in the Philippine as a consequence of our acquisition of Blue Circle.



FOCUS

Lafarge Corporation, the Group's 54%-owned North American subsidiary, has become Lafarge North America. Not only should the change of name help reduce the risk of confusion between the Group itself and its North American subsidiary, both of which are listed on the NYSE; it also clearly identifies the company's geographical sector: it is the number one producer of building materials in North America.

LAFARGE NORTH AMERICA

Roofing

We own six concrete roof tile plants in China. The most recent of these, in Chengdu, has annual production capacity of 10 million roof tiles.

Gypsum

The Lafarge Boral Gypsum joint venture in Asia, which has proved to be a great success, saw two new initiatives in 2001, with the acquisition of Siam Gypsum, leader in plasterboard on the Thai market, and the construction of a third plasterboard plant in South Korea. The joint venture with Boral now covers the markets of Thailand, South Korea, China, Indonesia, Malaysia, Singapore, the Philippines and Vietnam.

In 2001, we became the number one gypsum producer in Asia (excluding Japan), with total annual production capacity of 220 million square metres of plasterboard.

... AND IN OTHER COUNTRIES AROUND THE WORLD...

In Romania, our Gypsum Division established itself as leader on the plasterboard market through the creation of the joint venture Lafarge Arcom Gips.

In Brazil, the Roofing Division now possesses a clay roof tile facility, purchased from Ceramica Laranjal Paulista, capable of manufacturing 12 million tiles per year.

In Germany, the Roofing Division acquired the roofing component specialist Klöber, European number 2 in its sector.

A newly open concrete roof tile production facility in Orimattila, Finland, has provided us with annual production capacity of 30 million tiles. Another Roofing Division development in the same region came with the acquisition of Kami, a Swedish producer of metal roof tiles.

In the chimney sector, Schiedel carried out two acquisitions: Isokern, the market leader in chimney components in Sweden and Denmark, and Irish Stoneware & Fireclays, a manufacturer of ceramic flue pipes.




LAFARGE
Materials for
Building our World
LR
NYSE

United-States / Cement.
The New York Stock Exchange where Lafarge is listed.

BOOSTING THE POSITIONS OF OUR AGGREGATES & CONCRETE DIVISION IN NORTH AMERICA

In 2000, Lafarge North America, leader in building materials in North America, purchased Warren Paving & Materials Group Ltd, a leading producer of aggregates, asphalt and road surfacing in Canada. This acquisition has greatly increased the dimension of our Canadian operations in aggregates, asphalt and road surfacing.

While the acquisition of Blue Circle has enabled us to establish ourselves in the Southeast of the United States, the purchase of Pine Hill Materials and American Ready-Mix Concrete in 2001 has given Lafarge North America eight new facilities in the Buffalo region of New York State. These operations confirm us as one of the foremost aggregates producers of North America, while annual sales volumes of 116 million tonnes.





innovation
to support our customers

"At Lafarge, we always give priority to the customer, and our actions are always dictated by the customer's expectations. In 2001, we continued to improve our products to bring them yet more into line with the demands of all the players in the construction chain, be they architects or craftsmen, distributors or end users."

Bernard Kasriel
Vice-Chairman and Chief Operating Officer



Adapting our research laboratory to the evolution of our markets, product innovation, encouragement from our senior executives to develop innovation, the launch of the "Place des métiers", entertaining our customers at the Products Campus, deploying our new product brand strategy... All these initiatives share the single aim of promoting and speeding up the development of a customer-focused innovation culture in our teams.

FOCUS

DUCTAL® USED FOR THE PEACE FOOTBRIDGE IN SEOUL

Ductal®, the ultra high strength fibre concrete, constitutes a technological leap forward for the construction industry. It is now beginning to find applications. The homogeneous and extremely dense microstructure of Ductal® makes it characteristically highly deformable under traction (ductility) and very resistant to aging.



A CENTRAL RESEARCH LABORATORY AND A WORLDWIDE NETWORK OF TECHNICAL CENTRES

At our central research laboratory, located at L'Isle-d'Abeau, near Lyons, work 165 people representing eight nationalities. Our research network also includes application laboratories and technical centres run by the Group's Divisions and some of its Business Units in twelve countries.

The work carried out by the Gypsum Division's technical development centre in Avignon focuses on analysing customer-centred functions and validating products and systems in situation. In the Cement Division, two new technical centres have been set up, one for Western Europe and Morocco in France, and the other for Asia in Malaysia. These facilities supplement the existing network of technical assistance, which include a centre in Canada covering North America, a centre in Austria for Central and Eastern Europe, and a centre located in France which deals with Latin America and Africa. Their purpose is to make technical expertise available to cement plants and grinding plants to help them improve reliability and performance.

In each Division, innovative processes and tools are used to facilitate the transfer of knowledge of new products from one country to another, such as the technical intranet portal opened by the Cement Performance department in 2001. In the Roofing Division, two technical centres are developing projects on new surfaces, new materials and comprehensive solutions incorporating roofing components to offer appropriate services to both general public and professional users of the Division's products.

The Aggregates & Concrete Division has set up a knowledge sharing programme within its 2,000 profit centres around the world: an intranet portal now makes it possible for the Division's teams to share best practices in production, sales, marketing, management control and the environment.


LAFARGE
Place des métiers
web café

PRODUCT INNOVATION

THE BEST CEMENT FOR EACH TYPE OF APPLICATION

What properties is each customer looking for in our cements? The Cement Division constantly strives to offer an increasingly broad range of specific or adapted products, along with quality that is consistent, regularly inspected and monitored within each of our plants and evaluated in terms of the properties of cement: rheology, setting time, colour, strength. Along with our concern for product quality, our goals are proximity and the provision of added value services.

HIGH ADDED VALUE AGILIA® CONCRETE

Deriving from self-placing and self-levelling Agilia® concrete, products have been developed intended for different applications, ranging from floor screeds to structural concrete. Already marketed in France, Austria and the United States, this range was launched in the United Kingdom and Turkey in 2001.

FOCUS

BATIMAT 2001: A FOCUS ON SERVICE

The "Place des métiers" concept was awarded the silver medal in the new technologies category at Batimat, the leading international building exhibition held in Paris. New products and solutions shown at Batimat 2001 concentrated on:

- **bringing down the cost of construction, with ultra high strength Ductal® concrete and self-placing and self-levelling Agilia® concrete;**
- **appearance, with decorative concrete, Médoc roof tiles and Crualys and Frescalys hydrated lime-based mortars for renovating and restoring old buildings;**
- **thermal and acoustic comfort (Prégymax 32™ liner complex) and thermal comfort (Span-Alu roof underlay);**
- **safety, both the solidity and durability of structures and installations (integrated roofing system designed to resist winds of over 190 kph, range of ceramic chimneys guaranteed 30 years against corrosion, etc.) and fire protection and prevention (toxic-fibre-free spray-applied fire-rated plaster).**

ROOFING SYSTEMS AND SOLUTIONS

We are continuing to develop roofing systems and solutions that combine functions of protection, appearance, ventilation, heat recovery and safe installation for the roofer. Not only do our solutions encompass roof tiles, roofing components and chimney systems, but also services adapted to various customer segments, such as expertise and call centres, training, software, financing and guarantees. The Roofing Division successfully launched a number of products in 2001, among them the varnished Smaragd tile and the self-cleaning Tegalit Star tile.

ENVIRONMENTALLY FRIENDLY INSULATION

Plasterboard can be employed for a wide range of applications, such as partitions, ceilings and floors, and must offer fire protection, water-repellent and sound insulation properties in order to satisfy all requirements of comfort, safety and respect for the environment. The Gypsum Division has launched a new thermo-acoustic liner complex made of plasterboard and a new-generation insulation material, Prégymax 32™, which also has high pro-environment properties: it is 100% recyclable and does not produce particles when it is cut.



NEW SERVICES

THE "PLACE DES MÉTIERS", A MAJOR PROJECT FOR FRANCE IN 2001

Since May 2001, building industry professionals have had access on the Internet to a comprehensive array of free information on our products, services and technical tools: the "Place des métiers". Each player in the industry has a specific website: *Batissor.com* is designed for craftsmen and contractors, *Creargos.com* for architects and specifiers, and *Matixel.com* for our distributor customers. On each site, visitors will find information geared to their specific profession, helping them work more efficiently and run their businesses more effectively, but also create, design, discuss and view the work of their peers. Complementing these online services for craftsmen and contractors are training programmes, professional events organised in the context of the Lafarge Forum and a magazine, *L'Entrevous*. Craftsmen and specifiers may also take advantage of Lafarge multimedia support and call centre. In 2002, we will turn our attention to private owners building or renovating homes, with a new website, *Batirenover.com*.

AN ONLINE CONFIGURATION AND SIMULATION TOOL

The rapid expansion of our web sites continued in 2001 with the launch of a number of Division and country sites around the corporate site, *Lafarge.com*. The Roofing Division launched sites for use by roofing professionals and home owners, such as the roof configuration tool and simulator accessible on *Lafarge-roofing.com* and *Lafarge-couverture.com*.

BRAND RATIONALISATION POLICY

Following the acquisition of Blue Circle, we successfully applied our brand policy on a wide scale. The principle of the policy consists of maintaining local brand names that are familiar to our customers and that they trust, but linking them strongly to the Group's identity.

OPENING OF THE PRODUCTS CAMPUS TO ARCHITECTS

In 2001, for the first time, our Products Campus – both an exhibition and demonstration centre and a training facility located at our technology centre at L'Isle-d'Abeau – played host to a group of fifty French architects, who discovered the universe of our solutions, the scope of our offer and our vision of the materials of tomorrow.

SUCCESS OF THE GYPSUM CUSTOMER RELATIONS CENTRE

The call centre run by our Gypsum business has three aims: brand differentiation through the quality of service, development of sales and logistical performance, and, most importantly, responding efficiently to customers' needs. The service is equipped with a system which measures the reliability of each operation from order to invoice, and is particularly appreciated by customers.

THE HOME BUILDING CENTRE IN INDIA PARTNERS BUILDERS OF INDIVIDUAL HOUSES

50,000 people a year build new houses in the Calcutta region. To reach this target directly, we have opened a resource centre where they can find all the information they require to build a house. 1,500 people signed up to the centre during its first year, of which 80% are home owners and 20% professionals (architects, engineers, decorators, etc.). The *Lafarge-india.com* website is the Internet extension of this initiative.



sustainable development: a strategic commitment

"We are in no doubt that economic success cannot be sustained without environmental protection and social responsibility. Having our efforts recognised by the majority of social analysis organisations serves as an additional source of motivation for us."

Michel Rose
Senior Executive Vice-President

Our growth and expansion form part of our strategy of sustainable development, which entails not only reducing the environmental impact of our industrial activities, but also managing our operations in a responsible manner.



FOCUS

OUR FIRST REPORT ON SUSTAINABLE DEVELOPMENT

Our report on our economic, social and environmental performance was awarded the Trophée 2001 Private Sector Company Prize by the French Order of Certified Accountants in conjunction with the United Nations programme for the environment.
The trophy rewards companies that have set up the best environment information tools for sustainable development.
It can be downloaded on www.lafarge.com.



IN 2001, WE PLEDGED TO REDUCE OUR CO_2 EMISSIONS ON A WORLDWIDE LEVEL

We have committed ourselves to reducing our emissions of carbon dioxide (CO_2) by 20% per tonne of cement produced worldwide over the period 1990-2010. This corresponds to a 15% reduction by 2010 in the absolute level of CO_2 emissions in industrialised countries (Annexe I of the Kyoto Protocol) by comparison with 1990, considering that CO_2 emissions deriving from fossil-based alternative fuels are offset by the recovery of energy and the reduction in needs of primary fossil fuels.
This commitment was determined in the framework of the WWF/Lafarge Conservation Partnership, and it has received our partner's approval. However, WWF employs a different method of calculation, which takes into account CO_2 emitted by fossil-based alternative fuels and this results in a revised value of 10% for the reduction of CO_2 emissions in industrialised countries. As a result of this commitment, Lafarge is included as a member of WWF's "Climate Savers" programme, and WWF will be closely involved in the implementation and monitoring of our commitment.

Our principal drivers to reduce these emissions are improving energy efficiency (by favouring cement production methods that make less intensive use of carbon to cut down on CO_2 emissions), employing alternative fuels and making greater use of mineral additives, such as slag from steel production and flyash from coal-fired power plants. Aiming to go yet further in researching solutions to the problem of greenhouse gas emissions, our Central Research Laboratory installed the necessary resources in 2001 to identify other solutions.

Our provisional figures for 2001 show that the integration of recently acquired cement plants, particularly former Blue Circle facilities, has weighed on the Group's average performance, which dipped from 651 kg of CO_2 per tonne of cement in 2000 before Blue Circle to 690 kg of CO_2 per tonne after Blue Circle. On this basis, however, we have continued to make gradual progress in reducing our emissions, bringing the new Group average down to 683 kg of CO_2 per tonne of cement in 2001. We have therefore reduced our emissions by 8.4% by comparison with 1990 during the past year.
In the industrialised countries, where we are committed to our target of reducing the total number of tonnes of CO_2 produced over the same period, we brought down our emissions from 45.9 million tonnes in 2000 to 45.4 million tonnes in 2001.

TOWARDS AN INDUSTRIAL ECOLOGY

In 2001, we deployed a series of practical actions in favour of the environment, delineating the outline of an industrial environmental policy.

PROTECTING AIR AND WATER

Over the last thirty years, we have reduced the quantity of dust from our cement plants a hundredfold. During the 1960s, emission levels were the equivalent of 2% of production, but they represent only 0.02% today.
The manufacture of construction materials involves the consumption of large quantities of water for cooling machines, washing aggregates, production of concrete and roof tiles, wet process cement production and preparation of plasterboard. In the case of cement, for example, continuous migration to dry process production has allowed water consumption to be reduced to between 100 to 200 litres per tonne, as compared to 1,000 to 2,000 litres per tonne using the wet process.

QUARRY MANAGEMENT

Before a quarry is opened, we carry out an environmental impact study. The Meghalaya quarry in India and the Tetouan quarry in Morocco are the most recent examples. When operation of a quarry threatens a natural site, we may even consider partial closure of the site or reclassification of it as a nature reserve. This was done with the La Couronne site near Angoulême.
In the life of a site, quarrying represents only one stage. This is why restoring the biodiversity of sites involving the 800 or so quarries that we operate worldwide forms one of the cornerstones of our partnership with WWF. Our Strategic Quarry Rehabilitation Programme, launched in 1999, develops and promotes the most significant examples of our policy within the Group. A performance indicator, defined with WWF, makes it possible to monitor the application of this policy. In 2001, over 50% of our quarries had adopted a rehabilitation plan.
The Besthorpe quarry, which extends over 200 hectares in the county of Nottinghamshire, UK, is a good example of our rehabilitation policy. Located on the river Trent, its rehabilitation as an ornithological reserve is the fruit of a partnership with the Wildlife Trust, a nature conservation society, which now controls almost 100 hectares.

RECYCLING AND WASTE ELIMINATION

Within each of our Divisions we have developed recycling solutions. In the Aggregates & Concrete Division, demolition waste is used as construction aggregate for road building. Used railway ballast is recycled as aggregate for concrete production or as infill for quarries. Concrete is itself a recyclable product once it has been separated from its steel reinforcements. In the Roofing Division, used concrete roof tiles are recycled as new roofing materials. Clay tiles can be crushed and used in other applications (decorative screens, tennis courts, sound deadening walls, etc.).



United Kingdom / Lafarge Aggregates UK won an award for quarry rehabilitation.

FOCUS

A GLOBAL ACTION PLAN FOR THE WORLD'S TEN LEADING CEMENT PRODUCERS

Along with another nine leading cement producers, we are promoting an action plan for sustainable development in conjunction with the WBCSD (World Business Council for Sustainable Development). Launched early in 2001 with the WBCSD and devised by an independent consultant, it is based upon the investigation Towards a Sustainable Cement Industry, which proposes directions in which the ten companies involved can ensure progress. The plan will be launched in June 2002, prior to the next world summit on sustainable development, to be held in August and September 2002 in Johannesburg, South Africa.
Further information: www.wbcsd.org

ENERGY CONSUMPTION AND ALTERNATIVE FUELS

In 2001, the use of alternative fuels - used tyres, sump oil, sludge, etc. - was pursued. 30% of our cement plants are now equipped to use one or more alternative fuels representing over 7.7% of our energy consumption. During the cement kiln combustion process, a time of over six seconds at a temperature of over 1,200°C guarantees total destruction of even the most stable organic molecules with no impact on the environment or human health. In addition, the presence of large quantities of lime in a kiln ensures total scrubbing of combustion gas. Finally, heavy metal contained in the wastes, as in the case of traditional fuels, is permanently stabilised in the form of silicates within the finished product.

REPLENISHMENT OF NATURAL RESOURCES

To the greatest extent possible, we use industrial by-products such as synthetic gypsum, fly ash from coal-fired power plants and slag from steel industry blast furnaces, to replace natural materials used in the manufacture of building materials. The level of alternative materials is 8.2%

in the Cement Division, 32% in the Gypsum Division, 1.7% in the Aggregates & Concrete Division and 6.8% in the Roofing Division.

ENVIRONMENTAL CERTIFICATION

Each of our Business Units has responsibility for the environmental performance of its sites and is able to make use of tools such as key performance indicators, audits and a training policy. Environmental audits must take place at least once every four years. They evaluate compliance with regulations, performance and environmental risk, the quality of relationships with local stakeholders and organisational aspects. A number of sites - more than thirty to date - have opted for ISO 14001 or SMEA (*Système de management environnemental et d'audit*). Lafarge UK has obtained European Union EMAS (European eco-management and audit scheme registration), which includes publication of an environmental report approved by an independent organisation. In France, the Gerstheim quarry was the first of our production facilities to obtain ISO 9001 certification. The three Lafarge cement plants in India, Sonadih, Arasmeta and Jojobera, were certified ISO 9002 and ISO 14001.





WWF | LAFARGE Conservation Partner

A WORLDWIDE PARTNERSHIP WITH WWF

In 2000, we concluded a worldwide partnership with WWF, becoming a founder member of its Conservation Partner programme and lending our support to its Forest Reborn programme. In 2001, we worked with WWF International on three projects:

- Performance indicators: environmental audits, CO_2 emissions, energy consumption, waste conversion and recycling, quarry rehabilitation, water consumption and energy recycling with quantified targets.
- A strategy of biodiversity through the restoration of quarries.
- A policy of reducing CO_2 emissions, which has taken the form of a formal commitment.

In addition to our worldwide partnership with WWF, specific local co-operation agreements were concluded in 2001 with our Business Units in China, Spain and Austria.

A BROADER CONCEPTION OF SOCIAL RESPONSIBILITY

Our social responsibility extends beyond the strict framework of regulatory obligations, because our involvement in the countries in which we operate - particularly developing countries - also takes the form of social and educational initiatives. Indeed, our very first responsibility consists of ensuring that we are able to apply our principles of action, an expression of our values, in every country where we establish our businesses.

BRINGING HELP TO NEW SITES FROM THE OUTSET

In April 2001, we set up operations in Bangladesh by building a distribution terminal in the neighbouring port of Narayanganj, from which cement will be marketed in the Dhaka region. We are also working on a project for a cement plant at Chhatak, co-financed by the Société Financière Internationale, the Asian Development Bank and the European Bank. It will create some 400 direct jobs in Bangladesh and 70 in India, along with employment for more than 2,500 other people through subcontracting activities. In order to build the plant, we have re-housed roughly a hundred families living on the site. These families now enjoy electricity, gas and running water and have become home owners. A community development centre has been opened, which will allow villagers to have access to medical care and training programmes.



A STRONG INVOLVEMENT IN COMMUNITY LIFE

Food distribution for residents of Brazilian shantytowns: 200 of our employees collected three tonnes of food for the inhabitants of the *favelas* of Rio de Janeiro during the Christmas period.

136 houses in one week in South Korea: Lafarge Halla Cement and Lafarge Gypsum Korea took part in building 136 houses in a scheme organised by the housing charity Habitat for Humanity. They were constructed with help from 27 of our employees and the donation of 2,000 tonnes of cement and 14,500 m^2 of plasterboard.

New technologies for schools in Nigeria: as a way of helping to overcome the shortage of computer equipment, we have built two learning centres devoted to new technologies. Employees at our cement plants were involved at every stage of the project, and they help to manage the centres.

Support for victims of the September 11 terrorist attacks in the United States: we made contributions to the relief appeal for for victims of the atrocities in New York and Washington in 2001. Substantial donations were made to the 11th september fund by Lafarge North America, and to a New York Fund, which belongs to the International Association of Fire Fighters, by the Lafarge Group.







human resources
at the heart of our systems and values

"At Lafarge, human resources have always been at the very heart of our management systems and our principles of action. The integration of Blue Circle, bringing some 17,000 newcomers to the Group, is a wonderful opportunity to enrich our values and our systems."

Christian Herrault
Executive Vice President,
Human Resources and Organisation

AN INTEGRATION RICH IN SYNERGIES

In 2001, 17,000 Blue Circle employees joined our Group, raising our workforce to very nearly 83,000 people. One of the challenges before us was to integrate them successfully. This process took six months, from July to December 2001. Both groups' teams were able to work together in a spirit of co-operation and mutual respect, fully in accordance with the principles laid down by both Chief Executives: trust, open-mindedness, commitment and rigour, to conserve the best of both groups. At the end of the process, 90 % of Blue Circle's operational managers stayed with Lafarge, and the synergies evaluated by the integration teams are greater than forecast.



FRANCE: 10.8%
ASIA: 13.3%
AFRICA: 11.3%
WESTERN EUROPE: 21.4%
MEDITERRANEAN BASIN: 7.1%
CENTRAL EUROPE: 10.1%
NORTH AMERICA: 19.8%
SOUTH AMERICA: 6.2%

Breakdown of employees by geographical zone
Total: 82,892 people

The Group has adopted new working methods. The Cement Division's policy of decentralisation has been strengthened, with human resources departments set up in each major region and technical centres redeployed to bring them closer to the Business Units. Under the impetus of the integration project, we are working on a new Group approach to performance and we are developing our methods of knowledge management.

Finally, with the aim of modernising our style of management, we have launched an in-depth project called Leader for Tomorrow, which will culminate in a stronger training policy and a revised version of our Principles of Action.

THE LEADERSHIP PROFILE: A COMMON TOOL FOR EVALUATING OUR COMPETENCIES

Maintaining this new momentum, and drawing on our international experience, we drew up a common roadmap for the whole Group in 2001 to help each individual evaluate his or her skills and make progress in terms of the Lafarge Way. The "Leadership Profile" describes the six key competencies that our managers must possess: vision and purpose, leading people, driving for results, customer focus, leading change and integrity and embodying the Group's values. The profile is now employed in annual appraisal interview of senior managers and in the 360-degree feedback process which is gradually coming into use in all our Divisions. Training programmes were designed in 2001 and will be rolled out in 2002 to speed up this change.

multi-year objectives, which are a guarantee of sustainable and value-enhancing development.

INVOLVING NEWCOMERS TO THE GROUP IN OUR FUTURE SUCCESSES

To enable our employees to benefit fully from the development of the Group and to give them a better understanding of our economic challenges and our strategy, we have an ongoing policy of employee shareholding. Thanks to the performance of our employee saving scheme, Lafarge en Action, which attracted the support of some 29,000 employees in 33 countries when we first launched it in 1999, we were selected for inclusion in the SAM Employee Ownership Index in May 2001. This is an index made up of a selection of 30 European companies that have set up such schemes. To enable employees who have joined us in the context of recent acquisitions, particularly Blue Circle, to share in the success of the groupe, we prepared the next wave of Lafarge en Action in 2001, a campaign that will be launched in more than 50 countries in 2002.



REWARDING SUSTAINED PERFORMANCE

To develop our performance culture, EVA* (Economic Value Added), which we have used as our financial performance indicator since 1999, has now been introduced into the system of variable remuneration for managers.

The new scheme has been devised to reward performance and encourage the creation of value over the long term. It incorporates two elements: an annual bonus to reward both continued improvement in EVA and the achievement of personal targets; and a long-term bonus based on an improvement of EVA over three years and which is paid to managers after their third year in the Group. 700 managers were involved in this bonus scheme in 2000, 1,800 were in 2001, and 2,000 will be in 2002. This system enables us to evaluate an individual performance, both in relation to annual targets and multi-year objectives, which are a guarantee of sustainable and value-enhancing development.

**At various levels of management within the Group, EVA is calculated by subtracting the weighted average cost of capital employed from operating income after tax. Operating income is a very close notion to operating income on ordinary activities. The weighted average cost of capital is obtained by multiplying the average capital employed (in book value and in certain cases revalued) by the estimated cost of capital. The performance measurement employed for operating units is not based on the absolute value of EVA, but on its improvement in relation to a multi-year target.*

FOCUS



NEW INTERACTIVE TOOLS FOR HUMAN RESOURCES

- **Our e-recruitment website, *www.lafargecareers.com*, is an interactive tool to assist to us recruit managers.**
- **An international jobs market on the intranet provides information for Group employees on all international career opportunities.**
- **The Lafarge Leadership Library, which can also be consulted on the intranet, contains a collection of articles and sources of information which enable everyone to read in-depth material on our six key competencies.**


OTHERS: 1%
CORPORATE CENTRE & MISCELLANEOUS: 0.98%
GYPSUM: 5.97%
ROOFING: 15.22%
CEMENT: 50.47%
AGGREGATES & CONCRETE: 26.36%

Breakdown of employees by Division

THE "DIRECTION GÉNÉRALE"

From left to right:
Michel ROSE, Senior Executive Vice-President
Bertrand COLLOMB, Chairman and Chief Executive Officer
Bernard KASRIEL, Vice-Chairman and Chief Operating Officer



executive committee & "direction générale"



Jean-Jacques GAUTHIER,
Executive Vice President,
Finance



Ulrich GLAUNACH,
Executive Vice President,
Roofing



Christian HERRAULT,
Executive Vice President,
Human Resources & Organisation



Bruno LAFONT,
Executive Vice President,
Gypsum



Charles de LIEDEKERKE,
Executive Vice President,
Aggregates & Concrete



Isidoro MIRANDA,
Executive Vice President,
Cement

SENIOR VICE PRESIDENTS

Jean-Christophe BARBANT, e-business
Christopher BOYD, environment and public affairs
Jean-Pierre CLOISEAU, finance
Denis FABRE, audit
Philippe GRUAT, marketing
Philippe HARDOUIN, communications

Agnès LEMARCHAND, lime business
Jacques LUKASIK, scientific affairs
Denis MAÎTRE, central research laboratory
Dominique MALIGE, information systems
Jacques SARRAZIN, strategy
André-Gilles TAITHE, legal affairs
Jean-Louis TOUATI, management control

NORTH AMERICA
Philippe ROLLIER, president and CEO
Larry WAISANEN, finance
Jim NEALIS, human resources

senior managers (operational and functional)

CEMENT DIVISION

ISIDORO MIRANDA

Western Europe and Morocco
Jean-Carlos Angulo
- France: Alain Crouÿ
- Italy: François Dugrenot
- Morocco: Jean-Marie Schmitz*
- Spain: Jean-Pierre Taillardat
- United Kingdom: Richard Olsen

Middle East & Trading
Jean-Charles Blatz
- Cameroon: Jean Jung
- Egypt: David Seroux*/ Tony Muckley
- Greece: Jeremy Watts
- Jordan: Samer Berekdar*
- Trading / Shipping: Patrick Chapel

Latin America
Miguel del Campo
- Brazil: Albert Corcos
- Chile: Martin Widger
- French Caribbean: Raymond Largent
- Honduras: Xavier Blondot
- Mexico: Máximo Dolman
- Venezuela: Jorge Bouhid

Asean
Guillaume Roux
- Indonesia: Christian Devillers
- Malaysia: Thain Khan Quah
- Philippines: Peter Hoddinott

Asia
Jean Desazars
- Bangladesh: Yong Ngai Chan
- China: Dung Van Anh
  Cement: Eddie Chai / Philip Yu
- India: Martin Kriegner
- Japan: Olivier Luneau*
- South Korea: Sylvain Garnaud*

Africa
Tony Hadley
- Benin: Max Magli*
- Kenya: Didier Trésarrieu
- Nigeria: Jimmy Shiganga / Muhammad Daggash / Ray Harding / Philippe Guerbois
- South Africa: Frédéric de Rougemont
- Southeastern Africa: Elmor Leo
  Malawi: Joe Pemberton
  Tanzania: Edward Simakoloyi
  Zambia: Ian Coulter
  Zimbabwe: Jabulani Mavimba
- Uganda: Mbuvi Ngunze

Central Europe - CIS - Turkey
Yves de Clerck
- Austria: Peter Orisich
- Czech Republic: Petr Laube
- Germany : Gerhard Roeser
- Poland: Andrzej Tekiel
- Romania: Philippe Questiaux
- Russia - CIS - Ukraine: Georges Morizot
  Russia: Vladimir Rostunov
- Turkey: Erdogan Pekenç
  Cement: Nuri Ozkaya*

North America
Philippe Rollier
Cement: Jean-Marc Lechêne
- Great Lakes Region: Mike Balchunas
- Northeast Region: Eric Olsen
- Northwest Pacific Region: Alan Kreisberg
- River Region: John Stull
- Southeast Region: Kirk Coyne

Advisor, major projects:
Pierre Saint-Hillier
Cement performance:
Jean-François Sautin
Cement products: Colin Sutherland
Communications: Christelle Bitouzet
Control: Bertrand Deau / Henri Goyon
Human resources:
Philippe Jacquesson
Industrial ecology: Dominique Bernard
Information systems: Pierre Damnon
Mergers and acquisitions:
Caroline Grégoire Sainte Marie
Marketing: François Jacques
Strategy: Carlos Castillo

*joint ventures or minority interests (at March 1, 2002)

AGGREGATES & CONCRETE DIVISION

CHARLES DE LIEDEKERKE

North America: Ted Balfe
- Eastern Canada: Cyrille Ragoucy
- Eastern United States: Claude Bastien
- Southeastern United States: Fred Kemph
- Western Canada: Mike Smith
- Western United States: Pat Walker

France:
- Aggregates: Bernard Le Bras
- Concrete: Pierre-Yves Périgois

Greece: Nikos Chrissohou
Italy: Stéphane Rio
Middle East: Ralph Bradshaw
Spain - Portugal: Antonio Sobral Cruz
Turkey: Jean-Pierre Le Boulicaut
United Kingdom: Ian Reid

Brazil: Denis Berthon
Caribbean: Raymond Largent
Chile: Jaime Silva
Honduras: Jaime Kee Ham / François Ouin
Venezuela: Hedi Rafai

Reunion Island: Olivier Ronin
South Africa: Yves Oudin

Austria & Hungary: Peter Leonhardt
Central Europe: Louis Beauchemin
Germany: Hans Ulrich Troebs
Poland: Uwe Roth
Romania: Costin Borc

China: Eddie Chaï
Malaysia / Singapore: Malcolm Robinson

Aggregates & Concrete performance:
Dominique Calabrese
Control: Marc Soulé
Human resources:
Alexander Nieuwenhuizen
Strategy and development: Patrick Alix

ROOFING DIVISION

ULRICH GLAUNACH

Technical centres, Roofing Germany and Asia-Pacic: Jean-Marc Chicco

- Performance and technology: Gil Mercier
  - Germany: Rainer Lüttjohann
  - Asia-Pacific:
    - China: Vincent Tang
    - Indonesia: Stéphane Lecat
    - Malaysia: Wai Li Liew
    - Philippines: James Ng
    - Thailand: Manoon Vongthongsri

Roofing components, Chimneys, Roofing Europe and Asia: Paul Kolowratnik

- Roofing components: Michel Klein
- Chimneys: Mario Wallner
- Roofing Europe:
  - Eastern Europe (Poland, Russia, Ukraine): Frank Schnieber
  - Southeastern Europe:
    - Bramac**: Johann Woerndl-Aichriedler
    - Tondach Gleinstätten**: Franz Olbrich
    - Italy / Turkey: Paolo Obletter
    - Scandinavia: Bengt Persson
    - United Kingdom: Chris Morgan
- Roofing Asia: Japan: Mark Randall

Marketing, E-Business, Roofing Europe, Americas and Africa: Didier Riou

- Marketing: Benoît Hennaut
- Roofing Europe:
  - Benelux: Johan de Rijke
  - France / Switzerland: Jacques Henceval
  - Iberian Peninsula: Rafael Velasquez Garcia
- Roofing North and South America:
  - United States / Mexico: Mike Penny
  - Brazil: Henrique Lepecki
- Roofing South Africa: Johan van Jaarsveld

Finance: Thomas Kirschner
Human resources: Keith Deighton

Business Development: Herbert Krist
Communications: Nicole Pichin
IS/IT: Theo Veenema
Legal/Tax/Insurance: Bernhard Mehlhorn
Purchasing: Gerard Rittershaus
Reporting/Consolidation: Annemarie Schuth

GYPSUM DIVISION

BRUNO LAFONT

North America: Alain Bouruet-Aubertot

France and Belgium: Bernard Lekien

Northern Europe and gypsum screeds: Eric Meuriot

- CIS: Lilia Jolibois
- Germany and Netherlands: Alain Arrecgros
- Gypsum screeds: Alain Arrecgros
- Poland: Marc Aouston
- United Kingdom and Ireland: Bruce Slatton

Euro-Mediterranean: Giovanni Malone

- Export: Christian Sayn
- Italy, Romania
- Spain, Portugal: Christian Sayn
- Turkey:
  Dalsan: Bahattin Dalogl ü / Bruno de la Monneraye
  Entegre: Saim Keskin

Australia, Latin America, other countries and industrial plasters: David Calow

- Australia: Ian McHugh
- Industrial Plasters France: Thierry Dumas
- Latin America: Jean-Michel Desmoutier

Asia: Nicolas Fournier

- China: Philippe Beriro**
- Indonesia: Yvan Kovaric**
- Industrial plasters Asia: Jean-François Cousin
- Malaysia: Gary Stanford
- Philippines, Singapore, UAE and export: Frédéric Billon**
- South Korea: Chang-Myung Lee**
- Thailand: Olivier Guilluy*

Communications: Frédérique Lapierre
Finance: Mark Crump
Gypsum strategy, IT: Michel Puchercos
Human resources: Arnaud de Bérail
Marketing: Bernard Fauconnier
Production: Michel Edmont

***Joint ventures*



corporate governance

STRUCTURE OF THE BOARD OF DIRECTORS

The Board of Directors includes 10 non-executive directors as defined in the Viénot Report, i.e. having "no relationship of any kind whatsoever with the corporation or its group that is such as to jeopardise exercise of his or her free judgement." Moreover, no Group-appointed Directors sit on the Board of any company managed by any of our non-executive directors. The Board of Directors deliberates on all major issues involving the life of the Group, and strategy decisions in particular. It meets at least four times per year. In 2001, it met six times, and the average attendance rate at Board meetings was 85.6%.

There are three specialised sub-committees of the Board of Directors: the Organisation and Management sub-committee, the Finance sub-committee and the Strategy and Investment sub-committee. They all generally meet twice a year. The members of these sub-committees consist almost exclusively of qualified non-executive directors. Sub-committees are given access to all necessary information for their domain of expertise, and they submit their proposals to the Board of Directors for approval.

"The make-up of the Board of Directors is designed to enable the Group to benefit from the experience and independence of its directors. Its members represent five nationalities."

Bertrand Collomb
Chairman and Chief Executive Officer

THE BOARD OF DIRECTORS
Top to bottom and left to right: Jean Keller, Rick Haythornthwaite, Raphaël de Lafarge, Robert W. Murdoch, Michael Blakenham, Patrice Le Hodey, Bernard Isautier, Jacques Lefèvre, Alain Joly, Bernard Kasriel, Bertrand Collomb, Hélène Ploix, Michel Pébereau, Michel Bon, Guilherme Frering.

TRANSPARENCY AND QUALITY OF INFORMATION

We regularly organise information meetings and similar events for our shareholders, and we have created a Shareholders Consultative Committee. In 2002, as we did in 2001, we will publish information for the market:

- once per quarter on aggregated sales data,
- in early September on our first-half results,
- at the end of February 2003 on our results in 2001.

THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

The Annual General Meeting of Shareholders (AGM) is seen as an occasion for genuine debate with shareholders. The venue, date and time of the event are announced several months in advance. The invitation to the AGM incorporates a participant's guide and furnishes detailed information on proposed resolutions. The use of electronic tools guarantees the reliability and rapidity of voting. The 2001 AGM was put out as a recorded webcast on the *www.lafarge.com* website and this year, minutes of the 2002 AGM will be posted online.

Readers will find more detailed information on corporate governance on page 121.



Lafarge and its shareholders

WHO ARE OUR SHAREHOLDERS?

Our shareholders are divided between individual and institutional investors, or, analysed another way, resident and non-resident (i.e. non-French) investors. As at December 31, 2001, 210,000 private individuals held Lafarge shares, constituting 14.8% of our total shareholding. No shareholder owns more than 5% of the capital of Lafarge.



OWN SHARES HELD: 1.4%
INDIVIDUAL SHAREHOLDERS: 14.8%
RESIDENT INSTITUTIONAL INVESTORS: 25.3%
NON-RESIDENT INSTITUTIONAL INVESTORS: 58.5%

Breakdown of capital

At December 31, 2001, our capital was made up of 130,145,800 shares.

INFORMATION TOOLS FOR SHAREHOLDERS

Apart from the Annual General Meeting of shareholders, which was attended by almost 900 shareholders in Paris on May 28, 2001 and put out as a webcast on *www.lafarge.com*, we organised information meetings in Marseilles in November and in Strasbourg in December, and we also took part in Journées Investir, a shareholders' forum that was held in Toulouse. There was a webcast on *www.lafarge.com* when we took part in the Actionaria shareholders' fair in Paris in November 2001.

In 2002, we will be meeting our shareholders at a number of venues. Information meetings have been scheduled in Orléans on April 18, organised in conjunction with the CLIFF (Cercle de Liaison des Informateurs Financiers Français, in Tours on June 10 (in partnership with *Investir* magazine), in Bordeaux on November 7 (arranged with *Le Revenu* magazine), in Lyons on November 15 (as part of the Investment Forum), and in Strasbourg on December 19. We will also continue to take part in two fairs (Actionaria in Paris on November 22 and 23 and Journées Investir in Nantes on October 18 and 19). Invitations to these events are available on request by contacting us on our toll-free number.

We have also continued to organise meetings with institutional investors both in France and, for non-resident investors, at venues elsewhere in Europe and in North America.

In addition to annual and interim reports, we provide our shareholders with a variety of documents: an abridged version of the annual report, a Shareholders' Handbook which is updated yearly, and a Shareholders' Newsletter published twice a year as well as on the occasion of any major events for the Group. We also make heavy use of our website, *www.lafarge.com*, to carry information for shareholders.

CONTACTS

INSTITUTIONAL INVESTORS AND FINANCIAL ANALYSTS
James Palmer
Tel.: (+33) 1 4434 1126
Fax: (+33) 1 4434 1237
james.palmer@lafarge.com

PRIVATE SHAREHOLDERS
Delphine Bueno
Tel. France (toll-free): 0800 235 235
Tel. international: (+33)1 4434 1273
Fax: (+33)1 4434 1237
delphine.bueno@lafarge.com

TOLL-FREE NUMBER available in France for information on the Lafarge share and registered share accounts (at the CCF): 0800 06 06 46

WEBSITE: www.lafarge.com


150
125
100
75
50
• LAFARGE
• CAC 40
2000
2001
J A S O N D J F M A M J J A S O N D

The Lafarge share price by comparison with the CAC 40 index since July 2000
(source : Jacques Chahine Finance)



"Our two prime targets for 2002 and 2003 are the financial rigour that will enable us to return to our target financial ratios by the end of 2003, and further steps to strengthen our financial communication."

Jean-Jacques Gauthier
Executive Vice President, Finance

In 2001, we were awarded the Fils d'Or trophy by the French magazine *La Vie Financière*, which recognises the most efficient shareholder relations departments.

THE SHAREHOLDERS' CONSULTATIVE COMMITTEE

The shareholders' consultative committee, created in March 1995, is made up of ten people reflecting the composition of our private shareholder base. They are appointed following a public appeal for applications, one third of members being replaced each year. The role of the committee is to help improve communication between the Group and individual shareholders.

In 2001, the committee met and was consulted in March for the presentation of the 2000 financial statements, the preparation of the Annual General Meeting of May 28, 2001 (the committee helped to draft the questionnaire sent to shareholders with the invitation to the meeting), and the preparation of the April 2001 Shareholders' Newsletters.

The members are: Anne-Doris Dupuis, Robert Fons, Nicole Issautier, Claude Le Moing, André Lienhart, Jean-Paul Muller, Olivier Niezgodski, Jean-Claude Rimbaud, Gérard Vigneron and Marcel Tixier.

THE LAFARGE SHARE

The share's closing price at the end of the 2001 financial year was €104.90, a rise of 20% by comparison with its price at December 31, 2000*. This was the strongest performance recorded on the CAC 40 index in 2001. During the same twelve-month period, the CAC 40 fell 22% overall.

The daily volume of our shares traded on the Euronext Paris market grew by comparison with 2000 to an average of 667,518 shares changing hands, ranking it 21st among CAC 40 shares. The amount of share capital traded daily was over €67 million.

Since July 23, 2001, the Lafarge share has been listed on the New York Stock Exchange. Our introduction on the NYSE constitutes a major step in our development and gives us a higher profile for American investors.

** price adjusted to take account of the impact of the January 22, 2001 rights issue.*



group management report

"In 2001, our Group extended the worldwide presence of its four Divisions on every continent and once again improved both its sales and its income."

Bertrand Collomb
Chairman and Chief Executive Officer

SALES PERFORMANCE

The Group's sales totalled €13,698 million for the twelve months ending December 31, 2001, an increase of 12% when compared with the €12,216 million realised in 2000. The underlying activity excluding foreign exchange and scope effects grew by 3% for the full year.



FOCUS

SALES PERFORMANCE

	DECEMBER, 31 2001 € *million*	DECEMBER, 31 2000 € *million*	VARIATION	LIKE FOR-LIKE VARIATION
Cement	5,995	4,420	+ 36 %	+ 5 %
Aggregates & Concrete	4,806	3,725	+ 29 %	+ 4 %
Roofing	1,585	1,684	- 6 %	- 8 %
Gypsum	1,072	1,000	+ 7 %	+ 6 %
Others	240	1,387	- 83 %	+ 3 %
TOTAL	**13,698**	**12,216**	**+ 12 %**	**+ 3 %**

The 2001 performance excluding foreign exchange and scope effects is explained as follows:

CEMENT: 44% OF TOTAL CONSOLIDATED SALES

The Cement Division's sales rose 5 % for the year as a whole.
Positive sales growth was experienced in many regions of the world, being particularly strong in Western Europe and in the fourth quarter in North America due to mild weather conditions. Sales in Germany were down as the weakness in the construction market continued.
Favourable volume and price trends throughout 2001 allowed the Group to record strong growth in Jordan, Venezuela, South Korea, China, Morocco and across the African continent. In Brazil, sales denominated in local currency grew strongly due to favourable price trends. This growth far outweighed the weaker performance of Poland, Turkey and the Philippines, where poor economic conditions affected sales, compounded in the Philippines by increased imports.

AGGREGATES & CONCRETE: 35% OF TOTAL CONSOLIDATED SALES

The Aggregates & Concrete Division's sales grew by 4% for the full year in spite of the very poor weather conditions experienced at the beginning of the year. Aggregates sales in France and the United Kingdom rose in 2001, due largely to favourable price trends. In North America, sales of aggregates moved ahead due to increased demand.
Concrete sales were stable in France after record levels in 2000, but strong growth was achieved in Spain and Portugal. In North America, concrete sales saw reasonable growth in 2001, rising strongly in the last quarter.

ROOFING: 12% OF TOTAL CONSOLIDATED SALES

The Roofing Division's sales declined by 8% for the full year due to the continued decline of the German construction market. Outside Germany, roof tile sales were overall stable compared to last year.

GYPSUM: 8% OF TOTAL CONSOLIDATED SALES

The Gypsum Division's sales were up 6 % for the full year. In Asia, sales continued to grow strongly. Sales in Europe experienced reasonable growth in 2001, in spite of German sales being affected by the weak construction market. In North America, sales levels rose significantly benefiting from the new plants in Kentucky and Florida.

SCOPE CHANGES

Changes in the scope of consolidation had a net effect of €1,246 million (+ 10%). Newly acquired operations contributed sales totalling €2,377 million. Former Blue Circle operations, consolidated from July 11, 2001, contributed €1,554 million. Healthy sales levels were recorded by the majority of these operations with a good level of sales experienced in the United Kingdom and North America. Former Blue Circle operations in Nigeria and Chile turned in strong sales performances.

In the Aggregates & Concrete Division, the acquisition of Warren Paving in Canada contributed €449 million of new sales in 2001.

Divestments reduced sales by €1221 million, of which the former Specialty Products Division accounted for €1,166 million.

FOREIGN EXCHANGE IMPACT

The foreign exchange impact on the 2001 sales amounted to -1%. The positive appreciation of the US dollar was offset by the weakness in the Brazilian real, the South African rand and the Korean won.

BREAKDOWN OF OPERATING INCOME BY DIVISION

FOCUS

OPERATING INCOME BY DIVISION

	DECEMBER, 31 2001 € million	DECEMBER, 31 2000 € million	VARIATION	LIKE FOR-LIKE VARIATION
Cement	1,507	1,167	+29 %	+9 %
Aggregates & Concrete	381	309	+23 %	+4 %
Roofing	142	219	-35 %	-35 %
Gypsum	9	60	-85 %	-86 %
Others	26	150	-83 %	-54 %
TOTAL	**2,065**	**1,905**	**+8 %**	**-2 %**



CEMENT: 73% OF TOTAL CONSOLIDATED OPERATING INCOME END OF 2001

Operating income has seen a substantial increase and 41% of the Division's operating income has been generated by emerging countries.

Total volumes sold in 2001 amounted to 88 million tonnes of cement (of which 17 million tonnes were contributed by former Blue Circle operations), up 30% compared to 2000. Western Europe remains the Group's largest cement market place with 30% of volumes sold, followed by Asia with 16%.

Western Europe

Operating income: € 544 million (compared to € 415 million end of 2000), representing 36% of the Division's operating income. The 31% rise is largely due to the Blue Circle acquisition, with the UK and Greece contributing €117 million. Margins in France and Italy improved. The need to import into Spain to meet the continued growth in demand impacted margin levels.

In Germany operating income was down on the 2000 level.

North America

Operating income: € 351 million (compared to € 307 million end of 2000), representing 23% of the Division's operating income. This increase of 14% includes the operating income of € 39 million generated by former Blue Circle operations.


Egypt / Gypsum. Meridien Hotel in Cairo.

Emerging countries

Operating income: € 612 million (compared to €455 million end of 2000), representing 41% of the Division's operating income.

This increase of 35% includes the operating income of €66 million generated by former Blue Circle operations.

• In Central and Eastern Europe, operating income grew strongly to €62 million (€52 million end of 2000). A significant turnaround was achieved in Romania, where margins and operating income grew substantially thanks to favourable market conditions coupled with variable cost reductions. Operating income in both Poland and the Czech Republic was below 2000 levels.

• In the Mediterranean basin, operating income for the region rose to €125 million (€114 million end of 2000). Strong growth in income was realised in Morocco and Jordan due to favourable market conditions and good margin improvement. The overall performance in the region was affected by the result of Turkey, which incurred a loss in 2001.

• In Latin America, operating income has risen to a level of €243 million (€205 million end of 2000). In Chile, the former Blue Circle operation contributed €14 million. In Brazil, margins remained strong, so operating income was only marginally below that of 2000 in spite of the devaluation of the real. Operating income grew strongly in Venezuela and Honduras.

• In Africa and the Indian Ocean, operating income showed a strong increase, reaching €118 million (€58 million end of 2000), of which €36 million was generated by former Blue Circle operations in Nigeria and Zimbabwe and by Pan African Cement. Existing operations in Kenya, Cameroon, South Africa and Uganda all increased operating margins.

• In Asia, operating income rose significantly, standing at €64 million (€26 million end of 2000). Former Blue Circle operations in Malaysia and Philippines accounted for €24 million. South Korea saw income growth. India has benefited from the acquisition of the cement operations of Raymond Ltd. In the Philippines the operating income was weak due to market conditions.

Energy costs under control

The Cement Division has confirmed its ability to control energy costs. The increase in these costs has been limited to less than €0.3 per tonne due to reductions in consumption and the use of alternative fuels and waste. In Western Europe, there has been an increased use of waste fuels (principally France and Germany burning bonemeal). Other countries such as Romania have benefited from conversion projects (fuel to petcoke) realised in 2000. Elsewhere, calorific consumption improvements have been achieved as part of industrial modernisation in Poland, Morocco, Kenya, Uganda and Mexico.

CEMENT

(former Blue Circle operations consolidated from July 11, 2001)

	DECEMBER, 31 2001 *€ million*	DECEMBER, 31 2000 *€ million*	VARIATION	LIKE FOR-LIKE VARIATION
Sales	5,995	4,420	+36 %	+5 %
Operating income	1,507	1,167	+29 %	+9 %

AGGREGATES & CONCRETE: 18% OF TOTAL CONSOLIDATED OPERATING INCOME

Acquisitions realised in 2001 accounted for €61 million of the operating income, including €35 million contributed by Warren and €19 million by former Blue Circle operations.

• Aggregates: Operating income: €270 million (compared to €216 million end of 2000). Aggregates volumes totalled to 209 million tonnes in 2001, an increase of 19% by comparison with 2000. Volumes from former Blue Circle operations amounted to 8 million tonnes.

• Concrete: Operating income: €111 million (compared to €93 million end of 2000). Concrete volumes increased to 32 million m3 from 29 million m^3 in 2000. Volume from former Blue Circle operations totalled 4 million m^3.

Western Europe

Operating income: €144 million (compared to €124 million end of 2000), representing 38% of the Division's operating income. Operating income advanced strongly in France, particularly in aggregates due to increased margins. Germany continued to weigh heavily on performance in the region.

North America

Operating income: €237 million (compared to €192 million end of 2000), representing 62% of the Division's operating income. Operating income of €15 million was generated by former Blue Circle operations. The slight fall in operating income at constant scope and exchange rates is partially explained by the lower profitability of concrete operations in the East of Canada, primarily because of a fierce competitive environment in Toronto. Warren, Pine Hill and other smaller acquisitions contributed €41 million of operating income.

FOCUS

AGGREGATES & CONCRETE

(former Blue Circle operations consolidated from July 11, 2001)

	DECEMBER, 31 2001 *€ million*	DECEMBER, 31 2000 *€ million*	VARIATION	LIKE-FOR-LIKE VARIATION
Sales	4,806	3,725	+29 %	+4 %
Operating Income	381	309	+23 %	+4 %



Elsewhere in the world

Operating income totalled €5 million compared to a loss of the same amount in 2000. South Africa in particular succeeded in developing higher margins and operating income. Turkey continued to experience difficulties in a very unstable and competitive market.

ROOFING: 7% OF TOTAL CONSOLIDATED OPERATING INCOME

The Roofing Division experienced a very difficult year, particularly in its core marketplace in Germany where the continued decline of the construction market severely cut our sales and was the principal cause of the significant shortfall in performance in 2001. In this context, the action taken to restructure the German operations and the positive effects prevailing in countries such as Austria, Italy, the USA and Malaysia were not strong enough to offset the overall negative trends.

Europe

Operating income: €117 million (compared to €205 million in 2000). It represents 82% of the Division's operating income.

• Germany: Operating income: €15 million (€88 million end of 2000) representing 11% of the Division's operating income. In order to offset the renewed decline in the German market the Division continued with restructuring measures.

• Rest of Europe: Operating income: €102 million (€117 million end of 2000) representing 72% of the Division's operating income.

Other countries

Operating income: €25 million (€14 million end of 2000) representing 18% of the Division's operating income. Operating income in the United States can principally be explained by the significant improvement in 2001 of plant performance. Strong growth in operating income was recorded in Malaysia largely due to the favourable conditions of our markets.



Austria / Concrete plant in Vienna.

ROOFING

	DECEMBER, 31 2001 *€ million*	DECEMBER, 31 2000 *€ million*	VARIATION	LIKE FOR-LIKE VARIATION
Sales	1,585	1,684	-6 %	-8 %
Operating Income	142	219	-35 %	-35%

GYPSUM

	DECEMBER, 31 2001 *€ million*	DECEMBER, 31 2000 *€ million*	VARIATION	LIKE FOR-LIKE VARIATION
Sales	1,072	1,000	+7 %	+6 %
Operating Income	9	60	-85 %	-86 %

GYPSUM

Europe

Operating income: €52 million (compared to €57 million end of 2000) representing 59% of the Division's operating income outside North America.

The fall in operating income was due to the weakness in Germany. Excluding Germany, operating income in Western Europe grew by 5% with strong performances in France and the United Kingdom.

North America

Operating loss: €79 million (compared to a loss of €19 million in 2000).

This operating loss was largely attributable to the serious price deterioration that incurred during the first six months of the year, although prices recovered slightly in the second half of the year. The Silver Grove and Palatka plants consistently improved their efficiency throughout the year and production costs have progressively come down.

Other countries

Operating income: €33 million (€19 million in 2000) The strong growth in operating income was particularly due to the performances realised by South Korea, Thailand and China.

OTHERS

The sale of the majority of the former activities in the Specialty Products business at the end of 2000 impacted sales

and operating income significantly in 2001. Lafarge has retained a 33.36% stake in Materis which is consolidated following the equity accounting method.
The activities that were retained by the Group experienced a difficult year. The Lime operations in the US and UK were impacted by the decline of the steel industry. Roadmarking operations in the United States continue to suffer from a price war.

FOCUS

OTHERS

	DECEMBER, 31 2001 € million	DECEMBER, 31 2000 € million	VARIATION	LIKE FOR-LIKE VARIATION
Sales	240	1,387	-83 %	+3 %
Operating Income	26	150	-83 %	-54 %



Venezuela / Cement. The Ocumare cement plant.





OTHER INCOME STATEMENTS ITEMS

Non-recurring items

These amounted to €106 million (€22 million at end December 2000). Net gains on disposals totalled €275 million (€272 million at end December 2000).

The most material capital gains items were earned on:

- the sale of financial investments: €205 million,
- the purchase of a 20.16% interest in Lafarge India by a third party investor: €29 million,
- the sale of non-core construction material businesses in North America: €35 million,
- the sale of certain Brazilian ready-mix activities: €14 million.

Other non recurring items amounted to a charge of €169 million (€250 million at end December 2000) which includes restructuring charges of €69 million and exceptional amortisations of €33 million.

Net interest charges to December 31

This amounted to €595 million (€489 million at end December 2000). The higher interest costs were largely the result of the increased leverage of the Group resulting from the Blue Circle acquisition completed on July 11, 2001.
Debt at the end of the year stood at €11.7 billion. The average interest rate for the year was 5.4% and 75% of the Group's debt was at fixed rate.

Income tax charge

Totalled €414 million (€379 million at end December 2000). The tax rate was more or less stable at 26.3%.

The share of minority interests

Totalled €270 million (€213 million at end December 2000). The improved performance of the Group's operations in Morocco, Jordan and Venezuela contributed to this increase. In addition, within the former Blue Circle operations there are notable minorities in Greece, Nigeria and to a lesser extent Malaysia and Chile.

Amortisation of goodwill

Amounted to €142 million (€120 million at end December 2000). The goodwill amortisation relating to the Blue Circle acquisition amounted to €24 million.

Net income, group share

It rose by 3% to €750 million (€726 million at end December 2000).

Net income per share was €6.0 (€6.8 at end December 2000).

In February, part of the financing of the acquisition of Blue Circle was realised via a rights issue with the creation of 14 million new shares. The average number of shares in issue rose by 17% in 2001 to 125.6 million shares, whilst Blue Circle results were consolidated only from July 11, 2001.

BALANCE SHEETS ITEMS



INVESTMENTS AND CAPITAL EXPENDITURE

Totalled €6,073 million (€3,375 million at end of December 2000)

Investments for external growth totalled €4,680 million. These included:

- Blue Circle Industries Ltd: €3,988,
- Cement operations in India including Raymond Ltd's cement operations and related minorities: €197 million,
- Aso Cement shareholding: €70 million,
- Pan African Cement: €52 million,
- Aggregates & Concrete: United States, Rocky Mountain: €33 million, Pine Hill: €27 million

Investments for organic growth

Totalled €577 million (of which €128 million for Blue Circle). These included:

Cement production facilities:

- New kiln at Roberta, USA: €83 million,
- Dujiangyan, China: €69 million,
- Sugar Creek, USA: €50 million
- Dry line at Kujawy, Poland: €30 million,
- Slag grinding mill in Chicago, USA: €23 million,
- New kiln at Ewekoro, Nigeria: €22 million,
- Slag grinding mill in Mexico: €11 million

Gypsum production facilities:

- Kentucky, Florida & Virginia Paper, Virginia, USA: €24 million
- Danjiin, South Korea: €19 million

Sustaining capital expenditure

Totalled €816 million (of which a €136 million for Blue Circle).

These related to the on-going upgrading and modernisation of existing industrial operations around the world.

DISPOSALS

These totalled €1,537 million (€991 million at end of December 2000). The major disposals were as follows:

- Blue Circle divestments: €1,015 million
- Financial investments: €315 million

SHAREHOLDER'S EQUITY

At December 31, 2001, shareholders' equity stood at €10,596 million (€7,912 million at end of December 2000).

CONSOLIDATED NET DEBT

Net debt totalled €11,703 million (€6,636 million at end of December 2000). At December 31, the gearing ratio stood at 110%. Ebit interest cover was 3.48 times.



cement

"With the integration of Blue Circle, which established our Group as the world's leading cement producer, the Cement Division gained a more powerful base from which it can speed up the improvement in its performance."

Isidoro Miranda
Executive Vice President, Cement

A 36% INCREASE IN ANNUAL SALES

FOCUS

SALES 2001
€ 5,995 million

WORKFORCE 2001
41,832 employees

INTERNATIONAL SCOPE
Consolidated companies (global and proportional methods)
Active in 39 countries,
112 cement and clinker plants,
24 grinding plants
All companies
46 countries, 133 cement and clinker plants, 30 grinding plants



Sales of the Cement Division grew by 36% in 2001 to €5,995 million, up from €4,420 million in 2000. This large increase is chiefly a result of the acquisition of Blue Circle Industries PLC, which generated sales for the Cement Division of €1,205 million in the period between July 11, 2001 - the effective date on which the acquisition was incorporated into the consolidation - and December 31, 2001.
At constant exchange rates and scope, our sales rose 5%, reflecting the relatively robust trends in most of our worldwide markets. Changes in the scope of consolidation at constant exchange rates increased sales by 32% contributing an additional €1,385 million. Currency fluctuations had a negative impact of 1% on sales. Our sales volumes increased by 30% in 2001 to 88 million tonnes of cement, including former Blue Circle operations.
As a result of this acquisition, the Cement Division now possesses substantial additional production capacity (35%) along with activities in new countries: the United Kingdom, Greece, Chile, Nigeria, Malaysia and Zimbabwe. Other former Blue Circle operations expanded the Division's existing presence in North America, Africa and Asia (the Philippines).
Apart from the acquisition of Blue Circle, the Division has continued to pursue its development programme in strategic regions. The completion of the acquisition of the cement operations of Raymond Ltd early in the year enhanced the Group's presence in the Northeast of the Indian subcontinent.
The acquisition of Pan African Cement was completed later in the first half of the year, expanding the Group's regional presence in Africa to Malawi, Tanzania and Zambia. The Division also took a 22.46% holding, in Aso Cement in Japan at the end of September, in association with a third party investor. Aso Cement has a capacity of 3 million tonnes, with two plants in Kyushu.
At the end of the year, the Group's position in South Korea was enhanced by the signing of a contract to acquire a 25% stake in Tong Yang Cement. Tong Yang possesses one of the world's largest cement plants, with a capacity of 11 million tonnes, and a network of terminals across South Korea.

A SUSTAINED INVESTMENT POLICY

In 2001, the Division continued its policy of investment in plant modernisation in all regions. The most significant projects in 2001 were:
- the launch of replacement of the wet production line by a dry process at Kujawy in Poland, scheduled for start-up in 2003;
- the rebuilding of the Sugar Creek plant, near Kansas City in the United States;
- construction of Tetouan II in Morocco;
- construction of a new plant at Dujian-

gyan, near Chengdu, Sichuan Province in China, with capacity of 1.3 million tonnes of cement (this plant was started up in early 2002);

- construction of a slag grinding plant with capacity of 0.5 million tonnes, south of Chicago in the United States. When this plant comes into operation in mid-2002, it will enable Lafarge North America to broaden its cementitious product range.

Former Blue Circle operations had a number of ongoing investments. At the Roberta plant in the United States, a new kiln with annual capacity of 1 million tonnes is under construction, with start-up planned for the first half of 2002. In Nigeria, a new production line with capacity of 1 million tonnes is being built at Ewekoro. It is expected to start up in the second half of 2002. In Egypt, the project to build a new kiln near Alexandria with capacity of 1.6 million tonnes of cement continued. It is planned to put it into operation at the end of the second quarter of 2002.



FOCUS

CEMENT

Sales *(€ millions)*	2001	2000
Western Europe	1,725	1,169
North America	1,469	1,171
Central and Eastern Europe	301	263
Mediterranean Basin	550	512
Asia-Pacific	753	430
Latin America	547	497
Sub-Saharan Africa and Indian Ocean	650	378
TOTAL	**5,995**	**4,420**

Sales after elimination of Intra-Group transactions

Résultat d'exploitation courant *(€ millions)*	2001	2000
Western Europe	544	415
North America	351	307
Central and Eastern Europe	62	52
Mediterranean Basin	125	114
Asia-Pacific	64	26
Latin America	243	205
Sub-Saharan Africa and Indian Ocean	118	58
Overheads		-10
TOTAL	**1,507**	**1,167**

Volumes *(millions of tonnes)*	CONSOLIDATED VOLUMES*		VOLUMES AT 100% (FOR INFORMATION)	
	2001	2000	2001	2000
Western Europe	26.0	18.7	26.3	19.1
North America	16.0	12.8	16.0	12.8
Central and Eastern Europe	6.2	6.2	6.2	6.2
Mediterranean Basin	11.4	10.9	12.3	11.6
Asia-Pacific	14.4	8.1	18.4	11.6
Latin America	6.4	5.9	6.7	6.1
Sub-Saharan Africa and Indian Ocean	7.2	5.0	8.1	6.0
TOTAL	**87.6**	**67.6**	**94.0**	**73.4**

** Ex-works volumes calculated in proportion to the percentage of the Group's holding in the company.*

Total investments *(€ millions)*	2001	2000
	1,456	1,011
Employees	41,832	27,908

OPERATING INCOME SHOWS A RISE OF 29%

Operating income for the Division rose by 29% to €1,507 million. At constant scope and exchange rates, the Division's operating income rose by 9%, but we incurred negative foreign exchange impact of €16 million. The operating margin at the end of 2001 stood at 23.3%. The operating margins generated by the existing Lafarge businesses were improved once again from 23% at the end of 2000 to 23.7%. Operating margins for the former Blue Circle operations stood at 17.7% at the end of 2001.

France / The Le Teil cement plant.





KEEPING ENERGY COSTS UNDER CONTROL

Energy costs were largely contained in 2001, as efforts to increase the use of alternative fuels continued. There was a substantial increase in the use of waste in Western Europe, especially in France, Germany, Italy and Spain, with, for instance, a marked increase in the co-incineration of bonemeal. In Romania, our Medgidia plant was converted from fuel to petcoke. Elsewhere, the modernisation of industrial facilities continued with the aim of reducing calorific consumption.

The Division's after-tax return on capital employed before taking into account the former Blue Circle assets stood at 13.5%, compared to 13% in 2000.

REGIONAL ANALYSIS

All comments regarding the performance of former Blue Circle operations relate to the period since consolidation, i.e. post July 11, 2001. All percentage sales variations are given by sales generated in each country.

WESTERN EUROPE

In Western Europe, sales totalled €1,725 million, an increase of 48% over 2000. Former Blue Circle operations accounted for €476 million of this figure.

Sales volumes in the region increased by 39% to 26 million tonnes, of which former Blue Circle operations contributed 7 million tonnes. Lafarge volumes excluding former Blue Circle operations rose 7%, particularly in France, Spain and Italy. In France and Italy, sales in stable markets increased by 8% and 9% respectively (excluding intra-Group sales), essentially due to favourable pricing trends in both countries, while in Spain, the continuing strength of the construction industry resulted in sales ending the year 17% up on 2000. In Germany, however, the weakness in the domestic construction market, which continued to decline throughout the year, resulted in a fall in sales of 9% by comparison with 2000.



Sales by former Blue Circle units in the United Kingdom increased as a result of favourable volume trends. In Greece, the Cement Division benefited from growth of domestic demand in a positive pricing environment.

Operating income in Western Europe grew by 31% to €544 million. This strong rise is largely due to the Blue Circle acquisition, with the UK and Greece contributing €117 million to operating income. Ongoing operations saw some margin improvement in France and Italy, although in Spain, an increase in imports to meet the market's continued growth in demand prevented us from improving margins. In Germany, with the very depressed market conditions, operating income was down on the 2000 level.

NORTH AMERICA

In North America, we achieved sales of €1,469 million, an increase of 25%. The ex-Blue Circle operations accounted for €257 million. Our sales volumes also rose 25%, to 16 million tonnes. The growth in sales expressed in euros is largely accounted for by the strength of the US dollar against the euro, as well as relatively robust demand for cement despite the weakened economic climate in the United States.

The impact of weather on the North American operations varied considerably during the period. A return to more normal winter conditions in the first quarter reduced volumes sold by comparison with the record sales of the previous year. In the last quarter of 2001, on the other hand, the very mild weather helped to stimulate sales.

In the United States, the continual decrease in interest rates throughout the year resulted in housing starts holding up well, only marginally lower than the all-time high recorded in 2000, while the infrastructure spending programme favourably impacted the demand for cement in the public works sector. Average prices during the year fell marginally short of 2000 levels.

Canada experienced good market growth, with buoyant demand in Alberta and British Colombia and a high level of construction activity in Ontario. Prices increased in Canada by an average of 3.6%.

Former Blue Circle operations in North America generally experienced solid demand, resulting in strong volume and sales growth, despite some pressure on prices in the Southern states. Overall, prices were down for former Blue Circle North America units.

Operating income in North America increased by 14% to €351 million, including the operating income of €39 million generated by former Blue Circle operations.

EMERGING COUNTRIES

Sales in emerging countries in 2001 rose 35% by comparison with the previous year, once again representing 47% of the Division's sales.

In certain countries, such as Brazil, South Africa and South Korea, the growth in sales was offset by the weakening of the local currency against the euro. Particularly strong sales growth was achieved in Romania, Morocco, Jordan and Venezuela. Former Blue Circle operations in Chile, Nigeria, Zimbabwe and Malaysia contributed €304 million of new sales.

The share of the Division's operating income generated in emerging markets continued to increase in 2001 to a level of 41%.

Central and Eastern Europe

Our sales in Central and Eastern Europe rose 14% to €301 million. Operations in Ukraine were consolidated within the scope of the region. Sales grew substantially in Romania, up by 25%, in a context of high demand and increased prices. In Poland, sales were down by 5% as the recession in the building industry continued to affect volumes, which were down by 30%, though this was partially offset by price increases. In the Czech Republic, our sales rose 7%, and in Russia they increased by 42%.

Operating income in the region grew by 19% to €62 million, with a turnaround occurring in Romania where both margins and operating income grew substantially thanks to favourable market conditions coupled with variable cost reductions. Of particular note was the reduction in energy costs in Romanian plants. Operating income in Poland fell below 2000 levels. In the Czech Republic, a decline in exports to Germany resulted in lower operating income. Margins improved in Russia, and the country recorded positive operating income.

Mediterranean Basin

In the Mediterranean Basin, we saw a 7% rise in sales to €550 million, with former Blue Circle operations contributing €25 million. Our sales volumes in the region increased by 4% to 11 million tonnes. In Morocco, sales grew by 12% due to a healthy construction market in which prices rose significantly. Jordan enjoyed a





Austria / Bridge over the river Danube.



The Philippines / The Teresa cement plant, Manila.

substantial rise in sales, thanks to a buoyant residential sector. In Egypt, the impact of the increase in volumes was offset by price erosion caused by highly competitive market conditions. The economic crisis in Turkey severely impacted the market, with an ensuing 19% decline in sales.

Operating income in the region increased by 10% to €125 million. Strong growth in income was realised in Morocco and Jordan due to favourable market conditions and good improvement in margins. The overall performance in the region was held back by Turkey, which incurred a small loss in 2001.

Latin America

Our sales in Latin America increased by 10% to €547 million, of which former Blue Circle operations accounted for €40 million. Our sales volumes in the region rose 10% to 6.4 million tonnes of cement. Volumes were down 3% in Brazil, but substantial price rises were applied, largely compensating for the impact of the devaluation of the Brazilian real on sales expressed in euros. Our operations in Venezuela continued to show strong growth in sales, up 17% due to both increased volumes and prices, in spite of the country's uncertain economic and political environment. Honduras ended the year with sales up 7% on 2000 due to stronger prices. However, demand weakened in the latter half of the year as pressure was brought to bear on the government to bring the country's deficit under control and this impacted construction projects. Former Blue Circle operations in Chile saw some increase in volumes and favourable pricing.

Operating income grew by 19% to €243 million. The former Blue Circle operation in Chile was responsible for €14 million of this increase. In Brazil, margins remained very strong; operating income was only marginally below 2000 in spite of the devaluation of the real. Operating income grew strongly in Venezuela and Honduras.

Sub-Saharan Africa and Indian Ocean

In the Sub-Saharan Africa and Indian Ocean region, our sales grew by 72% to €650 million, of which former Blue Circle operations totalled €173 million. Our sales volumes in the region increased to 7.2 million tonnes of cement. In South Africa, there was a marginal increase in our sales expressed in euros, higher volumes and prices being neutralised by the depreciation of the rand relative to the euro. Our operations in Kenya and Uganda enjoyed a 9% increase in sales, in buoyant market conditions in terms of volumes and prices. Sales in Cameroon increased by 13% in the context of strong local demand and improved prices. Pan African Cement, which covers Zambia, Malawi and Tanzania and was consolidated with effect from May 2001, reported sales of €55 million. Former Blue Circle operations in Nigeria posted

sales of €101 million, and in Zimbabwe of €7 million.
Operating income in the region rose sharply, to €118 million. All existing operations in Kenya, Cameroon, South Africa and Uganda achieved higher operating margins. Former Blue Circle operations in Nigeria and Zimbabwe along with Pan African Cement accounted for €36 million of this increase.

Asia-Pacific

Our operations in the Asia-Pacific region saw sales increase by 75% to €753 million, including €231 million of additional sales contributed by former Blue Circle operations in Malaysia and the Philippines. In South Korea, sales continued to show strong growth. Domestic sales volumes were robust as the Government sought to boost construction spending in an overall listless economy, while price levels developed favourably over the year. In the Philippines, our sales increased by 26% due to the sales of €42 million generated by former Blue Circle operations. The rapid growth in imports into the country in the context of an already weak economic climate seriously impacted the level of sales of domestic producers. As a result, the government implemented an import tariff and quality controls in return for a reduction in local prices of about 10%. In India, demand was disappointing in 2001 and there was price erosion. Our sales nonetheless rose sharply as a result of the acquisition of the cement operations of Raymond Ltd, which reported sales of €84 million. China saw a substantial rise in sales of 41% with demand for cement remaining strong. In Indonesia, sales grew marginally: prices remained extremely weak in spite of strong growth in volumes. Former Blue Circle operations in Malaysia enjoyed a rise in sales, largely as a result of favourable price trends as volumes declined due to a reduction in exports.
Operating income grew strongly to €64 million, the former Blue Circle operations in Malaysia and the Philippines



accounting for €24 million of the increase. South Korea saw income grow, while in India the benefits of the acquisition of the cement operations of Raymond Ltd helped to improve margins. Income in the Philippines was again weak due to market conditions. Following the acquisition of Blue Circle, an industrial reorganisation was started, with the temporary closure of the Lloyd grinding plant and the clinker production facility at Continental. The objective is to reduce capacity until such time as market conditions improve.



aggregates and concrete

"The key to differentiating our products and services is adapting them to meet the specific demands of each category of customers - general public, craftsmen and major contractors."

Charles de Liedekerke
Executive Vice President, Aggregates and Concrete

United States / Concrete
Milwaukee Stadium
(Wisconsin).



FOCUS

SALES 2001
€ 4,806 million

WORKFORCE 2001
21,852 employees

INTERNATIONAL SCOPE
Consolidated companies (global and proportional methods)
Industrial operations in 22 countries (622 aggregates quarries and 1,153 concrete plants)

Sales of the Aggregates & Concrete division totalled €4,806 million, an increased of 29% by comparison with the previous year. At constant scope and exchange rates, our sales from ongoing operations rose 4%. Changes in the scope of consolidation at constant exchange rates increased sales by 26%, chiefly as a result of further development in North America. Currency fluctuations had a negative impact of 1% on sales. In Western Europe, our sales increased by 7% to €1,770 million. Sales in North America totalled €2,594 million, an increase of 56%.

The development of the Division's activities in North America continued in 2001 with the acquisition of the Rocky Mountain aggregates business in Colorado and Pine Hill in New York. The Blue Circle acquisition enhanced the Division's activities in the South East of the United States. These acquisitions increased annual volumes by 10.8 million tonnes. Sales from the operations of Warren amount to €449 million; they stretch across Canada from Ontario to Vancouver and greatly reinforce our position in Canada in aggregates, asphalt and paving.



France / Aggregates Building in Montpellier.

AGGREGATES

Sales of our aggregates operations, which also include our asphalt and road contracting businesses, rose 50% between 2000 and 2001 to €2,325 million. At constant exchange rates and scope, our sales achieved growth of 9%. Currency fluctuations had a slightly positive impact of 0.1% on sales.

Western Europe

Our aggregates sales in Western Europe increased by 7% to €759 million. This rise reflected strong pricing improvements in our primary markets despite volumes being marginally down overall in France and in the United Kingdom, largely as a result of poor weather in the first half-year and during the month of December in France. In France, sales have continued to increase in the South West, South East and West; in the United Kingdom, strong asphalt and railway ballast sales have supported sales levels, though the first half was affected by poor weather and the effects of the foot-and-mouth crisis. In Spain, we enjoyed strong growth in volumes and prices.

North America

Sales in North America stood at €1,478 million, a rise of 90%. Changes in the scope of consolidation (chiefly consisting of the acquisitions of Warren, Rocky Mountain, Pine Hill and Blue Circle North America) were responsible for 80% of the increase in sales. We also benefited from the relative strength of the dollar against the euro, which had a positive impact of 3% on sales. In Canada, we benefited from the strong level of demand in Central Ontario and in Northern Alberta, with average prices up on the previous year. In the United States, while the Great Lakes and Denver markets softened somewhat over the year, Maryland and New York remained buoyant. Average prices remained on an upward trend.

Our sales volumes of aggregates increased by 19% to 209 million tonnes in 2001.

FOCUS

AGGREGATES & CONCRETE

Sales (€ millions)	2001	2000
Western Europe	1,770	1,661
North America	2,594	1,664
Other countries	442	400
TOTAL	**4,806**	**3,725**

Sales after elimination of intra-Group transactions

Gross operating income on ordinary activities (€ millions)	2001	2000
Western Europe	144	124
North America	237	192
Other countries	5	-5
Overheads	-5	-2
TOTAL	**381**	**309**

Aggregates volumes (millions of tonnes)	CONSOLIDATED VOLUMES*		VOLUMES AT 100% (FOR INFORMATION)	
	2001	2000	2001	2000
Western Europe	76.0	77.2	84.6	84.4
North America	116.1	84.9	116.1	84.9
Other countries	16.7	14.1	19.7	18.0
TOTAL	**208.8**	**176.2**	**220.4**	**187.3**
Concrete volumes (millions of cubic metres)				
Western Europe	14.6	14.1	18.5	17.7
North America	10.2	8.2	10.2	8.2
Other countries	7.6	6.7	8.9	7.9
TOTAL	**32.4**	**29.0**	**37.6**	**33.8**

* Ex-works volumes calculated in proportion to the percentage of the Group's holding in the company.

Total investments (€ millions)	2001	2000
	359	590
Employees	21,852	18,561



CONCRETE

Sales of our concrete operations, which include ready-mix concrete and our pre-cast concrete products, increased by 14% between 2000 and 2001, from €2,178 million to €2,481 million. At constant scope and exchange rates, our ongoing operations saw sales decrease marginally by 0.2%. Changes in the scope of consolidation at constant exchange rates had a positive impact of 15% on sales, while currency fluctuations had a negative impact on sales of 1.3%. Our sales volumes of ready-mix concrete rose 12% to 32 million m^3.

Western Europe

In Western Europe, concrete sales improved 6% to €1,011 million. In France, a decline in sales volumes by comparison with 2000 was offset by higher prices, due notably to a growing share of value added products, such as Agilia® concrete. Despite a generally weak market, sales increased marginally on 2000 in the United Kingdom. With a very buoyant construction market in Spain and Portugal, volumes and sales grew strongly in 2001. Changes in the scope of consolidation contributed an additional €50 million to sales in Western Europe. These additional sales chiefly derive from former Blue Circle operations in Greece.

North America

We achieved sales of €1,116 million in North America, an improvement of 26%. Changes in the scope of consolidation contributed €204 million of sales, chiefly as a result of the acquisition of Blue Circle. During the course of the year, we also divested our Milwaukee ready-mix operation and Centennial Pipe in Ontario, a 50-50 joint venture between Blue Circle and Lafarge. The impact on sales of the strength of the dollar against the euro was marginally positive, at 0.9%. The growth in sales in Canada was primarily achieved by operations in eastern Canada as in western Canada, the level of business remained at similar levels to 2000. In the United States, sales rose on the majority of our markets. Selling prices increased in both Canada and the United States.

Other countries

Sales in Turkey were significantly lower than in 2000, owing to devaluation and the economic crisis. Sales held up well in Brazil, at constant scope and exchange rates. During the year, concrete operations were divested in São Paulo, Brasilia and the southern part of the country, resulting in a decrease in sales of €26 million.

OPERATING INCOME

Operating income on ordinary activities of the Aggregates & Concrete Division grew by 23% between 2000 and 2001, from








France / The Pierrelatte concrete plant.

€309 million to €381 million. At constant scope and exchange rates, operating income on ordinary activities gained 4%. Changes in the scope of consolidation at constant exchange rates added 20%, while currency fluctuations had no overall impact. Operating income on ordinary activities generated margins of 10.3% for aggregates and 4.3% for concrete.
The after-tax return on capital employed stood at 7.9% at the end of 2001.

Western Europe

In Western Europe, operating income on ordinary activities rose 16% to €144 million. Operating income in France grew strongly thanks to higher prices. In concrete operations, operating margins per cubic metre improved by 7%. In France, this progress was mainly due to a higher level of value added products.

North America

Operating income on ordinary activities in North America stood at €237 million in 2001, an improvement over the previous year of 23%. Newly acquired companies, including Warren and Blue Circle, contributed €56 million of operating income. While the substantial rise in operating income can be largely attributed to acquisitions, we have also begun to see the results of the implementation of performance improvement programmes developed for each of our product lines. These programmes focus both on enhancing sales and reducing and optimising costs. The marginal decline in operating income at constant scope was in part due to lower profitability in concrete operations in eastern Canada, primarily caused by a very fierce competitive environment in Toronto. We also had to contend with higher costs and low-margin projects in certain western United States markets, such as Denver and New Mexico. We improved our margins in the West of Canada and the East of the United States.

Rest of the world

Elsewhere in the world, we experienced a very contrasting situation. Overall, we returned positive operating income of €5 million, where last year we posted negative



operating income of €5 million. In South Africa, in particular, we succeeded in developing higher margins and operating income as a result of the implementation of the Division's performance improvement programme. As in 2000, Turkey once again experienced difficulties in a very unstable and competitive market.



roofing

"In 2001 the Roofing Division has intensified its orientation towards systems and complete solutions. It is our major task to to satisfy the demands of all our customer groups with the right and specific offers".

Ulrich Glaunach
Executive Vice President, Roofing

France / Vineyard in the Medoc area.



FOCUS

SALES 2001
€1,585 million

WORKFORCE 2001
12,620 employees

INTERNATIONAL SCOPE
Consolidated companies (global and proportional methods)
167 production facilities in 32 countries
All companies
212 production facilities in 38 countries



The Roofing Division experienced a very difficult year, primarily because of increasingly severe recession in the construction market in Germany, one of its core marketplaces. The worsening situation was reflected by a fall in sales and operating income in 2001, in spite of significant actions taken to restructure the German operations and good results reported in many other countries.

In this context, sales of the Roofing Division fell by 6% between 2000 and 2001, from €1,684 million to €1,585 million. At constant scope and exchange rates, the Division's sales totalled €1,540 million, a drop of 8%.

Operating income for the Division declined by 35% to €142 million. At constant scope and exchange rates, the fall in operating income was also 35%. We benefited from a marginal positive foreign exchange impact of €1 million. Operating income generated by our German operations declined significantly, collapsing by 83% to €15 million from €88 million the previous year. Germany now represents an 11% contribution to the Division's operating income, compared to 40% one year ago.

Operating income generated by the Roofing Division in the rest of Europe, excluding Germany, was down 13%, standing at €102 million as against €117 million in 2000. This was partly due to the pressure of German over-capacity on neighbouring markets. Our operating income in other countries rose 79% to €25 million. The Division's after-tax return on capital employed stood at 3.8%.

Although top priority in 2001 was given to implementing vigorous restructuring actions designed to tackle the difficult conditions encountered on the German market, we also pressed ahead with our acquisition policy with the aim of strengthening our range and development, particularly in emerging countries with high growth potential.

The acquisition of Klöber in Germany in September 2001, a company with

ROOFING

Sales (€ millions)	2001	2000
Concrete roof tiles		
Europe	625	696
North America	128	120
Other countries	103	98
Clay roof tiles	271	291
Chimneys	169	179
Other products	289	300
TOTAL	**1,585**	**1,684**

Sales after elimination of intra-Group transactions

Gross operating income on ordinary activities (€ millions)		
Europe	117	205
Germany	15	88
Other European countries	102	117
Other countries	25	14
TOTAL	**142**	**219**

Volumes (millions of m² unless stated otherwise)	CONSOLIDATED VOLUMES*		VOLUMES AT 100 (FOR INFORMATION)	
	2001	2000	2001	2000
Tuiles en béton				
Europe	79.6	90.6	87.9	100.4
North America	20.4	20.2	40.9	40.3
Other countries	31.6	27.2	37.5	32.4
Clay roof tiles	25.8	27.3	25.8	27.3
Chimneys (km)	2,823.0	2,952.0	2,823.0	2,952.0

* *Ex-works volumes calculated in proportion to the percentage of the Group's holding in the company.*

Total investments (€ millions)	2001	2000
	183	178
Employees	12,620	13,348



annual sales of €51 million, enabled us to position ourselves more strongly on the roofing components market. Other acquisitions concluded in Brazil, Indonesia and South Africa complemented an investment policy focusing on internal development, with the reopening of a mothballed facility in Malaysia to meet increased demand and the construction of a new plant in Mexico. Meanwhile, we pulled out of a joint venture in Argentina and divested brick businesses in Austria and Northern Ireland.

Sales of pitched roof products were down 6% to €1,127, as a result of a 5% fall in concrete and clay roof tile volumes, which stood at 157,4 million m². Sales of chimneys amounted to €169 million, down 6%.

EUROPE

Our sales in Western Europe (including chimneys) slipped 6% to €1,261 million. In Germany, our sales were down 18% as a result of the continued decline in the German construction market. Sales of concrete roof tile operations were down 18%; the decline in concrete roof tile volumes of 23% was to some extent offset by prices holding up well and by increased volumes of high added value products. Volumes of the large-size BIG roof tile rose 35% and now represent 12% of concrete tile sales. Our clay roof tile sales in Germany also declined sharply, by 20%. A variety of different factors impacted sales in most of the Division's other Western European markets. Volumes in France in 2001 failed to match the exceptional levels achieved in 2000 in the wake of devastating storm damage, and dropped 2%. Comparing sales in 2001 and 1999 reveals a rise of 13%, however. In Italy, sales increased by 11%, boosted by a buoyant concrete tile market in the North and favourable clay tile sales in the South, as well as the start-up of the new Salandra plant. Price trends were positive for both products. In the United Kingdom, volumes of both concrete and clay roof tiles were close to those reported in 2000. Sales in Scandinavia were down 3% in difficult market conditions, while the Netherlands continued to suffer from German imports, which were reflected in a 4% drop in sales.

Seeking to counteract the ongoing decline in the German market, the Division continued to implement restructuring measures, which have focused on a reorganisation of sales forces, back office functions and both concrete roof tile and clay roof tile operations in Germany. The production capacities of concrete roof tile plants have been reduced by 425 million m², while eight chimney plants have been closed down. Corresponding savings in overheads began to feed through to operating income in the second half of 2001.

In Eastern Europe, sales fell from €100 million in 2000 to €68 million. Sales volumes for concrete roof tile operations suffered from the economic situation in Poland, but volumes for clay roof tiles improved.

NORTH AMERICA

In North America, sales recorded by Monier Lifetile, our joint venture with Boral, rose 8% to €262 million (on a 100% basis). Volumes grew by 1.3%. Improved performance by our production units was responsible for an increase in operating income.

OTHER COUNTRIES

Our operations in other countries continued to enjoy growth. Sales rose 37% in Malaysia and 14% in China. Brazil experienced a more difficult year, however, with a 13% fall in volumes. The strong growth in operating income was largely due to our improved performance in Malaysia.





Germany / Private house.


gypsum

"Promoting the transfer of experience across our various markets is a way of improving our performance and enabling our customers to benefit from the best solutions."

Bruno Lafont
Executive Vice President, Gypsum



France / TGV train station in Avignon.



FOCUS

SALES 2001
€1,072 million

WORKFORCE 2001
4,944 employees

INTERNATIONAL SCOPE

Consolidated companies (global and proportional methods)
63 plants in 19 countries

All companies
76 plants in 23 countries

There was a 7% improvement in the sales of the Gypsum Division in 2001, from €1,000 million in 2000 to €1,072 in 2001. At constant scope and exchange rates, sales rose 6%.

The volumes of plasterboard sold reached 509 million m². This 20% increase comes largely as a result of the new production capacity brought on stream in the United States.

Operating income, however, fell steeply to €9 million, as a consequence of a price war in North America which began in the second half of 2000 and continued through the first half of 2001.

In this context, operating margins narrowed to only 0.3%. With North America excluded, however, operating margins amounted to 9.1%, stronger than in 2000.

The after-tax return on capital employed stood at 0.5%.

WESTERN EUROPE

The Division performed relatively well: sales grew by 3% in spite of difficult conditions in Germany, where the continued weakness of the construction market pulled prices down. In France, prices increased slightly by comparison with 2000. In the United Kingdom, they remained stable but volumes rose. In Italy, sales were at a similar level to 2000.

Operating income fell marginally from €58 million to €53 million, profitability having suffered from the weakness of the German market. With the exclusion of

Germany, operating income in Europe stood 7% higher than the previous year, with strong performances in France and the United Kingdom.

ASIA

Our new joint venture with Boral is now fully operational and sales rose on the majority of markets, most notably in South Korea. In 2001, our joint venture acquired a majority stake in Siam Gypsum, increasing our capacity in Asia to 80 million m². In 2002, we will start up a new plant at Dangjin, not far from Seoul, South Korea, adding a further 30 million m² of new capacity.

Our operating income in the region rose significantly from €7 million in 2000 to €24 million as a result both of the strong growth in the results posted by a number of our operations and of the acquisition of Siam Gypsum. Overall, the change in the scope of consolidation resulting from the creation of the joint venture with Boral had no significant impact on the level of operating income in 2001; the increase was explained by the improved performance of the operations.

NORTH AMERICA

The Gypsum business in North America reported sales of €169 million, up by 16% compared to 2000. This increase is accounted for by the progressive build-up of production at the Silver Grove, Kentucky plant and the start-up of the facility at Palatka, Florida. The two plants were responsible for 92 million m² of additional


FOCUS

GYPSUM

Sales (€ millions)	2001	2000
Western Europe	602	585
North America	169	150
Other countries	301	265
TOTAL	**1,072**	**1,000**

Sales after elimination of intra-Group transactions

Gross operating income on ordinary activities (€ millions)		
Western Europe	53	58
North America	- 79	-19
Other countries	32	18
Overheads	3	3
TOTAL	**9**	**60**

Volumes of plasterboard (millions of m²)	CONSOLIDATED VOLUMES*		VOLUMES AT 100% (FOR INFORMATION)	
	2001	2000	2001	2000
	509	415	574	447

* *Ex-works volumes calculated in proportion to the percentage of the Group's holding in the company.*

Total investments (€ millions)	2001	2000
	127	297
Employees	4,944	4,521



United Kingdom / The Bristol plasterboard plant.



production. Although volumes sold rose 77% to 148 million m^2, this was not reflected by a comparable improvement in sales because of the collapse in prices. The average price in 2001 was $72/thousand square feet*, to be compared with an average price of $122/thousand square feet in 2000. The low point was reached in June 2001, when the price bottomed out at $51/thousand square feet. This phenomenon generated an operating loss of €79 million for 2001. A price recovery was observed in the second half of the year, and has continued through the early months of 2002, but it has not yet enabled our plants to operate above break-even. Nonetheless, as production rates increased at the two new plants, productivity improvements were made and costs progressively decreased.

A paperboard liner plant at Lynchburg, Virginia started up operations during the second half of 2001. It will enable us not only to cut our costs, but also to reduce our requirement for procurement of paperboard liner, which constitutes approximately 20% of the cost price of plasterboard.

* *1,000 square feet is about 100 square metres*



2002 : performance and synergies

The economic outlook for 2002 remains uncertain and our view of how market trends will evolve lacks clarity. Prudence is therefore still the watchword and it is hard to make judgements about the future and its impact on our own activities. But in the early months of 2002, no change in trends is visible in the world's construction markets, the majority of which are apparently well poised.

In this context, our main priority is to realise the synergies identified during the in-depth work performed by the Blue Circle integration teams. These synergies and performance improvements, which will represent over €100 million in 2002, will arise from the process of consolidating our two companies and their businesses in countries where there is a joint presence, the deployment, with the help of our technical teams, of specific improvements that have been identified, and the integration of Blue Circle units into our performance programmes.

We used the occasion of the Blue Circle acquisition to re-deploy our technical support network for operations, particularly through the creation of a technical centre in Asia to support our development in this region with particularly strong growth potential.

We are also continuing to implement performance improvement programmes in all our operations. These are systematically deployed and have allowed us to realise continuous growth of our operating margins. These programmes will expand and develop through the addition of successful practices that will be

Canada / Aggregates.
Private house, in
Winnipeg (Manitoba).



transferred from Blue Circle.

For the Roofing Division, we are undertaking restructuring measures that were put in place to anticipate further decline in the German market and are being energetically deployed, even though their impact will not be fully felt until the German market slump has levelled off. We are also continuing to position ourselves more strongly in Europe and the rest of the world.

In the Gypsum Division, an upturn in prices on the United States market is under way and we now have two new plants in the country that have become highly competitive following their start-up phase in 2001. The acquisition of Continental has given our East Coast business a different industrial configuration which will enable us to make our network more competitive. 2002 should prove to be a transitional year for Gypsum, which should begin to achieve improved returns.

We are aiming to return to our target financial ratios by the end of 2003. This means that for 2002, we intend to limit investments to a total of €1.5 billion. At the same time, we are pursuing our asset optimisation programme with a certain number of ad hoc divestments.

In the medium and long term, with the acquisition of Blue Circle and its development in the emerging countries, our Group is in a good position to continue to enjoy strong growth. The recovery of the Roofing and Gypsum businesses, hard hit in 2001, and the continuing consolidation of the cement and aggregates industries will provide the Group with major opportunities for growth.

CONSOLIDATED FINANCIAL STATEMENTS

CORPORATE FINANCIAL STATEMENTS

INDUSTRIAL AND ENVIRONMENT-RELATED RISKS AND INSURANCE

LEGAL AND FINANCIAL INFORMATION

Consolidated financial statements

CONSOLIDATED STATEMENTS OF INCOME

(in million euros, except per share data)		Years ended December 31,		
	Notes	2001	2000	1999
Sales	**3**	**13,698**	**12,216**	**10,528**
Cost of goods sold		(9,258)	(7,980)	(6,823)
Selling and administrative expenses		(1,578)	(1,644)	(1,483)
Gross operating income		**2,862**	**2,592**	**2,222**
Depreciation	3	(928)	(788)	(678)
Share of operating income on ordinary activities of equity affiliates	5	131	101	86
Operating income on ordinary activities	**3**	**2,065**	**1,905**	**1,630**
Gains on disposals, net	6	275	272	182
Other income (expenses), net	7	(169)	(250)	(105)
Operating income	**3**	**2,171**	**1,927**	**1,707**
Financial expenses, net	8	(595)	(489)	(337)
Income before income tax, amortization of goodwill and minority interests		**1,576**	**1,438**	**1,370**
Income tax	9	(414)	(379)	(389)
Income before amortization of goodwill and minority interests		**1,162**	**1,059**	**981**
Amortization of goodwill	11	(142)	(120)	(108)
Minority interests	20	(270)	(213)	(259)
Net income		**750**	**726**	**614**
Earnings per share (euros)	**10**	**5,97**	**6.78**	**6.19**
Diluted earnings per share (euros)	**10**	**5.85**	**6.69**	**6.12**
Average number of outstanding shares (in thousands)	10	125,616	107,098	99,255

The pro forma statement of income including Blue Circle Industries from January 1, 2000 is set forth in Note 4.

The accompanying Notes are an integral part of these financial statements.

CONSOLIDATED BALANCE SHEETS

ASSETS

(in million euros)	Notes	2001	2000	1999
		At December 31,		
Goodwill, net	11	4,974	2,820	3,157
Intangible assets, net	11	3,225	1,127	1,079
Property, plant and equipment, net	12	13,353	8,882	7,904
Investments in equity affiliates	13	439	420	333
Other investments	14	671	1,716	413
Long-term receivables	15	900	489	384
Long-term assets		**23,562**	**15,454**	**13,270**
Inventories, net	16	1,776	1,309	1,237
Accounts receivable-trade, net	17	2,230	1,495	1,908
Other receivables		1,133	899	760
Cash and cash equivalents	18	1,201	1,740	1,061
Current assets		**6,340**	**5,443**	**4,966**
TOTAL assets	**3**	**29,902**	**20,897**	**18,236**

SHAREHOLDERS' EQUITY AND LIABILITIES

(in million euros)	Notes	2001	2000	1999
		At December 31,		
Common stock	19	521	429	400
Additional paid-in capital		4,324	3,028	2,459
Retained earnings		3,389	2,910	3,180
Cumulative translation adjustments		(352)	(324)	(188)
Shareholder's equity		**7,882**	**6,043**	**5,851**
Minority interests	20	2,551	1,707	1,598
Other equity	21	163	162	439
Total equity		**10,596**	**7,912**	**7,888**
Deferred taxes	**9**	**937**	**810**	**13**
Provisions	**22**	**1,688**	**1,228**	**1,168**
Long-term debt	**23**	**11,041**	**7,490**	**5,520**
Accounts payable, trade		1,467	1,114	1,041
Other payables		2,310	1,457	1,655
Current portion of long-term debt	23	1,350	579	655
Short-term bank borrowings	23	513	307	296
Current liabilities		**5,640**	**3,457**	**3,647**
TOTAL shareholders' equity and liabilities		**29,902**	**20,897**	**18,236**

The accompanying Notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in million euros)		Years ended December 31,		
	NOTES	2001	2000	1999
NET CASH PROVIDED BY OPERATING ACTIVITIES				
Net income		**750**	**726**	**614**
Adjustments to reconcile net income to net cash provided by operating activities:				
Minority interests	20	270	213	259
Depreciation and amortization of goodwill		1,070	908	786
Share of net income of equity affiliates less dividends received		0	(35)	(37)
Gains on disposals, net (excluding those of equity affiliates)		(274)	(272)	(174)
Deferred income taxes and tax provisions		(59)	31	24
Other, net		(89)	5	23
Changes in operating working capital items (see analysis below)		174	(92)	(217)
Net cash provided by operating activities		**1,842**	**1,484**	**1,278**
NET CASH USED IN INVESTING ACTIVITIES				
Capital expenditures	3	(1,455)	(1,307)	(1,141)
Investment in consolidated companies (1) (*)		(4,537)	(584)	(859)
Investment in non-consolidated companies		(81)	(1,484)	(147)
Disposals (2)		1,537	991	569
Net increase (decrease) in long-term receivables		(144)	(33)	(24)
Net cash used in investing activities		**(4,680)**	**(2,417)**	**(1,602)**
NET CASH PROVIDED BY FINANCING ACTIVITIES				
Proceeds from issuance of common stock		1,513	322	213
Increase (decrease) in treasury stock		-	(38)	381
Increase (decrease) in other equity		2	7	292
Dividends paid (including those paid to minority interests in subsidiaries)		(337)	(275)	(280)
Proceeds from long-term debt		5,596	2,802	748
Repayment of long-term debt		(4,746)	(1,146)	(737)
Increase (decrease) in short-term debt		282	(70)	(286)
Net cash provided by financing activities		**2,310**	**1,602**	**331**
(Decrease) Increase in cash and cash equivalents		**(528)**	**669**	**7**
Net effect of foreign currency translation on cash and cash equivalents		(12)	10	84
Cash and cash equivalents at beginning of year		1,740	1,061	970
Cash and cash equivalents at end of year		**1,200**	**1,740**	**1,061**
(1) Net of cash and cash equivalents of companies acquired		*256*	*34*	*13*
(2) Net of cash and cash equivalents of companies disposed		*2*	*179*	*23*
Analysis of changes in operating working capital items				
Decrease (increase) in inventories		35	307	(263)
Decrease (increase) in accounts receivable-trade		85	(102)	(27)
Decrease (increase) in other receivables		(50)	(107)	(31)
Decrease (increase) in accounts payable-trade		(46)	62	87
Decrease (increase) in other payables		150	(252)	17
Cash payments during the period for				
Interest expense		503	495	332
Income taxes		234	458	318

(*) including BCI (3,804)

The accompanying Notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Outstanding shares	Treasury stock	Common stock	Additional paid-in capital	Retained earnings	Cumulative translation adjustments	Shareholders equity
	(in number of shares)		*(in million euros)*				
Balance at January 1, 1999	**102,787,006**	**5,707,826**	**392**	**2,313**	**2,428**	**(444)**	**4,689**
Net Income					613	1	614
Dividends paid					(183)		(183)
Employee stock purchase plan	493,954		2	29			31
Issuance of common stock (dividend reinvestment plan)	1,324,857		5	101			106
Exercice of stock options	372,389		1	16			17
Issuance of treasury stock		(4,188,641)			322		322
Change in translation adjustments						255	255
Balance at December 31, 1999	**104,978,206**	**1,519,185**	**400**	**2,459**	**3,180**	**(188)**	**5,851**
Cumulative effect of change in accounting for deferred taxes					(759)		(759)
Net income					731	(5)	726
Dividends paid					(215)		(215)
Issuance of common stock (dividend reinvestment plan)	365,771		2	28			30
Issuance of common stock	3,180,000		12	274			286
Exercice of stock options	154,818		1	7			8
Exercice of stock subscription warrants	3,763,140		14	260			274
Purchase of treasury stock		318,655			(37)		(37)
Goodwill previously written off against retained earnings on subsidiaries sold					10		10
Change in translation adjustments						(131)	(131)
Balance at December 31, 2000	**112,441,935**	**1,837,840**	**429**	**3,028**	**2,910**	**(324)**	**6,043**
Net Income					752	(2)	750
Dividends paid					(273)		(273)
Issuance of rights (conversion to common stock)	14,110,592		54	1,059			1,113
Issuance of common stock (dividend reinvestment plan)	1,125,007		5	103			108
Exercice of stock options	369,455		1	16			17
Exercice of stock subscription warrants	2,098,811		8	142			150
Purchase of treasury stock		26,532					
Change in translation adjustments			24	(24)		(26)	(26)
Balance at December 31, 2001	**130,145,800**	**1,864,372**	**521**	**4,324**	**3,389**	**(352)**	**7,882**

The accompanying Notes are an integral part of these financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1 BUSINESS DESCRIPTION

As used herein, the terms "Lafarge S.A." or "the parent company" refers to Lafarge, a société anonyme organized under French law, without its consolidated subsidiaries. The terms the "Company" or "Lafarge" refer to Lafarge S.A. together with its consolidated subsidiaries.

The Company is headquartered in France and specializes in the production of materials for the construction industry in all the world's major markets. At December 31, 2001, the Company operated in the following business segments: Cement, Aggregates and Concrete, Roofing, Gypsum. The Company's customers are from both the private and public sector. Until December 31, 2000, the Company also operated in the Specialty Products segment (See Note 3).

Lafarge is listed on the "Premier Marché" of Euronext Paris S.A. and, since July 23, 2001, on the New York Stock Exchange ("NYSE").

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of preparation

The consolidated financial statements of the Company have been prepared in accordance with the provisions of French accounting legislation and standards ("French GAAP").

French GAAP differs in certain respects from accounting principles generally accepted in the United States of America ("US GAAP"). A description of the main differences is set forth in Note 29.
Effective January 1, 2000, the Company adopted the new accounting standard CRC n° 99-02 on Consolidated Financial Statements published by the French Accounting Standards Committee ("Comité de la Réglementation Comptable"). The standard requires that the balance-sheet liability method be applied for the recognition of deferred income taxes. The cumulative effect of change in accounting for deferred taxes is presented in Note 9.

(b) Principles of consolidation

Investments over which the Company has direct or indirect control of more than 50% of the outstanding voting shares, or over which it exercises effective control, are fully consolidated, except for some companies, not significant in the aggregate, that were not consolidated for practical purposes. Control exists where the Company has the power directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities.

Investments in companies in which the Company and third party investors have agreed to exercise joint control are consolidated by the proportionate consolidation method with the Company's share of the joint ventures results, assets and liabilities recorded in the consolidated financial statements.

Investments in which the Company has an equity interest representing a voting right of more than 20% and over which the Company exercises significant influence, but not control are accounted for under the equity method.
All other investments in affiliates, which are not consolidated, are accounted for at cost.
Revenues and expenses of subsidiaries acquired or disposed of during the year are recognized in the consolidated statements of income as from the date of control or up to the date of transfer of control, respectively.

All significant inter-company balances and transactions have been eliminated on consolidation. With respect to proportionately consolidated companies, intercompany transactions are eliminated on the basis of the Company's interest in the entity involved.

(c) Use of estimates

The preparation of financial statements in conformity with French GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, such as depreciation and provisions, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses. Management reviews its estimates on an ongoing basis using currently available information. Changes in facts and circumstances may result in revised estimates, and actual results could differ from the estimates.

(d) Translation of financial statements denominated in foreign currencies

The functional currency of the Company's foreign subsidiaries is the applicable foreign currency except for enterprises operating in hyper-inflationary economies. The accounts of euro zone companies are translated into the Euro at the official rate of exchange set on January 1, 1999.

The accounts of companies out of the Euro zone are translated into the Euro using the year end closing rate of exchange for all balance sheet accounts and the average annual rate of exchange is applied to revenues, expenses and amounts presented on the statements of cash flows. The resulting translation adjustments are included as a separate component of shareholders' equity.

For companies that operate in countries which have been designated as hyper-inflationary, fixed assets, investments and operating supplies are not revalued and the original values are translated to the USD which is considered by the Company as the functional currency in these countries, at historical rates of exchange. Revenues and expenses are translated to this functional currency using the exchange rates of the month of the transaction date. Translation gains and losses arising from the translation of revenues and expenses are included in income. In defining hyper-inflationary, the Company employs criteria which include characteristics of the economic environment such as inflation and foreign currency exchange rate fluctuations and evaluates this information in relation to its economic exposure related to the subsidiaries' operations.

The exchange rates for the translation of main currencies were as follows:

	2001		2000		1999	
1 for euro monetary unit	**Average rate**	**Year end rate**	**Average rate**	**Year end rate**	**Average rate**	**Year end rate**
Brazilian real (BRL)	0.4745	0.4866	0.5908	0.5508	0.5153	0.5545
Canadian dollar (CAD)	0.7209	0.7128	0.7286	0.7170	0.6307	0.6846
Chilean peso (CLP)	0.0018	0.0017	0.0020	0.0019	0.0018	0.0019
Chinese yuan (CNY)	0.1349	0.1371	0.1307	0.1298	0.1132	0.1202
Egyptian pound (EGP)	0.2768	0.2469	0.3040	0.2854	0.2740	0.2907
British pound (GBP)	1.6081	1.6434	1.6405	1.6023	1.5171	1.6085
Moroccan dirham (MAD)	0.1000	0.0976	0.1019	0.1014	0.0956	0.0987
Malaysian ringitt (MYR)	0.2937	0.2986	0.2847	0.2828	0.0820	0.0900
Nigerian naira (NGN)	0.0096	0.0101	0.0103	0.0097	0.0103	0.0099
Philippine peso (PHP)	0.0219	0.0220	0.0244	0.0215	0.0239	0.0246
Polish zloty (PLN)	0.2725	0.2861	0.2495	0.2598	0.2366	0.2405
US dollar (USD)	1.1165	1.1347	1.0820	1.0747	0.9374	0.9954
South African rand (ZAR)	0.1296	0.0959	0.1557	0.1422	0.1532	0.1616

(e) Business combinations, goodwill and intangible assets

Since January 1, 1989, all business combinations have been accounted for using the purchase method of accounting. Under this method, assets and liabilities acquired by the Company are recorded at their fair value. Under the purchase method, the excess of the purchase price over the fair value of the net assets of businesses acquired, if any, is allocated to goodwill. Before January 1, 1989, positive and negative goodwill were written off against retained earnings.
When the Company initially acquires a controlling interest in a business, any portion of the assets and liabilities retained by minority shareholders is also recorded at its fair value.

Accordingly, if the Company subsequently acquires the assets and liabilities considered held by minority shareholders, no additional fair value adjustment is recorded at that time. Initial estimates of fair values are finalized within a one year allocation period. Subsequent to this period, releases of estimated provisions in excess of the actual costs incurred related to the purchase price allocation are applied to goodwill.

Non-amortizable intangible assets, such as market share and trademarks, are recognized through the purchase price allocation to the extent that they can be valued using a sufficiently accurate and objective method based on economic benefits.

The Company amortizes goodwill on a straight-line basis over the estimated period of benefit, not exceeding 40 years.

Negative goodwill is amortized into income on a rational, systematic basis, based upon estimates of future operating results of the acquiree at the date of the acquisition.

(f) Revenue recognition

Consolidated revenues represent the value, before sales tax, of goods, products and services sold by consolidated enterprises in the ordinary activities and after elimination of intra-group sales.

Revenues from the sale of goods, and products are recorded when ownership is transferred.

(g) Other income (expenses)

Other income (expenses) results from operations and includes net restructuring costs, provisions for litigation and other non recurring items.

(h) Intangible assets

Intangible assets include patents, licenses, and leaseholds which are amortized using the straight-line method over periods not exceeding their estimated useful lives and assets such as market share and trademarks which are not amortized.

(i) Property, plant and equipment

Property, plant and equipment is recorded at historical cost. The Company capitalizes assets financed through capital leases where the lease arrangement transfers to the Company substantially all the benefits and risks of ownership. Lease arrangements are evaluated based upon the leased assets expected period of future benefit in relation to the assets' useful lives, the total future payments in relation to the fair value of the financed asset and whether transfer of ownership or favorable purchase options exist.
Interest on borrowings directly related to the financing of construction projects and incurred during development activities is capitalized to project costs.
Depreciation on property, plant and equipment is calculated as follows:

- Land is not depreciated.
- Mineral reserves consisting of proven and probable limestone, gypsum and aggregates reserves are depleted using the units-of-production method.
- Buildings are depreciated using the straight-line method over estimated useful lives varying from twenty years for industrial buildings to fifty years for offices or residential properties.
- Plant, machinery, equipment and installation costs are depreciated using the straight-line method over their estimated useful lives, ranging from 8 to 20 years.

(j) Other investments

Other investments, which consist either of shares held in non consolidated companies or shares in listed companies treated as long-term equity investments are recorded at the lower of historical cost or net realizable value, assessed on an individual investment basis. The net realizable value is calculated using the following criteria: equity value, stock market prices or expected future profitability.

(k) Impairment of long-lived assets

Whenever events or changes in circumstances indicate that the carrying amount of long-lived assets including goodwill may not be recoverable, the carrying amount is compared with the estimated undiscounted future cash flows expected to result from the use of the assets and their possible disposition. If the sum of expected cash flows is less than the carrying amount of these assets, an impairment loss is recognized based on the fair value of the assets, derived from the present value of expected cash flows.

(l) Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the weighted average method.

(m) Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid investments with an original maturity date of generally less than three months from the time of purchase.

(n) Financial instruments

The Company enters into financial derivative contracts for hedging purposes only. These transactions are executed in order to reduce its exposure to changes in interest rates and, foreign currency exchange rates on firm commitments.
Forward exchange contracts and foreign currency swaps are used to hedge foreign currency exchange rate exposures. Unrealized gains and losses on these investments are deferred and recorded in the carrying amount of the hedged asset or liability on firm commitments. Contract premiums are amortized rateably over the term of the hedge arrangement.
The Company enters into various interest rate swaps to manage its interest rate exposure. The objective of the swaps are, depending on the circumstances, to modify instruments from fixed rate to floating and floating rate to fixed. The difference between interest payable and receivable is recognized as interest expense or interest income.

(o) Pension plans, termination and other post-retirement benefits

The Company provides various types of retirement, termination and post retirement benefits (including healthcare benefits) to its employees. The benefits provided are determined by local legal requirements as well as the benefit policies of the specific subsidiaries.
Termination benefits are generally lump sum payments based upon an individual's years of credited service and annual salary at retirement or termination of employment.
Pension benefits are generally determined using a formula which uses the employees' years of credited service and expected average final earnings. Most defined benefit pension liabilities are funded through separate pension funds which are separate legal entities or through insurance contracts.
Pension plan assets related to funded plans are invested mainly in equity and debt securities. Other supplemental defined benefit pension or post retirement plan benefits not financed through independent funds or insurance contracts are paid by the Company as they become due.

Defined benefit pension plans and severance payment arrangements

The Company's liability in respect of defined benefit pension plans or severance payment arrangements is generally calculated annually by independent actuaries using the projected unit credit method. This methodology considers the probability of the employees' length of future service, future compensation, life expectancy and turnover, based on actuarial assumptions.

The projected future obligation is discounted by applying an appropriate discount rate in each country for which pension plans are maintained. The projected benefit obligation is accrued during the employees' years of service. Plan assets are recorded at their fair values.

The charge for such pension plans, representing the net periodic pension cost less employee contributions, is recorded as pension expense in the year incurred.

For certain subsidiaries, significant gains and losses on the financial position of plans arising from actual results that differ from expectations, changes in actuarial assumptions, and amendments to pension plans are charged or credited to income over the service lives of the related employees.

Post retirement benefits other than pensions

Certain subsidiaries provide healthcare and insurance benefits for a portion of their retired employees and their eligible dependants. The cost of these benefits is actuarially determined and included in the income statement over the employees' working lives.

The Company records pension expense with respect to defined contribution plans as incurred.

(p) Restructuring

Restructuring costs are accrued when management decides to close facilities, or to reduce the workforce. Such costs may include estimated facility closing costs and employees' severance and termination benefits.

Where a business combination has occurred, restructuring costs related to capacity reductions of the acquirer which are a consequence of overcapacity and costs related to capacity reductions of the acquiree are included in the cost of the acquisition.

(q) Site restoration

Where the Company is legally or contractually required to restore a quarry site, the estimated costs of site restoration are accrued and amortized to cost of goods sold rateably, on a unit-of-production basis, over the operating life of the quarry. The estimated future costs for known restoration requirements are determined on a site by site basis and, when determinable, are calculated based on the present value of estimated future costs.

(r) Product warranties

The Company's warranty policy generally provides a 30-year coverage for roofing tile. The Company's policy is to accrue the undiscounted estimated cost of warranty coverage at the time the sale is recorded.

(s) Environmental costs

When the Company determines that it is possible that a liability for environmental costs exists, an undiscounted estimate of the future remediation is recorded as a provision without the offset of potential insurance recoveries. Costs that result in future economic benefits such as extending useful lives, increased capacity, safety or, those costs incurred to mitigate or prevent future environmental contamination are capitalized. Environmental costs, which are not included above, are expensed as incurred.

(t) Deferred income taxes

The Company changed its method of accounting for income taxes effective at January 1st, 2000. Deferred income taxes are accounted for using the balance-sheet liability method on temporary differences between the tax basis of assets and liabilities and their carrying amounts in the balance-sheet (including tax losses available for carry forward). Deferred taxes are measured by applying currently enacted tax laws. Deferred tax assets are recognized when it is reasonably certain that they will be recovered in future years.

Before January 1st, 2000, the deferred tax provision was calculated using the partial allocation method whereby deferred taxes are provided only where timing differences were expected to reverse in the foreseeable future. This method only takes into account timing differences arising between the adjusted net accounting profit of consolidated subsidiaries and net taxable income. A cumulative adjustment was recognized for the adoption of the new accounting principle and the effect of this change is shown in the consolidated statements of changes in shareholders' equity (see Note 9).

(u) Research and development

The Company is committed to improving its manufacturing process, maintaining product quality and meeting existing and future customer needs. These objectives are pursued through various programs. Research and development costs which are expensed as incurred, were 53 million euros, 43 million euros and 37 million euros for 2001, 2000 and 1999, respectively.

(v) Recently issued accounting pronouncement

In December 2000, the "Comité de la Réglementation Comptable" issued the regulation (règlement) n° 2000-06 which requires French companies to adopt new accounting rules related to the recognition of liabilities for fiscal years beginning on or after January 1, 2002. The regulation requires that a liability should be recognized when, and only when an enterprise has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation. The Company has not early adopted regulation CRC n° 2000-06 in its consolidated financial statements. However, the adoption of this regulation is not expected to have a material effect on its consolidated financial statements.

3 BUSINESS SEGMENT AND GEOGRAPHIC AREA INFORMATION

Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the Company's chief operating decision makers in order to allocate resources and assess performance.

Since January 1, 2001, the Company has operated in the following four business segments: Cement, Aggregates and Concrete, Roofing, Gypsum which represent separately managed strategic business units that have different capital requirements and marketing strategies. Until December 31, 2000, the Company also operated in the Specialty Products segment which produced and sold a variety of component products used in the construction industry. The Company's retained minority interest in this business is now included in the segment described as Other.

Each of the business segments are managed separately because each business segment develops, manufactures and sells distinct products.

Company management evaluates internally its performance on operating income on ordinary activities (defined as operating income before net gains on disposals and other expenses, net) and capital employed (defined as the total of goodwill, intangible and tangible assets, investments in equity affiliates and working capital) as disclosed in its business segment and geographic area information.

- The Cement segment produces and sells a wide range of cement and hydraulic binders adapted to the needs of the construction industry.
- The Aggregates and Concrete segment produces and sells construction aggregates, ready mix concrete and other concrete products.
- The Roofing segment produces and sells roof tiles, roofing accessories and chimney systems.
- The Gypsum segment mainly produces and sells drywall for the commercial and residential construction sectors.

The accounting policies applied to the segment earnings are in agreement with those described in Note 2.

(a) Business segment information

(in million euros)	Cement	Aggregates and Concrete	Roofing	Gypsum	Specialty Products	Other	Total
2001							
Gross sales	6,476	4,824	1,585	1,064	-	243	14,192
Less: inter-segment	(481)	(18)	0	8	-	(3)	(494)
Sales	**5,995**	**4,806**	**1,585**	**1,072**	**-**	**240**	**13,698**
Depreciation	(511)	(214)	(118)	(66)	-	(19)	(928)
Operating income on ordinary activities	1,507	381	142	9	-	26	2,065
Operating income	1,466	419	90	0	-	196	2,171
Investments in equity affiliates	250	20	51	50	-	68	439
Capital employed	14,825	4,058	2,677	1,279	-	514	23,353
Total assets	17,416	5,798	3,182	1,554	-	1,952	29,902
Capital expenditures	894	288	131	117	-	25	1,455
2000							
Gross sales	4,798	3,741	1,685	1,006	1,408	8	12,646
Less: inter-segment	(378)	(16)	(1)	(6)	(21)	(8)	(430)
Sales	**4,420**	**3,725**	**1,684**	**1,000**	**1,387**	**0**	**12,216**
Depreciation	(385)	(181)	(116)	(55)	(44)	(7)	(788)
Operating income on ordinary activities	1,167	309	219	60	150	-	1,905
Operating income	1,146	313	163	54	138	113	1,927
Investments in equity affiliates	211	17	46	40	107	(1)	420
Capital employed	6,789	3,235	2,848	1,166	*294	50	14,382
Total assets	9,242	4,767	3 325	1,426	*722	1,415	20,897
Capital expenditures	559	265	145	229	81	28	1,307
1999							
Gross sales	3,955	3,219	1,627	859	1,228	24	10,912
Less: inter-segment	(320)	(17)	(6)	(4)	(21)	(16)	(384)
Sales	**3,635**	**3,202**	**1,621**	**855**	**1,207**	**8**	**10,528**
Depreciation	(321)	(166)	(101)	(44)	(40)	(6)	(678)
Operating income on ordinary activities	908	249	232	127	122	(8)	1,630
Operating income	882	244	220	117	106	138	1,707
Investments in equity affiliates	190	19	44	25	56	(1)	333
Capital employed	6,476	2,628	2,808	979	873	(82)	13,682
Total assets	8,156	3,564	3,263	1,258	1,213	782	18,236
Capital expenditures	622	203	155	96	49	16	1,141

(*) These amounts exclude the part of the Specialty Products segment that was considered sold on December 28, 2000.

(b) Geographic area information

(in million euros)	2001 Sales	2001 Property, plant and equipment net	2001 Capital employed	2000 Sales	2000 Property, plant and equipment net	2000 Capital employed	1999 Sales	1999 Property, plant and equipment net	1999 Capital employed
Western Europe	5,490	4,814	9,945	5,717	3,510	6,159	5,498	3,525	6,638
Of which:									
France	1,945	1,113	1,399	2,367	1,130	1,479	2,260	1,202	1,798
Germany	747	944	1,770	962	974	2,046	1,076	841	2,000
Spain	592	355	833	599	342	959	486	357	965
United Kingdom	1,140	1,229	3,265	852	562	604	739	595	719
North America	4,431	3,598	5,241	3,292	2,356	3,349	2,761	1,710	2,621
Of which:									
United States	2,898	2,785	3,926	2,307	1,533	2,030	1,993	1,131	1,715
Canada	1,533	813	1,315	985	823	1,319	768	579	906
Mediterranean Basin	637	850	1,310	666	746	1,211	524	670	1,070
Central and Eastern Europe	514	623	1,016	501	522	868	359	461	767
Latin America	760	650	1,292	761	450	829	517	420	791
Africa	765	716	1,084	525	239	406	499	258	421
Asia /Pacific	1,101	2,102	3,465	754	1,059	1,560	370	860	1,374
Total	**13,698**	**13,353**	**23,353**	**12,216**	***8,882**	***14,382**	**10,528**	**7,904**	**13,682**

* These amounts exclude the part of the Specialty Products segment that was considered sold on December 28, 2000.

4 PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated statements of income present the results of operations for the years ended December 31, 2001 and December 31, 2000 assuming the acquisition of the retained businesses of Blue Circle Industries Plc ("Blue Circle") and the disposal of the majority portion of the Specialty Products segment had taken place at the beginning of each of those fiscal years. This pro forma information does not purport to be indicative of the historical performance that would have resulted had the acquisition actually occurred at such dates, nor is it necessarily indicative of future operating results. The other purchase and sale transactions that occurred during these fiscal years have no significant effects on these pro forma results. These unaudited pro forma results have been prepared based upon the historical consolidated financial statements of the Company and Blue Circle Industries Plc. The historical consolidated financial statements have been adjusted (see the "pro forma adjustments" columns) in order to reflect increases or decreases in financing costs and other adjustments related to the acquisitions and dispositions of Blue Circle.

Pro forma condensed consolidated statements of income for the years ended December 31, 2001 and December 31, 2000

(in million euros, except per share data)	Pro forma 2001 (1)	Pro forma 2000 (1)
Sales	15,436	14,304
Depreciation	(1,056)	(1,012)
Share of operating income on ordinary activities of equity affiliates	130	155
Operating income on ordinary activities	**2,313**	**2,387**
Gains on disposals, net/other income (expenses), net	96	13
Financial expenses, net	(803)	(744)
Income tax	(443)	(469)
Income before amortization of goodwill and minority interests	**1,163**	**1,187**
Amortization of goodwill	(169)	(160)
Minority interests	(280)	(252)
Net income	**714**	**775**
Earnings per share (euros)	5.60	6.12
Diluted earnings per share (euros)	5.46	5.96

(1) Unaudited

The following acquisitions have been adjusted:
- acquisition of the Egyptian entity APCC in January 2000,
- acquisition of the Greek entities Heraclès/Halkis in April 2000,
- increase in ownership in the Nigerian entities Wapco and Ashaka in April 2000,
- minority interests acquisition in RCC in the Philippines in September 2001.

The following disposals have been adjusted:
- Alborg in July 2000,
- North American assets subject to regulatory rulings which were disposed of during the second half of 2001,
- The real estate properties disposed of in the UK in 2000 and 2001.

The pro-forma disclosures also reflect the amortization of acquisition goodwill and the effects of other adjustments and reclassifications necessary to present the historical accounts of Blue Circle on a basis consistent with the Company's accounting policies.

Additional information on the pro forma consolidated statement of income for the year ended December 31, 2001

(in million euros)	Lafarge historical 2001	Blue Circle historical (6 months period ended June 30, 2001) (1)	Pro forma adjustments (1)	Total Pro forma 2001 (1)
Sales	13,698	1,929	(191)	15,436
Depreciation	(928)	(134)	6	(1,056)
Share of operating income on ordinary activities of equity affiliates	131	8	(9)	130
Operating income on ordinary activities	**2,065**	**291**	**(43)**	**2,313**
Gains on disposals, net/other income (expenses), net	106	0	(10)	96
Financial expenses, net	(595)	(119)	(89)	(803)
Income tax	(414)	(50)	21	(443)
Income before amortization of goodwill and minority interests	**1,162**	**122**	**(121)**	**1,163**
Amortization of goodwill	(142)	0	(27)	(169)
Minority interests	(270)	(11)	1	(280)
Net income	**750**	**111**	**(147)**	**714**

(1) Unaudited

Additional information on the pro forma consolidated statements of income for the year ended December 31, 2000

(in million euros)	Lafarge Historical 2000	Blue Circle Historical 2000 (2)	Pro forma adjustments (1)	Effect of the disposal of the majority portion of the Specialty Products segment	Total Pro forma 2000 (1)
Sales	12,216	3,490	(335)	(1,067)	14,304
Depreciation	(788)	(254)	(3)	33	(1,012)
Share of operating income on ordinary activities of equity affiliates	101	38	(25)	41	155
Operating income on ordinary activities	**1,905**	**573**	**(7)**	**(84)**	**2,387**
Gains on disposals, net/other income (expenses), net	22	1	65	(75)	13
Financial expenses, net	(489)	(171)	(81)	(3)	(744)
Income tax	(379)	(148)	45	13	(469)
Income before amortization of goodwill and minority interests	**1,059**	**255**	**22**	**(149)**	**1,187**
Amortization of goodwill	(120)	0	(52)	12	(160)
Minority interests	(213)	(30)	(9)	0	(252)
Net income	**726**	**225**	**(39)**	**(137)**	**775**

(1) Unaudited (2) As published

5 SHARE OF NET INCOME OF EQUITY AFFILIATES

The following details the Company's share of the operations of equity affiliates:

(in million euros)	Years ended December 31, 2001	2000	1999
Operating income on ordinary activities	131	101	86
Gain on disposals, net	1	-	8
Other expenses, net	(17)	(7)	(5)
Financial expenses, net	(51)	(21)	(19)
Income tax	(46)	(23)	(19)
Share of net income of equity affiliates before amortization of goodwill	**18**	**50**	**51**

6 GAINS ON DISPOSALS, NET

Components of gains on disposals are as follows:

(in million euros)	Years ended December 31, 2001	2000	1999
Gain on disposals of consolidated subsidiaries, net	44	120	7
Gain on sale of shares in listed companies, net	205	106	143
Gain on sale of other long-term assets, net	26	46	32
Gains on disposals, net	***275***	***272***	**182**

7 OTHER INCOME (EXPENSES), NET

Components of other income (expenses) are as follows:

(in million euros)	Years ended December 31, 2001	2000	1999
Restructuring costs	(69)	(44)	(37)
Depreciation	(33)	(63)	(25)
Other expenses, net	(67)	(143)	(43)
Other income (expenses), net	**(169)**	**(250)**	**(105)**

Depreciation consists principally of increases to depreciation expense resulting from revisions in depreciable lives to reflect changes in operating lives of assets including changes due to planned replacements of assets.

In 2000, other expenses, net include non-capitalizable costs, totaling approximately 91 million euros, associated with the initial tender offer to acquire the shares of Blue Circle. These non-capitalizable costs include non-refundable fees incurred for financing never utilized, the cost of foreign currency exchange contracts and other indirect costs related to acquiring the Blue Circle shares.

8 FINANCIAL EXPENSES, NET

Components of financial expenses are as follows:

(in million euros)	Years ended December 31, 2001	2000	1999
Interest income	116	91	86
Interest expenses	(647)	(556)	(425)
Net interest income (expenses)	**(531)**	**(465)**	**(339)**
Other financial expenses, net	(64)	(24)	2
Financial expenses, net	**(595)**	**(489)**	**(337)**

Interest expense is reported net of capitalized interest costs for construction projects of 13 million euros in 2001 (12 million euros in 2000 and 6 million euros in 1999).

9 INCOME TAX AND DEFERRED INCOME TAXES

The income tax expense for the year is equal to the amount paid or payable in the short term to the tax authorities in respect of the financial year, in accordance with currently applicable tax rules and rates in the various countries, taking into account the taxation regime described below.

Pursuant to the provisions of the French Tax Code (Article 209 quinquies) and in accordance with a tax agreement from the French Tax Authorities, the parent company files a world-wide consolidated tax return. This regime provides that the basis for income tax computation of the parent company is not limited to French consolidated subsidiaries but also applies to foreign entities in which Lafarge owns more than 50%. Under this provision, the parent company's consolidated taxable income is calculated based upon the rules of French Tax Law for its operations in France as well as those of its greater than 50% owned foreign subsidiaries.

Within certain limits, the French Tax Code allows for the reduction of the taxable income of profitable companies by the offsetting of taxable losses of other entities. French income tax payable, as determined by the method described above, allows for the application of foreign taxes, due in local jurisdictions and related to greater than 50% owned foreign entities, to be applied as a credit to income taxes due in France. This tax agreement covers the years presented and expires on December 31, 2003.

(a) Cumulative effect of change in accounting for deferred taxes

As discussed in Note 2(t), effective January 1st, 2000, the Company changed its method of accounting for income taxes from the partial allocation method to the balance-sheet liability method. Prior years' financial statements have not been restated to apply the new method.

As a result of adoption, the Company decreased retained earnings by 759 million euros, representing the cumulative effect of the change for years prior to January 1st, 2000.

(b) Income tax

Components of the income tax are as follows:

	Years ended December 31,		
(in million euros)	2001	2000	1999
Current income tax	413	344	382
Deferred income tax	1	35	7
Income tax	**414**	**379**	**389**

(c) Deferred tax assets and liabilities

Components of the deferred tax balances are as follows:

	At December 31,		
(in million euros)	2001	2000	*1999
Pensions and other post-retirement benefits	99	137	129
Property, plant and equipment	409	99	78
Provisions and other current liabilities	171	67	50
Restructuring provisions	23	16	15
Net operating loss carryforwards	176	-	-
Deferred tax assets	**878**	**319**	**272**
Property, plant and equipment	1,509	891	829
Prepaid pension assets	169	105	75
Other, net	137	133	138
Deferred tax liabilities	**1,815**	**1,129**	**1,042**
Deferred tax liabilities, net	**937**	**810**	**770**

(*) Pro Forma assuming use of balance-sheet liability method

(d) Effective tax rate

A reconciliation of the world-wide tax consolidation rate to the Company's effective tax rate is as follows:

	Years ended December 31,		
	2001	2000	1999
World-wide tax consolidation rate	33.3%	33.3%	33.3%
Capital gains taxed at a reduced rate	-4.9%	-5.8%	-1.0%
Effect of foreign tax rate differentials	0.8%	1.5%	-
"Changes in enacted tax rates in France, Germany (in 2000) and Canada (in 2001)"	-1.0%	-2.7%	-
Deferred tax effect of the use of the partial method	-	-	-2.4%
Other	-1.9%	0.1%	-1.5%
Effective tax rate	**26.3%**	**26.4%**	**28.4%**

(10) EARNINGS PER SHARE

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the year.

Diluted earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the year adjusted to include any dilutive potential common shares.

Potential common shares include share options, warrants, and convertible securities issued by the Company on its own common shares.

The computation and reconciliation of basic and diluted earnings per share for the years ended December 31, 2001, 2000 and 1999 are as follows:

	Years ended December 31,		
	2001	2000	1999
NUMERATOR *(in million euros)*			
Net Income	750	726	614
Interest expense on convertible debt (OCEANE)	23	0	0
Adjusted net income	773	726	614
DENOMINATOR *(share amounts)*			
Weighted average number of shares outstanding	125,616,000	107,098,000	99,255,000
Effect of dilutive securities - stock options	1,241,000	726,000	1,148,000
Effect of dilutive securities - warrants	100,000	777,000	-
Effect of dilutive securities - convertible debt (OCEANE)	5,118,000	-	-
Total potential dilutive shares	6,459,000	1,503,000	1,148,000
Weighted average number of shares outstanding - fully diluted	132,075,000	108,601,000	100,403,000
Basic earnings per share (euros)	**5.97**	**6.78**	**6.19**
Diluted earnings per share (euros)	**5.85**	**6.69**	**6.12**

11 GOODWILL AND INTANGIBLE ASSETS, NET

(a) Changes in goodwill, net

(in million euros)	2001	2000	1999
Goodwill, net, at January 1	**2,820**	**3,157**	**2,669**
Amortization	(142)	(120)	(108)
Additions	2,284	309	580
Disposals	(6)	(185)	(20)
Acquisition adjustments	(14)	(352)	(182)
Translation adjustments	32	11	218
Goodwill, net, at December 31	**4,974**	**2,820**	**3,157**

The acquisition adjustments include the adjustments which arise from the finalization of the purchase price allocation to the fair value of acquired assets and liabilities assumed on business combinations.

Goodwill recognized before January 1, 1989 was written off against retained earnings. The analysis of the residual net amount of this goodwill had it been recorded in the balance sheet and subsequently amortized, is as follows:

(in million euros)	2001	2000	1999
Goodwill, net, at January 1	**66**	**79**	**84**
Amortization	(3)	(3)	(5)
Disposals	-	(10)	-
Goodwill, net, at December 31	**63**	**66**	**79**

(b) Changes in intangible assets, net

(in million euros)	Market share and trademarks	Other	Total
At January 1, 1999	**641**	**270**	**911**
Additions	255	63	318
Disposals	-	(20)	(20)
Other changes	(6)	21	15
Translation adjustments	(13)	9	(4)
At December 31, 1999	**877**	**343**	**1,220**
Accumulated depreciation	-	(141)	(141)
Net book value At December 31, 1999	**877**	**202**	**1,079**
At January 1, 2000	**877**	**343**	**1,220**
Additions	76	79	155
Disposals	(52)	(28)	(80)
Other changes	9	(25)	(16)
Translation adjustments	(7)	5	(2)
At December 31, 2000	**903**	**374**	**1,277**
Accumulated depreciation	-	(150)	(150)
Net book value At December 31, 2000	**903**	**224**	**1,127**
At January 1, 2001	**903**	**374**	**1,277**
Additions	2,070	100	2,170
Disposals	(1)	(24)	(25)
Other changes	(13)	32	19
Translation adjustments	(10)	4	(6)
At December 31, 2001	**2,949**	**486**	**3,435**
Accumulated depreciation	-	(210)	(210)
Net book value At December 31, 2001	**2,949**	**276**	**3,225**

(c) Acquisitions

Acquisition of Blue Circle Industries Plc

On July 11, 2001, pursuant to a merger agreement between the Company and the board of Directors of Blue Circle dated January 8, 2001, which was approved by the shareholders of Blue Circle on February 19, 2001, and after the completion of regulatory approvals in Europe and North America, the Company consummated the acquisition of Blue Circle an international producer of cement and related construction materials headquartered and publicly listed in the United Kingdom.

The Company initiated this acquisition when it acquired approximately 20% of the common stock of Blue Circle, in April 2000, through an unsolicited tender offer which was subsequently rejected by the shareholders of Blue Circle. In conjunction with that offer, Dresdner Bank ("Dresdner") acquired, for its own account, approximately 10% of BCI's outstanding common stock. Based upon a contractual agreement between the Company and Dresdner, any profits resulting from Dresdner's disposal of its holding in BCI's common stock were to be shared between Dresdner and the Company.

Total consideration for the acquisition of Blue Circle was 5,280 million euros. It mainly includes:

- the shares acquired in 2000 for 1,022 million euros,
- the shares acquired in 2001 for 3,804 million euros (net of cash acquired),
- the acquired cash for 248 million euros,
- additional minority interests acquisition for 147 million euros.

It was substantially financed from the proceeds of the February 9, 2001 rights offering (see Note 19), the issuance of a convertible note (see Note 23), the Company's short term credit facilities and short term borrowings.

The acquisition was accounted for using the purchase method of accounting with the results of operations of Blue Circle, other than those entities referred to below, included in the Company's consolidated statements of income from the date of acquisition.

As a consequence of the regulatory approval process in North America, the Company was required by the Canadian Competition Bureau and by the Federal Trade Commission to dispose of certain Blue Circle operations in Canada and in the United States, primarily in the Great Lakes region. The Company, for accounting purposes, has treated these assets as held for sale from the date of acquisition. The results of operations associated with these entities, for the period from acquisition to disposal, are not reflected in the Company's consolidated income statement.

The carrying value of these assets on acquisition was recorded at an amount which reflected the expected proceeds of disposition after taking into consideration the net effect of operations during the hold period and interest costs associated with the incremental borrowings related to the acquisition of these entities. As a consequence of the above accounting, no gain or loss was recorded on the disposal of these operations subsequent to the acquisition date. These dispositions have resulted in net proceeds to the Company of 882 million euros which was used to reduce the Company debt.

All required dispositions resulting from the rulings of the Canadian and American regulatory authorities were completed as of December 31, 2001.

Restructuring provision

Management has adopted formal plans to reduce the capacity of specific operations acquired as well as its own operations. These costs most significantly relate to impairment charges, employee relocation and severance, facility closure costs, and contract terminations. In some regions, the acquisition resulted in overcapacity for the combined entities. In order to reduce overcapacity, some plants owned by the Company before the acquisition were closed. Future costs associated with the cessation of these activities are recorded as obligations related to the acquisition and included in the cost of acquisition.

Purchase price allocation

As of December 31, 2001, the Company has not finalized the allocation of the purchase price. A preliminary estimation of this allocation was prepared and is as follows (in million euros):

Purchase price	**5,280**
Market share	(1,995)
Other property, plant and equipment	(5,445)
Inventories, net	(464)
Accounts receivable-trade, net	(738)
Other receivables	(201)
Cash and cash equivalents	(248)
Minority Interests	635
Provisions	761
Long term debt	746
Accounts payable, trade	381
Other payables	627
Current liabilities	2,737
Fair value of the net assets acquired	**(3,204)**
Goodwill	***2,076***

This goodwill is amortized over 40 years.

Acquisition of Cementos El Monte

On September 8, 2001, the Company acquired 100% of Cementos El Monte for a total consideration of 43 million euros. The company owns grinding plants in the South of Spain.

Cementos El Monte is fully consolidated since September 8, 2001.

Cementos El Monte has been accounted for using the purchase method of accounting. The purchase price, at December 31, 2001, has been allocated as follows (in million euros):

Purchase price	**43**
Fair value of the net assets acquired	(15)
Goodwill	**28**

Acquisition of Kloeber

On September 4, 2001, the Company announced the acquisition of the Kloeber Group, a German manufacturer of roofing components. Kloeber owns two plants in Germany, a joint venture in South Africa and distribution channels in various European countries. The purchase price totaled 16 million euros.

This transaction has been accounted for using the purchase method of accounting. The purchase price, at December 31, 2001, has been allocated as follows (in million euros):

Purchase price	**16**
Fair value of the net assets acquired	(6)
Goodwill	**10**

Acquisition of Pan African Cement Limited

At the end of April 2001, the Company acquired, jointly with Blue Circle Industries, 100% of Pan African Cement Ltd (PAC). PAC owns 84% of Chilanga Cement in Zambia, 75.2% of Portland Cement in Malawi and 63% of Mbeya Cement in Tanzania. These three companies are fully consolidated since April 2001 and have been accounted for using the purchase method of accounting.

The purchase price, at December 31, 2001, has been allocated as follows (in million euros):

Purchase price	**52**
Fair value of the net assets acquired	(23)
Market shares	(23)
Goodwill	**6**

Acquisition of the Cement Division of Raymond Limited

On August 26, 2000, the Company signed an agreement with Raymond Ltd, to acquire a cement plant located in the East of India. The acquisition of 65.26% became effective on January 22, 2001 for a total consideration of 112 million euros. Raymond is fully consolidated since January 2001. This transaction has been accounted for using the purchase method of accounting. The purchase price, at December 31, 2001, has been allocated as follows (in million euros):

Purchase price	**112**
Fair value of the net assets acquired	(72)
Market share	(37)
Goodwill	**3**

On December 31, 2001 the company has increased its interests in Raymond assets (merged with Tisco assets) to 73.13%. This additional acquisition has resulted in a goodwill of 12 million euros.

Acquisition of the Warren Paving Materials Group Limited ("Warren")

In October 2000, the Company acquired Warren, a Kilmer Van Nostrand Co. Limited's wholly-owned subsidiary, for a total consideration of 280 million euros in cash and preferred stock. Warren is a supplier of construction aggregate and provides asphalt and paving services in five Canadian provinces.

This transaction has been accounted for using the purchase method of accounting.

The purchase price, at December 31, 2001, has been allocated as follows (in million euros):

Purchase price	**280**
Property, plant and equipment	(173)
Working capital	(44)
Long-term liabilities	48
Goodwill	**111**

Acquisition of Presque Isle Corporation

In June, 2000, the Company, through its 54% owned subsidiary Lafarge North America, formerly Lafarge Corporation, acquired 100% of Presque Isle Corporation, a Michigan-based company engaged in the production of aggregates for a total cash consideration of approximately 67 million euros.

This transaction has been accounted for using the purchase method of accounting.

The purchase price, at December 31, 2001, has been allocated as follows (in million euros):

Purchase price	**67**
Property plant and equipment	(40)
Working capital	16
Long term liabilities	6
Goodwill	**49**

Acquisition of La Habra Products

In June 2000, the Company acquired 100% of La Habra Products a company based in the United States engaged in the production of stucco products. Total cash consideration was 26 million euros. The Company has accounted for this transaction using the purchase method of accounting. The allocation of the purchase price resulted in a step-up primarily to fixed assets of 8 million euros and a goodwill of 13 million euros. Since the majority of the Specialty Products Division was sold on December 2000, the Company has no majority interests.

Acquisition of Baldini

In March 2000, the Company acquired 100% of Baldini, a Company based in Italy engaged in the production of paint products. The total cash consideration was 19 million euros. The Company has accounted for this transaction using the purchase method of accounting. The purchase price allocation resulted in 8 million euros being allocated to trademarks not previously valued and 11 million euros to goodwill. Since the majority of the Specialty Products Division was sold on December 2000, the Company has no majority interests.

Acquisition of Beni Suef Cement Company

In February, 2000, the Company acquired for cash consideration of approximately 15 million euros, an additional 9.5% interest in the former Beni Suef cement facilities , following a former acquisition of shares made jointly with the cement Greek group Titan, for cash consideration of approximately 57 million euros. In July 1999, the Company's share of this investment increased to 47.5% and was subsequently accounted for on the proportionate consolidation method.

This transaction has been accounted for using the purchase method of accounting.

The purchase price, at December 31, 2001, has been allocated as follows (in million euros):

Purchase price	**72**
Market share	(60)
Property, plant and equipment	(71)
Debt	94
Working capital	(16)
Cash and cash equivalents	(20)
Provisions	1
Goodwill	–

Acquisition of RH Cement Corporation renamed Lafarge Halla Cement

In January, 2000, the Company acquired for a total cash consideration of approximately 110 million euros, 39.9% of RH Cement Corporation, a company based in Korea and engaged in the production of cement. Lafarge Halla Cement is consolidated under the proportionate consolidation method. This transaction has been accounted for using the purchase method of accounting.

The allocation of the purchase price to the individual assets and liabilities purchased resulted in a step-up primarily to fixed assets of 96 million euros. The Company did not record an asset for market share nor any goodwill in connection with this acquisition.

Acquisition of Lafarge Braas minority interests

On December 22, 1999, the Company acquired for a total cash and common stock consideration of 594 million euros the residual 43.5% interest in Lafarge Braas that it did not own. The Company initially acquired its controlling interest in Lafarge Braas in conjunction with the acquisition of Redland PLC in December 1997. The Company has consolidated its investment in Lafarge Braas from the date of acquisition. The acquisition was accounted for as a purchase from the date of the contract signing on December 22, 1999. At December 31, 1999 included in other equity is the remaining share consideration due to the minority shareholders which was subsequently issued after the authorized increase in share capital at the annual general meeting in June 2000. The resulting goodwill arising from this transaction was 160 million euros.

Acquisition of the Tata Iron and Steel Company Cement division ("Tisco")

In November 1999, the Company acquired, for a total cash consideration of approximately 114 million euros, Tisco located in eastern India.

This transaction has been accounted for using the purchase method of accounting.

The purchase price, at December 31, 2001, has been allocated as follows (in million euros):

Purchase price	**114**
Property, plant and equipment	(98)
Working capital	(8)
Market share	(8)
Goodwill	**-**

Acquisition of Pioneer Plasterboard

In August, 1999, the Company purchased an additional 60% of Pioneer Plasterboard (previously accounted for under the equity method) for cash consideration of approximately 34 million euros, increasing its ownership interest to 100%. Pioneer Plasterboard is an Australian based company engaged in the manufacture and sale of Gypsum building products. This transaction has been accounted for using the purchase method of accounting.

The purchase price, at December 31, 2001, has been allocated as follows (in million euros):

Purchase price	**34**
Fair value of the net assets acquired	(26)
Goodwill	**8**

12 PROPERTY, PLANT AND EQUIPMENT, NET

(a) Changes in property, plant and equipment

(in million euros)	Mineral reserves and land	Buildings	Machinery, equipment, fixtures and fittings	Construction in progress	Total
At January 1, 1999	**1,417**	**1,905**	**8,118**	**539**	**11,979**
Additions	38	161	403	476	1,078
Disposals	(94)	(52)	(366)	(30)	(542)
Change in scope of consolidation	68	181	292	94	635
Other changes	20	53	286	(407)	(48)
Translation adjustments	120	80	535	46	781
At December 31, 1999	**1,569**	**2,328**	**9,268**	**718**	**13,883**
Accumulated depreciation	(147)	(968)	(4,864)	-	(5,979)
Net book value at December 31, 1999	**1,422**	**1,360**	**4,404**	**718**	**7,904**
At January 1, 2000	**1,569**	**2,328**	**9,268**	**718**	**13,883**
Additions	61	250	332	583	1,226
Disposals	(21)	(44)	(270)	(12)	(347)
Change in scope of consolidation	144	(37)	192	(26)	273
Other changes	45	118	338	(473)	28
Translation adjustments	28	28	157	13	226
At December 31, 2000	**1,826**	**2,643**	**10,017**	**803**	**15,289**
Accumulated depreciation	(200)	(1,025)	(5,182)	-	(6,407)
Net book value at December 31, 2000	**1,626**	**1,618**	**4,835**	**803**	**8,882**
At January 1, 2001	**1,826**	**2,643**	**10,017**	**803**	**15,289**
Additions	55	62	561	845	1,523
Disposals	(72)	(68)	(474)	(20)	(634)
Change in scope of consolidation	369	699	4,252	684	6,004
Other changes	46	(99)	678	(652)	(27)
Translation adjustments	20	18	(1)	(5)	32
At December 31, 2001	**2,244**	**3,255**	**15,033**	**1,655**	**22,187**
Accumulated depreciation	(269)	1,503	(7,058)	(4)	(8,834)
Net book value at December 31, 2001	**1,975**	**1,752**	**7,975**	**1,651**	**13,353**

(b) Depreciation of property, plant and equipment

Depreciation on property plant and equipment is as follows:

	Years ended December 31,		
(in million euros)	2001	2000	1999
Depreciation	857	741	646
Impairment charges	26	23	21
Total	**883**	**764**	**667**

(c) Capital leases

The gross value of property, plant and equipment includes 37 million euros and 41 million euros of assets under capital leases for the years ended December 31, 2001 and 2000, respectively. The remaining obligations on such assets total 20 million euros and 22 million euros for the years ended December 31, 2001 and 2000, respectively.

13 INVESTMENTS IN EQUITY AFFILIATES

(a) Changes in the balance of equity affiliates

(in million euros)	2001	2000	1999
Balance of equity affiliates at January 1	**420**	**333**	**316**
Share in net income of affiliates	18	50	51
Dividends received from equity affiliates	(20)	(15)	(14)
New investments or share capital increases	42	32	32
Disposals and reduction in ownership percentage	1	(1)	(21)
Change from equity method to consolidation	-	(28)	(24)
Change from consolidation method to equity	-	39	-
Other changes including translation adjustments	(22)	10	(7)
Balance of equity affiliates at December 31	**439**	**420**	**333**

(b) Summarized combined balance sheet and income statement information of equity affiliates

Combined balance sheet information

	At December 31,								
	2001			2000			1999		
(in million euros)	Total	Of which Molins	Of which Materis	Total	Of which Molins	Of which Materis	Total	Of which Molins	Of which Materis
Long-term assets	2,341	348	606	2,272	340	594	1,634	288	200
Current assets	1,691	322	598	1,772	325	795	1,000	194	115
Total assets	**4,032**	**670**	**1,204**	**4,044**	**665**	**1,389**	**2,634**	**482**	**315**
Total equity	1,323	384	181	1,389	389	182	1,141	306	50
Long-term liabilities	1,539	81	719	964	100	163	969	78	21
Current liabilities	1,170	205	304	1,691	176	1,044	524	98	244
Total shareholders' equity and liabilities	**4,032**	**670**	**1,204**	**4,044**	**665**	**1,389**	**2,634**	**482**	**315**

Combined income statement information

	Years ended December 31,		
(in million euros)	2001	2000	1999
Sales	3 030	1 708	1 517
Operating income on ordinary activities	372	254	223
Operating income	324	193	183
Net income	**54**	**135**	**135**

(14) OTHER INVESTMENTS

Components of other investments are as follows:

(in million euros)	At December 31, 2001	2000	1999
Blue Circle (1)	-	1,031	-
Cimpor	317	311	-
Other investments in non-consolidated companies	354	264	293
Long-term equity investments	-	110	120
Total	**671**	**1,716**	**413**

(1) See Notes 4 and 11(c)

(a) Cimpor

At December 31, 2001, Lafarge owns 13,433,000 shares of the Portuguese cement producer Cimpor, which represents 9.99% of its common shares.

(b) Long term equity investments

Long-term equity investments represent interests of between 0.5% and 3% in several listed companies. Changes in the balance of long-term equity investments are as follows:

(in million euros)	Gross book value	Net book value	Net realizable value
At January 1, 1999	**176**	**176**	**308**
Net disposals	(56)	(56)	(134)
Change in net realizable value	-	-	23
At December 31, 1999	**120**	**120**	**197**
Net disposals	(10)	(10)	(41)
Change in net realizable value	-	-	18
At December 31, 2000	**110**	**110**	**174**
Net disposals	(110)	(110)	(315)
Change in net realizable value	-	-	141
At December 31, 2001	-	-	-

(15) LONG TERM RECEIVABLES

(in million euros)	At December 31, 2001	2000	1999
Prepaid pension expenses	653	351	190
Other	247	138	194
Long term receivables	**900**	**489**	**384**

(16) INVENTORIES

Components of inventories are as follows:

(in million euros)	At December 31, 2001	2000	1999
Raw materials	473	288	303
Work in progress	303	71	48
Finished and semi-finished goods	556	638	576
Maintenance and operating supplies	609	397	385
Inventories, gross	**1,941**	**1,394**	**1,312**
Allowance	(165)	(85)	(75)
Inventories, net	**1,776**	**1,309**	**1,237**

(17) ACCOUNTS RECEIVABLE-TRADE

Components of accounts receivable-trade are as follows:

(in million euros)	At December 31, 2001	2000	1999
Account receivable - trade	2,451	1,628	2,050
Valuation allowance	(221)	(133)	(142)
Accounts receivable trade, net	**2,230**	**1,495**	**1,908**

The change in the valuation allowance for doubtful receivables is as follows:

	At December 31,		
(in million euros)	2001	2000	1999
At January 1	**(133)**	**(142)**	**(120)**
Current year addition	(90)	(76)	(75)
Current year release	56	65	67
Cancellation	12	5	7
Other changes	(65)	17	(12)
Translation adjustments	(1)	(2)	(9)
At December 31	**(221)**	**(133)**	**(142)**

In January 2000, the Company entered into multi-year securitization agreements with respect to trade receivables, without recourse. Accounts receivable is presented net of securitized receivables of 438 million euros and 410 million euros at December 31, 2001 and 2000, respectively.

The agreements are guaranteed by subordinated deposits classified in long-term deposits for 125 million euros and 66 million euros at December 31, 2001 and 2000, respectively

(18) CASH AND CASH EQUIVALENTS

In order to give a true and fair view of the accounts, in accordance with Article L. 123-14 (formerly Art. 9) of the French Commercial Code, for the year ended December 31, 2000, the Company included in cash and cash equivalents a receivable of 667 million euros representing the cash received on January 22, 2001, related to the sale of the major part of the Specialty Products division.

The agreement between the Company and the counterpart to the sale was effectively a note with a 30-day maturity period. Due to the imminent maturity of the note, the Company believes that the presentation as a cash equivalent more accurately depicts its financial position at December 31, 2000. This presentation is consistent with that of previous major acquisitions occurring immediately prior to and after the end of the Company's year.

(19) SHAREHOLDERS' EQUITY

(a) Common stock

At December 31, 2001, Lafarge common stock comprised 130,145,800 shares of 4 euros each.

At December 31, 2001, voting rights attributed to the outstanding shares totaled 140,832,653, after inclusion of the double voting rights attached to registered shares held at least two years and cancellation of the voting rights associated with treasury stock.

(b) Stock rights issue

On February 9, 2001, the Company issued stock rights in a 1 for 8 underwritten rights offering to shareholders at a price of 80 euros per share. The rights were subsequently converted to 14,110,592 common shares. The total proceeds from this offering, net of issuance costs, approximated 1,113 million euros.

(c) Warrants

At December 31, 2000, the Company had 8,279,784 warrants outstanding. These warrants resulted from the issuance on March 20, 2000 of debt redeemable in shares. The warrants were convertible into common stock of the Company at a conversion ratio of 4 warrants per common share and expired on March 20, 2001. The warrants were converted into 2,098,811 common shares.

(20) MINORITY INTERESTS

(in million euros)	2001	2000	1999
At January 1	**1,707**	**1,598**	**1,489**
Share of net income	270	213	259
Translation adjustments	16	61	182
Dividends paid	(65)	(60)	(97)
Other changes	623	(41)	(235)
Effect of the change in accounting for deferred taxes	-	(64)	-
At December 31	**2,551**	**1,707**	**1,598**

21 OTHER EQUITY

Other equity includes investment subsidies. In addition, pursuant to an agreement dated December 22, 1999, the Company agreed to issue shares to acquire the minority interest in Lafarge Braas. The related shares were issued in June 2000 after an increase in the Company's authorized share capital, for total consideration of 286 million euros which is included in other equity at December 31, 1999

22 PROVISIONS

(a) Changes in the balance of provisions

(in million euros)	Pensions and other post-retirement benefits	Restructuring provisions	Site restoration and environmental provisions	Other provisions	Total
At January 1, 1999	**541**	**114**	**174**	**261**	**1,090**
Current year addition, net	47	25	27	66	165
Current year release	(21)	(72)	(26)	(69)	(188)
Other changes	(11)	22	4	38	53
Translation adjustments	31	6	11	-	48
At December 31, 1999	**587**	**95**	**190**	**296**	**1,168**
Current year addition, net	74	28	22	79	203
Current year release	(56)	(52)	(32)	(77)	(217)
Other changes	(19)	27	9	40	57
Translation adjustments	13	3	1	-	17
At December 31, 2000	**599**	**101**	**190**	**338**	**1,228**
Current year addition, net	88	39	42	136	305
Current year release	(80)	(148)	(42)	(217)	(487)
Other changes	164	219	(8)	259	634
Translation adjustments	7	-	2	(1)	8
At December 31, 2001	**778**	**211**	**184**	**515**	**1,688**

(b) Pensions and other post-retirement benefits

For the majority of schemes, significant gains and losses on the financial position of plans arising from actual results that differ from expectations, changes in actuarial assumptions, and amendments to pension plans are charged or credited to income over the service lives of the related employees.

The following provides a reconciliation of the obligations, the plan assets and the funded status of the plans for the two years indicated, (in million euros):

(in millions of euros)	Pension benefits		Other benefits		Total	
	31/12/01	31/12/00	31/12/01	31/12/00	31/12/01	31/12/00
AMOUNTS RECOGNIZED IN THE STATEMENT OF FINANCIAL POSITION CONSIST OF						
Prepaid pension asset	653	351	0	0	653	351
Accrued pension liability	(511)	(374)	(267)	(225)	(778)	(599)
Net amount recognized at end of period	**142**	**(23)**	**(267)**	**(225)**	**(125)**	**(248)**
COMPONENTS OF NET PERIODIC PENSION COST						
Prior service cost	92	52	6	5	98	57
Interest Cost	186	115	16	14	202	129
Expected Return on Plan Asset	(247)	(154)	0	0	(247)	(154)
Amortization of Prior Service Cost	2	2	0	(1)	2	1
Amortization of Transition (Asset) Obligation	1	1	0	0	1	1
Amortization of actuarial (Gain) Loss	(4)	(8)	0	0	(4)	(8)
Actuarial (Gains) Losses	(2)	3	6	(7)	4	(4)
Special termination benefits	5	0	0	0	5	0
Curtailment Gain	0	(1)	0	0	0	(1)
Settlement (Gain) Loss	0	(3)	0	0	0	(3)
Divestitures	(2)	0	0	0	(2)	0
Net Periodic Pension Cost	**31**	**7**	**28**	**11**	**59**	**18**
Defined Contribution Plan Cost	0	8	0	0	0	8
Net Retirement Cost	**31**	**15**	**28**	**11**	**59**	**26**
CHANGE IN PROJECTED BENEFIT OBLIGATION						
Projected Benefit Obligation at beginning of period	**2,015**	**1,839**	**226**	**184**	**2,241**	**2,023**
Exchange rate change	83	35	10	10	93	45
Service cost	92	45	6	5	98	50
Interest cost	186	116	16	14	202	130
Employees contributions	10	6	0	0	10	6
Plan amendments	0	0	1	(1)	1	(1)
Curtailment	1	(1)	0	0	1	(1)
Settlement	0	(20)	0	0	0	(20)
Business combinations	2,024	38	23	18	2,047	56
Divestitures	(16)	(4)	0	0	(16)	(4)
Special termination benefits	5	0	2	0	7	0
Benefits paid	(182)	(102)	(20)	(15)	(202)	(117)
Actuarial (Gains) Losses	(12)	63	27	11	15	74
Projected Benefit Obligation at end of period	**4,206**	**2,015**	**291**	**226**	**4,497**	**2,241**
CHANGE IN PLAN ASSETS						
Fair value of plan Assets at beginning of period	**2,028**	**1,959**	**2**	**2**	**2,010**	**1,961**
Exchange change rate	90	46	0	0	90	46
Actual return on Plan assets	(274)	21	0	0	(274)	21
Employer contributions	54	25	20	0	74	25
Employees contributions	10	6	0	0	10	6
Benefits paid	(175)	(89)	(20)	0	(195)	(89)
Settlement	0	(17)	0	0	0	(17)
Business combinations	2,142	59	0	0	2,142	59
Divestitures	(9)	0	0	0	(9)	0
Administrative expenses	(4)	(2)	0	0	(4)	(2)
Fair value of Plan Assets at end of period	**3,842**	**2,008**	**2**	**2**	**3,844**	**2,010**
RECONCILIATION OF (ACCRUED)/PREPAID BENEFIT COST						
Funded Status at end of period	**(364)**	**7**	**(289)**	**(224)**	**(653)**	**(231)**
Unrecognized Actuarial (Gain) Loss	493	(33)	23	0	516	(33)
Unrecognized Transition (Asset) Obligation	3	13	(1)	0	2	13
Unrecognized Prior Service Cost	10	4	0	(1)	10	3
Prepaid (Accrued) Pension Cost at end of period	**142**	**(23)**	**(267)**	**(225)**	**(125)**	**(248)**

Principal actuarial assumptions are as follows:

	USA		Canada		UK		Euro zone (except France, Spain, Greece)		France		Spain		Greece	
	2001 %	2000 %	2001 %	2000 %	2001 %	2000 %	2001 %	2000 %	2001 %	2000 %	2001 %	2000 %	2001 %	2000 %
Discount Rate	7.75	7.75	6.50	6.95	5.50	5.50	5.75	6.00	5.75	6.00	5.75	6.00	6.25	*
Expected return rate on assets	9.00	9.00	9.00	9.00	7.50	7.50	8.00	*	5.82	4.50	5.75	5.50	*	*
Salary increase	4.50	4.50	3.50	3.50	4.50	5.00	2.00 to 3.50	2.50	2.00 to 3.50	2.50	2.40	2.40	4.75	*

(*) not applicable

23 DEBT

(a) Analysis of debt by type

(in million euros)	At December 31, 2001	2000	1999
Debenture loans & senior notes	6,828	3,466	2,902
Bank loans & credit lines	3,284	3,138	1,851
Commercial paper	1,590	743	825
Other notes	798	738	573
Other	404	291	320
Total debt	**12,904**	**8,376**	**6,471**
Current portion of long term debt	(1,350)	(579)	(655)
Short-term borrowings	(513)	(307)	(296)
Total long-term debt	**11,041**	**7,490**	**5,520**

Debenture loans and senior notes

At December 31, 2001, debentures consist of fixed rate bonds which bear a weighted average interest rate of 5.7%. The maturity on debenture loans range from 2002 to 2013, with the average maturity being 2007. In 2001, the Company issued:
- on June 29th, 1.3 billion convertible euro bonds bearing a fixed, effective interest rate of 3.5% with a 4.5 -year maturity,
- on November 6th, 1 billion in euro bonds bearing a fixed interest rate of 5.875% with a 7 -year maturity,
- on November 6th and December 20th, 350 million in British pound bonds bearing a fixed interest rate of 6.875% with an 11 -year maturity,
- on December 4th, 250 million in euro bonds bearing a fixed interest rate of 4.625% with a 3.25 -year maturity.

Bank loans and credit lines

At December 31, 2001, long-term committed credit lines available to the Company total approximately 4.2 billion euros, of which 2.9 billion euros are not utilized. The weighted average interest rate on these credit lines and bank loans is approximately 5.5%.

Commercial paper

The Company's euro denominated commercial paper program at December 31, 2001 allows for a maximum issuable amount of 4.0 billion euros. At December 31, 2001, the commercial paper issued under this program totals 1.38 billion euros. Euro denominated commercial paper bears an average interest rate based upon the European inter-bank offer rate ("Euribor"), plus an average of 14 basis points, and has initial maturity ranging from 3 months to 1 year. At year end, the average interest rate of the euro denominated commercial paper is 3.69%.

The Company also has USD denominated commercial paper programs issued though its subsidiaries Lafarge North America and Blue Circle Industries Plc. These programs allow for a maximum issuable amount of 900 million US dollars (1.021 billion euros). At December 31, 2001, the commercial paper issued under these programs totals 210 million euros. USD denominated commercial paper bears an average interest rate based upon the London inter-bank offer rate ("Libor"), plus an average of 69 basis points and has initial maturity ranging from 2 weeks to one year. At December 31, 2001, the average interest rate of this commercial paper is 3.15%.

Other notes

Other notes principally consist of Euro notes with a weighted average interest rate of 5.3%. The average date of maturity is 2004.

The Group has in particular set up a Euro Medium-Term Note program (EMTN); the maximum amount available under this program increased from 3 billion euros in 2000 to 7 billion euros in 2001. At December 31, 2001, the total amount of Euro Medium-Term Notes issued was approximately 3.365 billion euros including 3.205 billion euros of debenture loans.

(b) Analysis of debt by maturity

(in million euros)	At December 31, 2001
2002	1,863
2003	931
2004	2,202
2005	1,612
2006	2,274
Beyond 5 years	4,022
	12,904

At December 31, 2001, 1,662 million euros of short-term debt has been classified as long-term based upon the Company's ability to refinance these obligations on a long-term basis.

(c) Analysis of debt by currency

	At December 31,					
	2001		2000		1999	
(in million euros)	Before swaps	After swaps	Before swaps	After swaps	Before swaps	After swaps
Euro (EUR)	8,498	5,850	5,087	3,988	4,517	3,205
US dollar (USD)	1,872	3,647	1,208	2,308	1,048	1,977
British pound (GBP)	1,221	2,064	1,455	1,364	389	699
Japanese yen (JPY)	122	118	132	155	59	59
Malaysian ringgit (MYR)	282	282	-	-	-	-
Other	909	943	494	561	458	531
Total	**12,904**	**12,904**	**8,376**	**8,376**	**6,471**	**6,471**

(d) Analysis of debt by category

	At December 31,					
	2001		2000		1999	
(in million euros)	Before swaps	After swaps	Before swaps	After swaps	Before swaps	After swaps
Floating rate	5,170	4,128	4,127	3,123	3,094	2,451
Fixed rate below 6%	4,531	5,015	1,964	2,355	1,913	2,291
Fixed rate between 6% and 10%	2,707	3,231	1,923	2,516	1,195	1,434
Fixed rate 10% and over	496	530	362	382	269	295
Total	**12,904**	**12,904**	**8,376**	**8,376**	**6,471**	**6,471**

The average spot interest rate of the gross indebtedness, as at December 31, 2001, is 5.4% (6.6% as at December 31, 2000 and 6.1% as at December 31, 1999).

Some of the Companies debt agreements require the compliance with certain restrictions. As at December 31, 2001, the Company was, in all material respects, in compliance with these requirements.

24 FINANCIAL INSTRUMENTS

The Company uses derivative financial instruments with off-balance sheet risk to manage market risk exposures. Financial instruments are entered into by the Company solely to hedge such exposures on anticipated transactions or firm commitments. The Company does not enter into derivative contracts for speculative purposes.

(a) Foreign currency risk

In the course of its operations, the Company's policy is to hedge all material foreign currency exposures arising from its transactions, using derivative instruments as soon as a firm or highly probable commitment is entered into or known. These derivative instruments are limited to forward contracts and foreign currency options, with a term generally less than one year.

The Company's operating policies reduce potential foreign currency exposures by requiring all liabilities and assets of controlled companies to be denominated in the same currency as the cash flows generated from operating activities, the functional currency. The Company may amend this general rule under special circumstances in order to take into account specific economic conditions in a specific country such as, inflation rates, interest rates, and currency related issues such as convertibility and liquidity. When needed, currency swaps are used to convert debts most often raised in euros, into foreign currencies.

Foreign currency hedging activity

At December 31, 2001 all forward contracts had a maturity date less than one year. The nominal value of hedging instruments outstanding at year-end is as follows:

	At December 31,		
(in million euros)	2001	2000	1999
Forward contract purchases			
US dollar (USD)	37	33	98
British pound (GBP)	264	264	-
Swedish krona (SEK)	-	19	1
Canadian dollar (CAD)	39	-	-
Other currencies	10	9	2
Total	**350**	**325**	**101**

	At December 31,		
(in million euros)	2001	2000	1999
Forward contract sales			
US dollar (USD)	1,794	1,085	995
British pound (GBP)	1,189	168	337
Swiss franc (CHF)	41	50	21
Swedish krona (SEK)	1	24	33
Japanese yen (JPY)	20	21	26
Other currencies	10	16	63
Total	**3,055**	**1,364**	**1,475**

(b) Interest rate risk

The Company is primarily exposed to fluctuations in interest rates based upon the following:

- price risk with respect to fixed-rate financial assets and liabilities. Interest rate fluctuations impact the market value of fixed-rate assets and liabilities;
- cash flow risk for floating rate assets and liabilities. Interest rate fluctuations have a direct effect on the financial income or expense of the Company.

In accordance with established policies, the Company seeks to mitigate these risks, using to a certain extent interest rate swaps.

Interest rate hedging activity

The notional value of hedging instruments outstanding at year-end is as follows:

		At December 31, 2001						
		Maturities of notional contract values						
(in million euros)	AVERAGE FIXED RATE	2002	2003	2004	2005	2006	> 5 years	Total
Interest rate swaps	PAY FIXED							
Euro (EUR)	7.70 %	234	77	-	865	119	221	**1,516**
British pound (GBP)	7.03 %	56	-	-	-	-	-	**56**
Polish zloty (PLN)	12.74 %	-	-	-	-	14	13	**27**
South African rand (ZAR)	14.64 %	3	2	2	-	-	-	**7**
Morrocan dirham (MAD)	5.75 %	35	-	-	-	-	-	**35**
Interest rate swaps	RECEIVE FIXED							
Euro (EUR)	7.17 %	–	–	–	7	–	–	**7**
Japanese yen (JPY)	3.00 %	17	–	–	–	–	–	**17**
Interest rate swaps	PAY AND RECEIVE FLOATING							
Euro (EUR)	-	175	50	-	46	-	-	**271**
Total		**520**	**129**	**2**	**918**	**133**	**234**	**1,936**

		At December 31, 2000						
		Maturities of notional contract values						
(in million euros)	AVERAGE FIXED RATE	2001	2002	2003	2004	2005	> 5 years	Total
Interest rate swaps	PAY FIXED							
Euro (EUR)	7.06 %	99	234	77	-	835	221	**1,466**
British pound (GBP)	7.12 %	48	54	-	-	-	-	**102**
South African rand (ZAR)	14.64 %	4	4	4	3	-	-	**15**
Interest rate swaps	RECEIVE FIXED							
Swiss franc (CHF)	2.77 %	20	-	-	-	-	-	**20**
Euro (EUR)	5.17 %	2	2	2	2	47	-	**55**
Japanese yen (JPY)	3.00 %	-	19	-	-	-	-	**19**
Interest rate swaps	PAY AND RECEIVE FLOATING							
Euro (EUR)	–	–	175	–	–	–	-	**175**
Total		**173**	**488**	**83**	**5**	**882**	**221**	**1,852**

		At December 31, 1999						
		Maturities of notional contract values						
(in million euros)	AVERAGE FIXED RATE	2000	2001	2002	2003	2004	> 5 years	Total
Interest rate swaps	PAY FIXED							
Euro (EUR)	7.71 %	222	99	84	77	-	739	**1,221**
British pound (GBP)	7.24 %	48	48	55	-	-	-	**151**
Swedish krona (SEK)	6.03 %	16	-	-	-	-	-	**16**
South African rand (ZAR)	14.64 %	4	4	4	4	3	-	**19**
Interest rate swaps	RECEIVE FIXED							
Swiss franc (CHF)	2.77 %	-	19	-	-	-	-	**19**
Euro (EUR)	7.09 %	141	2	2	2	2	47	**196**
British pound (GBP)	7.00 %	8	-	-	-	-	-	**8**
Japanese yen (JPY)	2.97 %	39	-	19	-	-	-	**58**
Interest rate swaps	PAY AND RECEIVE FLOATING							
Euro (EUR)	-	-	-	5	-	-	-	**5**
US Dollar (USD)	-	30	-	-	-	-	-	**30**
Forward rate agreements								
Polish zloty (PLN)	18.95 %	6	-	-	-	-	-	**6**
Total		**514**	**172**	**169**	**83**	**5**	**786**	**1,729**

The notional amounts of derivatives represent the face value of financial instruments. They do not represent actual amounts exchanged by the counterparties and thus are not a direct measure of the Company's exposure to interest rate risk. Notional amounts in foreign currency are expressed in euros at the year-end exchange rate.

(c) Commodity risk

The Company is subject to risk of price changes in certain commodities principally in the coal, petcoke, gas, clinker and electricity markets. The Company may, from time to time, use derivatives to manage its exposure to commodity risk. At December 31, 2001, such commitments were limited to forward purchase contracts for electricity and were non significant.

(d) Counterparty risk

The Company is exposed to credit risk in the event of a counterparty's default. The Company limits its exposure to counterparty risk by rigorously selecting the counterparties with which it executes agreements. Counterparty risk is monitored by using exposure limits calculated according to several criteria (rating assigned by rating agencies, assets and equity), as well as the nature and maturity of operations. These limits are regularly updated. The Company's exposure to credit risk is limited and the Company believes that there is no material concentration of risk with any counterparty. The Company does not anticipate any third party default that might have a significant impact on the Company's financial statements.

(e) Fair values

The fair values of financial instruments have been estimated on the basis of available market quotations, or using various valuation techniques, such as present value of future cash flows. However, the methods and assumptions followed to disclose fair values are inherently judgmental. Thus, estimated fair values do not necessarily reflect amounts that would be received or paid in case of immediate settlement of these instruments.

The use of different estimations, methodologies and assumptions may have a material effect on the estimated fair value amounts. The methodologies used are as follows:

Cash and cash equivalents, accounts receivables, accounts payable, short-term bank borrowings: due to the short-term nature of these balances, the recorded amounts approximate fair values.

Marketable securities and investment securities: estimated fair value of publicly traded securities are based on quoted market prices at December 31, 2001, 2000 and 1999. For other investments for which there are no quoted price, a reasonable estimate of fair value could not be made without incurring excessive costs.

Debenture loans: the fair values of the debenture loans were estimated at the quoted value for borrowings listed on a sufficiently liquid market.

Long-term debt: the fair values of long-term debt were determined by estimating future cash flow on a borrowing-by-borrowing basis, and discounting these future cash flows using an interest rate which takes into consideration the Company's incremental borrowing rate at year end for similar types of debt arrangements.

Derivative instruments: the fair values of forward exchange contracts and interest and currency swaps were calculated, using market prices that the Company would pay or receive to settle the related agreements. Primarily, dealer quotes have been used to estimate the fair values of these instruments at the reporting dates.

The following details the cost and fair values of recorded and unrecorded financial instruments:

	At December 31,					
	2001		2000		1999	
(in million euros)	Carrying Amount	Net Fair Value	Carrying Amount	Net Fair Value	Carrying Amount	Net Fair Value
Balance sheet financial instruments						
ASSETS						
Cash and cash equivalents	1,201	1,201	1,740	1,740	1,061	1,061
Accounts receivable, trade	2,230	2,230	1,495	1,495	1,908	1,908
Investments (other than equity affiliates)	671	621	1,716	1,916	413	632
LIABILITIES						
Short-term bank borrowings	513	513	307	307	296	296
Accounts payable, trade	1,467	1,467	1,114	1,114	1,041	1,041
Debenture loans	6,633	6,679	3,219	3,140	2,610	2,528
Other long-term debt	5,758	5,771	4,850	4,875	3,565	3,580
Derivative instruments						
Interest rate swaps and forward rate agreements	-	(211)	-	(211)	-	(224)
Forward exchange contracts	-	(37)	-	59	-	(19)

25 COMMITMENTS AND CONTINGENCIES

The following details collateral guarantees and other guarantees provided by the Company.

	At December 31,		
(in million euros)	2001	2000	1999
Securities and assets pledged	161	264	54
Property collateralizing debt	566	214	71
Guarantees given	404	223	397
Total	**1,131**	**701**	**522**

The following details the Company's significant expenditure commitments.

	At December 31,		
(in million euros)	2001	2000	1999
Capital expenditure commitments	337	98	52
Operating leases	400	205	140
Other commitments	49	44	75
Total	***786***	***347***	***267***

The Company leases certain land, building and equipment. Total rental expense under operating leases was 41 million euros, 64 million euros and 53 million euros for each of the three years ended December 31, 2001, 2000 and 1999, respectively. The table below shows the future minimum lease payments due under non-cancelable operating leases. At December 31, 2001, such payments total 400 million euros:

	Year ended December 31,						
(in million euros)	2002	2003	2004	2005	2006	Thereafter	TOTAL
Operating leases	84	67	46	34	24	145	400

The Company, as part of its activities in purchasing certain entities, has granted co-investors put options. The exercise of these options would result in the third parties requiring the Company to purchase, at a predetermined price, the shares held by them. The result would increase the Company's percentage of ownership interest in these companies. Assuming that all of these options were exercised, the additional purchase price to be paid in cash by the Company resulting from such exercise would amount to 742 million euros as of December 31, 2001. Based upon the terms of these agreements, a portion of the total amount could be exercised in 2002 and 2003 for 113 million euros and 322 million euros respectively.

26 LITIGATION

Litigation

On March 28, 2001, Dunn Industrial Group, Inc. ("Dunn Industrial") filed a lawsuit against Lafarge North America and the City of Sugar Creek, Missouri in the Circuit Court of Jackson County, Missouri at Kansas City. In the suit, Dunn Industrial, the general contractor for the construction of Lafarge North America new cement plant in Sugar Creek, Missouri, alleges that Lafarge North America expanded the scope of work expected of Dunn Industrial in the construction of the plant without commensurate increases in time required for performance and amounts to be paid to Dunn Industrial. In connection therewith, the suit alleges breach of contract, quantum meruit, breach of warranty and negligent misrepresentation and seeks foreclosure of mechanic's liens against Lafarge North America and the City of Sugar Creek, Missouri. Dunn Industrial appears to be seeking in excess of $67 million in damages. The amount of the liability of Lafarge North America in connection with this suit remains uncertain. To date, the trial court has considered only whether issues raised by Dunn Industrial must be arbitrated rather than litigated. Lafarge North America has appealed the trial court's ruling that Dunn Industrial may proceed without first seeking arbitration, on which ruling the appellate court has yet to rule. Lafarge North America intends to vigorously defend the suit.

The European Commission is continuing its investigation on the European gypsum industry. On April 20, 2001, the European Commission notified the Group, along with four other gypsum producing companies, of a statement of objections regarding the existence of a possible price-fixing cartel in the European gypsum plasterboard market. A statement of objection is a legal step in proceedings under Article 81of the European Union Treaty, which bans cartels and other damaging concerted business practices. It does not prejudge the outcome of the investigation, as the companies involved have the right to answer the European Commission's objections, to have access to the file and to request a formal hearing. The Group has answered the statement of objections and attended the hearing with a full denial concerning any wrongdoings by its Gypsum subsidiaries. No decision was made yet further to this investigation by the European Commission.

Environment

In The Netherlands, a former subsidiary of the Group, Tollens Coatings B.V., is one of the defendants in an action brought in 1990 by the government in connection with the discharge of certain waste in the Lekkerker canal between 1968 and 1971. At that time, Tollens Coatings B.V. operated a paint manufacturing plant and had hired another company to carry and dispose of waste produced by the plant. The government is seeking Dutch guilders 160,000,000 in damages, plus interest. Tollens Coatings B.V. contends that it did not instruct the disposal company to dump the waste in the Lekkerker canal and that it had no knowledge of the disposal company's conduct. With the consent of the parties, the proceedings, which are still at the level of first instance, have been postponed several times by the court and since late 1993 no proceedings on the merits have taken place. In July 2001, the Dutch government took sufficient action to delay the running of the statute of limitations, without any other consequence. As a result, the case is still pending. Tollens Coating B.V. was disposed of with the Specialty Products division. However, pursuant to the disposition arrangements, the Group has agreed to indemnify the acquirers for any damages incurred in connection with this litigation.

Finally, certain subsidiaries have litigation and claims pending in the normal course of business. Management is of the opinion that these matters will be settled without any material adverse effect on the Company's financial statements.

27 RELATED PARTY TRANSACTIONS

Transactions with equity affiliates were not material in 2001. The transactions entered into with other related parties were made under normal terms and conditions, similar to those normally granted to comparable groups.

With respect to the acquisition of Blue Circle on July 11, 2001, Lafarge S.A. granted Lafarge North America (formerly Lafarge Corporation) the right to buy certain cement and construction material activities in North America formerly owned by Blue Circle. The option to purchase these assets can be exercised between July 1, 2002 and December 31, 2004 at a purchase price of USD 1,400 million, subject to certain adjustments as of the date of acquisition.

In addition, under an agreement signed between Lafarge North America and Blue Circle North America, Lafarge North America manages, in exchange for a management fee, the aforementioned assets for the period from July 11, 2001 to December 31, 2002.

28 EMPLOYEES COSTS AND DIRECTORS' AND EXECUTIVE OFFICERS' COMPENSATION FOR SERVICES

(a) Employees and employees costs

	At December 31,		
	2001	2000	1999
Management staff	10,811	7,546	8,539
Non-management staff	72,081	58,407	62,406
Total number of employees	**82,892**	**65,953**	**70,945**

	Years ended December 31,		
(in million euros)	2001	2000	1999
Employees costs	2,550	2,253	1,892

(b) Directors' and executive officers' compensation for services

(in million euros)	Year ended December 31,		
	2001	2000	1999
Board of Directors*	0.6	0.5	0.4
Senior Executives	8.6	8.1	8.1
Total	**9.2**	**8.6**	**8.5**

* Directors' fees

29 MAIN DIFFERENCES BETWEEN THE COMPANY'S ACCOUNTING POLICIES AND US GAAP

Since the Company's shares are listed on the New York Stock Exchange (NYSE), Lafarge prepares its financial statements in accordance with US GAAP and files a Form 20F with the United States Securities and Exchange Commission ("SEC") which includes these financial statements published in France as well as a reconciliation between the net income and shareholders' equity prepared in accordance with French GAAP and their equivalent under US GAAP.

The Company's reconciliation to US GAAP is completed and filed subsequent to the reference document filed with the French regulatory agency, the Commission des Opérations Boursières. The main differences between these two sets of accounting principles with respect to the income statement and shareholders' equity result from the accounting treatment of negative goodwill, the accounting treatment of market shares and trademark amortization, business combinations in hyper-inflationary countries, restructuring provisions, provision for unrealized foreign exchange losses, site restoration provisions, stock based compensation, marketable securities and the amortization of Blue Circle Industries Plc (BCI) goodwill. The goodwill arising from BCI acquisition on July 11, 2001 is not amortized under US GAAP, but will be subject to impairment tests.

The reconciliation between the net income and the net equity under the two accounting standards for 2001 presented in Form 20-F will be available on April 30, 2002 on the Company's Internet site: www.lafarge.com subsequent to the filing with the SEC and can be requested by shareholders from the Company's registered office.

30 SCOPE OF CONSOLIDATION

	Divisions					Consolidation method and percentage as of 12/31/2001		
Country and companies	**Cement**	**Aggregates & Concrete**	**Roofing**	**Gypsum**	**Others**	**Method**	**% Control**	**% interest**
Argentina								
Durlock S.A.				■		Proportionate	40.00	40.00
Australia								
Pioneer Plasterboard				■		Full	100.00	100.00
Austria								
Lafarge Perlmooser AG	■	■				Full	100.00	98.00
Schiedel Kaminwerke GmbH			■			Full	100.00	100.00
Bramac Dachsysteme International GmbH			■			Proportionate	50.00	50.00
Ziegelwerke Gleinstätten GmbH & Co KG			■			Equity	25.00	25.00
Bengladesh								
Lafarge Surma Cement	■					Full	100.00	100.00
Bosnia								
Schiedel Sistemi Dimnjaka d.j.l			■			Full	100.00	100.00
Brazil								
Companhia Nacional de Cimento Portland	■					Full	99.75	99.75
Concrebras	■	■				Full	100.00	90.83
Gipsita SA Mineraçào, Industria E commercio				■		Proportionate	60.00	60.00
Cimento Tupi S.A.	■					Equity	20.00	19.95
Lafarge Roofing Brazil			■			Full	100.00	100.00
Bulgaria								
Bramac Sistem EOOD			■			Proportionate	50.00	50.00
Cameroon								
Cimenteries du Cameroun	■					Full	56.73	56.73
Chile								
Sociedad Industrial Romeral S.A.				■		Proportionate	40.00	40.00
Empresas Melon SA	■	■			Mortars	Full	84.21	84.01
China								
Beijing Chinefarge Cement Limited Liability Company	■					Full	65.00	56.79
Beijing Ycheng Lafarge Concrete		■				Full	76.71	67.03
Lafarge Onoda Gypsum Shanghai				■		Proportionate	50.00	24.54
Dujiangyan	■					Full	75.00	65.53
Lafarge Roofing System China Ltd			■			Full	100.00	100.00
Czech Republic								
Cízkovická Cementárna a.s.	■	■				Full	96.37	94.48
Denmark								
Lafarge Braas Damsk Tag A/S			■			Full	100.00	100.00
Egypt								
Beni Suef Cement Company	■					Proportionate	47.50	47.50
Alexandria Portland Cement Company	■					Proportionate	50.00	37.82
Finland								
Lafarge Roofing Ormax Katot Oy			■			Full	100.00	100.00

	Divisions					Consolidation method and percentage as of 12/31/2001		
Country and companies	**Cement**	**Aggregates & Concrete**	**Roofing**	**Gypsum**	**Others**	**Method**	**% Control**	**% interest**
France and Overseas								
Lafarge Ciments	■					Full	100.00	100.00
Société des Ciments Antillais	■	■				Full	69.16	69.16
Lafarge Bétons		■				Full	100.00	100.00
Lafarge Granulats		■				Full	100.00	100.00
Lafarge Plâtres				■		Full	100.00	100.00
MATERIS					Speciality Products	Equity	33.36	33.36
Lafarge Couverture SA			■			Full	100.00	100.00
Germany								
Lafarge Zement GmbH	■	■				Full	100.00	100.00
Lafarge Gips GmbH				■		Full	100.00	100.00
Lafarge Roofing GmbH			■			Full	100.00	100.00
Lafarge Dachsysteme GmbH			■			Full	100.00	100.00
Lafarge Roof System Components Gmbh & Co			■			Full	100.00	100.00
RuppKeramik GmbH			■			Full	100.00	100.00
Schiedel GmbH & Co			■			Full	100.00	100.00
Kloeber GmbH & Co KG			■			Full	100.00	100.00
Greece								
Hellamat		■				Full	100.00	100.00
Heracles General Cement	■	■				Full	53.17	53.04
Honduras								
Industria Cementera Hondurena	■					Full	53.00	52.44
India								
Lafarge India Ltd	■					Full	73.13	73.13
Indonesia								
P.T. Semen Andalas Indonesia	■					Full	87.66	85.07
P.T. Lafarge Roofing Indonesia			■			Full	100.00	100.00
P.T. Petrojaya Boral Plasterboard Indonesia				■		Proportionate	50.00	42.90
Ireland								
Lafarge Plasterboard Ireland Ltd				■		Full	100.00	100.00
Redland Tile and Brick Ltd			■			Full	100.00	100.00
Italy								
Lafarge Adriasebina	■	■				Full	100.00	98.95
Lafarge Gessi SpA				■		Full	100.00	100.00
Lafarge Roofing Italia SpA			■			Full	100.00	100.00
Japan								
Lafarge Braas Roofing Japan Co. Ltd			■			Full	60.94	60.94
ASO Cement	■	■				Equity	39.40	22.46
Jordan								
Jordan Cement Factory	■					Full	47.52	47.52
Kenya								
Bamburi Cement Ltd	■					Full	73.31	57.68
Korea								
Lafarge Buycksan Gypsum				■		Proportionate	65.86	49.70
Lafarge Halla Cement	■					Proportionate	39.90	39.90

Country and companies	Divisions: Cement	Aggregates & Concrete	Roofing	Gypsum	Others	Consolidation method and percentage as of 12/31/2001: Method	% Control	% interest
Malawi								
Portland Malawi	■					Full	75.20	75.20
Malaysia								
Lafarge Roofing Malaysia Sdn Bhd			■			Full	100.00	100.00
Associated Pan Malaysia Cement Sdn Bhd	■					Full	100.00	60.73
Kedah Cement Sdn Bhd	■					Full	77.41	47.02
Supermix concrete Malaysia Sdn Bhd		■				Full	70.00	37.50
Boral Plasterboard Malaysia				■		Proportionate	50.00	30.03
Morocco								
Lafarge Maroc	■	■				Full	50.00	51.11
Mexico								
California Clay Tile de Mexico S.A. de C.V.			■			Equity	50.00	50.00
Cemento Portland Blanco de Mexico	■					Full	100.00	98.95
Netherlands								
Gyvlon BV				■		Full	100.00	100.00
Lafarge Gips BV				■		Full	100.00	100.00
Lafarge Dakproducten BV			■			Full	100.00	100.00
Nigeria								
West African Portland Cement Company	■					Full	50.01	49.89
North America								
Lafarge Canada	■	■		■		Full	54.26	53.92
Lafarge Corporation	■	■		■		Full	54.26	53.92
Carmeuse North America					Lime	Equity	40.00	40.00
Monier Inc			■			Full	100.00	100.00
Lafarge Road Marking System					Road Markings	Full	100.00	100.00
Blue Circle North America	■	■				Full	100.00	99.76
Bulk Materials Inc	■					Equity	47.55	47.55
Norway								
Lafarge Roofing Norske Tak AS			■			Full	100.00	100.00
Philippines								
Lafarge Philippines	■					Full	100.00	100.00
CPAC Monier Philippines Inc.			■			Proportionate	50.00	50.00
Republic Cement Corporation	■					Full	95.79	95.58
Boral Philippines				■		Proportionate	50.00	42.90
Poland								
Lafarge Polska Spolka Akcyja	■	■			Lime	Full	77.57	76.02
Braas Polska Sp z.o.o			■			Full	100.00	100.00
Rupp Ceramika Polska Sp z.o.o			■			Full	100.00	100.00
Lafarge Gips Polska				■		Full	100.00	100.00
Romania								
Lafarge Romcim SA	■	■			Lime	Full	92.54	71.40
Russia								
OAO Voskresenskcement	■					Full	83.85	83.85
OOO Braas DSK 1			■			Full	67.10	67.10
Singapore								
Blue Circle Materials Singapore	■					Full	100.00	60.73
Supermix Singapore		■				Full	51.00	30.98
Boral Singapore				■		Proportionate	50.00	30.03

	Divisions					Consolidation method and percentage as of 12/31/2001		
Country and companies	**Cement**	**Aggregates & Concrete**	**Roofing**	**Gypsum**	**Others**	**Method**	**% Control**	**% interest**
South Africa								
Lafarge South Africa Limited	■	■				Full	100.00	100.00
Lafarge Roofing South Africa			■			Full	100.00	100.00
Spain								
Lafarge Asland SA	■	■				Full	99.62	98.95
Texsa SA					Mortars	Full	100.00	100.00
Yesos Ibericos				■		Equity	40.69	40.69
Cementos Molins	■					Equity	40.91	40.48
Redland Ibérica SA			■			Equity	47.00	47.00
Sweden								
Orebrö Kartongbruck AB				■		Full	100.00	100.00
Lafarge Roofing Scandinavia AB			■			Full	100.00	100.00
Switzerland								
Cementia Trading Ltd AG	■					Full	96.72	96.72
Marine Cement Ltd	■					Full	100.00	98.41
Braas Schweiz AG			■			Full	100.00	100.00
Tanzania								
M'Beya	■					Full	58.01	58.01
Thailand								
Lafarge Prestia Co Ltd				■		Proportionate	50.00	42.90
CPAC Roof Tile Co. Ltd			■			Equity	24.90	24.90
Siam Gypsum Industry				■		Proportionate	50.00	30.46
Turkey								
Lafarge Aslan Cimento AS	■	■				Full	96.84	95.55
Agretas Agrega Insaat San.ve Tic. AS	■	■				Full	100.00	99.58
Dalsan Alçy AS				■		Proportionate	50.00	50.00
Lafarge Entegre Harç Sanayi ve Ticaret AS					Mortars / Lime	Proportionate	50.00	50.00
Lafarge Cati Cozumleri San Ve Tic A.S.			■			Full	100.00	100.00
Uganda								
Hima Cement Ltd	■					Full	100.00	69.89
Ukraine								
Mykolaivcement	■					Full	98.10	98.10
United Kingdom								
Lafarge Redland Aggregates Ltd		■			Lime	Full	100.00	100.00
Lafarge Plasterboard Ltd				■		Full	100.00	100.00
Redland Roofing Systems Ltd			■			Full	100.00	100.00
Blue Circle Industries Plc	■					Full	99.76	99.76
Venezuela								
Fabrica Nacional de Cementos	■					Full	61.14	60.55
Cementos Catatumbo CA	■					Equity	23.32	23.32
Induconagre		■				Full	100.00	60.55
Vietnam								
Supermix concrete Co Ltd		■				Full	70.00	23.64
Zambia								
Chilanga	■					Full	84.00	84.00
Zimbabwe								
Circle Cement	■					Full	76.45	76.27

AUDITORS' REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2001

In accordance with our appointment as auditors by your Annual General Meeting, we have audited the accompanying consolidated financial statements of Lafarge for the year ended December 31, 2001, prepared in euro.

The consolidated financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements, based on our audit.

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position and the assets and liabilities of the Group as of December 31, 2001 and the results of its operations for the year then ended in accordance with accounting principles generally accepted in France.

We also performed procedures on the information presented in the Group management report, in accordance with professional standards applicable in France. We have no comment to make as to the fair presentation of this information nor its consistency with the consolidated financial statements.

Neuilly-sur-Seine and Paris, February 28, 2002

The Auditors

Deloitte Touche Tohmatsu

Arnaud de Planta

Jean-Paul Picard

Cogerco Flipo

Henri Lejetté

Corporate financial statements

The full version of Lafarge's financial statements is available on request.

BALANCE SHEET AT DECEMBER 31, 2001

ASSETS

(in millions of euros)	2001	2000	1999
Fixed assets	8,522	5,736	5,304
Other assets	7,375	3,813	2,958
Accruals	267	111	30
Total assets	**16,164**	**9,660**	**8,292**

LIABILITIES

(in millions of euros)	2001	2000	1999
Shareholders' equity	6,359	4,870	4,220
Provisions for c ontingencies and losses	58	34	66
Borrowings	9,410	4,563	3,808
Other liabilities	153	148	150
Accruals and deferred income	184	45	48
Total liabilities	**16,164**	**9,660**	**8,292**

INCOME STATEMENT AT DECEMBER 31, 2001

(in millions of euros)	2001	2000	1999
Net financial income	**118**	**252**	**169**
Operating loss	(107)	(193)	(83)
Income before non-recurring items and income tax	**11**	**59**	**86**
Non-recurring income	202	227	137
Income tax	145	(21)	(9)
Net income for the year	**358**	**265**	**214**

CASH FLOW STATEMENT AT DECEMBER 31, 2001

(in millions of euros)	2001	2000	1999
Net cash from operating activities before changes in working capital	189	234	216
Net cash from (used in) operating activities	(3,576)	(1,090)	1,259
Cash from operations	(3,387)	(856)	1,475
Net cash from (used in) investing activities	(2,591)	(434)	(1,080)
Net cash from (used in) financing activities - equity	1,132	386	(29)
Increase (Decrease) in net indebtedness	4,846	(904)	(366)
Closing net indebtedness	9,332	4,486	3,582

DIVIDEND

Dividend distributions for the last three fiscal years are presented in the following table.

The Annual General Meeting of May 28, 2002 will be asked to approve the distribution of an ordinary dividend of 2.30 euros per share and a loyalty dividend of 2.53 euros per share, to which tax credits will be added, representing an increase of 4.5% on fiscal 2000. Shares will be quoted ex-dividend from 3 June 2002. Shareholders may elect between June 3 and June 21, 2002 for payment of their dividends in shares (scrip). Cash dividends will be paid on July 5, 2002.

This proposal represents a total dividend distribution of 299,550,278 euros, some 39.9% of consolidated net income for the year, Group share.

Dividend per share

(in euros)	2001	2000	1999
Net dividend	2.30	2.20	2.05
Net loyalty dividend	2.53	2.42	2.26
Gross dividend	3.45	3.30	3.08
Gross loyalty dividend	3.80	3.63	3.39

LAFARGE FINANCIAL RESULTS FOR THE LAST FIVE FISCAL YEARS

(Articles 133-135 and 148 of the French Decree of March 23, 1967 concerning commercial companies)

FINANCIAL RESULTS	2001	2000	1999	1998	1997
Operations and income for the yea (in thousands of euros)					
Net sales	893,187	799,222	575,370	564,294	347,288
Net income before income tax, employee profit-sharing,depreciation, amortization and provisions*	224,829	77,611	67,499	79,346	91,300
Income tax*	145,137	197,853	157,106	121,195	95,170
Employee profit-sharing for the year					
Net income after income tax, employee profit-sharing, depreciation, amortization and provisions	357,928	265,126	213,756	194,287	170,274
Dividend distribution	299,550	278,660	216,207	189,106	158,745
Including 10% loyaltydividend (1)	*2,564*	*2,426*	*3,115*	*2,273*	
Per share data (in euros)					
Net income after income tax and employee profit-sharing, but before depreciation, amortization and provisions*	2.84	2.45	2.14	1.95	1.97
Net income after income tax, employee profit-sharing, depreciation, amortization and provisions	2.75	2.36	2.04	1.89	1.80
Ordinary net dividend	2.30	2.20	2.05	1.83	1.68
Loyalty net dividend	2.53	2.42	2.26	2.01	
Ordinary gross dividend	3.45	3.30	3.08	2.75	2.52
Loyalty gross dividend	3.80	3.63	3.39	3.02	
EMPLOYEE DATA					
Number of employees at December 31	425	379	338	303	272
Total annual payroll (in thousands of euros) (2)	54,862	43,151	37,346	33,048	26,816
Employee benefits for the year (in thousands of euros) (3)	25,016	20,980	18,467	15,508	13,373
Amounts paid in respect of employee profit-sharing and incentive schemes for the year (in thousands of euros)	1,278	1,451	1,042	745	483

*Years prior to 2001 have been restated to take into account the reclassification of consolidated earnings and taxation as well as the tax provision in the "income tax" item.

(1) Loyalty dividend payable to registered shares held at least 2 years

(2) Including retirement termination payments

(3) Social security, welfare payments, etc.

INVESTMENTS

This section summarizes all investment-related information.

Subsidiaries and affiliates

(in millions of euros)	Capital	Share-holders' equity	% of common stock held	Value of investments 2001	Value of investments 2000	Outstand-ing loans and advances granted by parent company	Guarantees given by parent company	Net sales for the most recent fiscal year	Net income (loss) for the most recent fiscal year	Dividend received by parent company during the year
A. DETAILED INFORMATION ON SUBSIDIARIES AND AFFILIATES										
1) French subsidiaries (more than 50% of common stock)										
Sofimo	4,712	4,749	99.99	4,712	3,762				379	
Lafarge Ciments	134	252	99.99	207	207	1		694	138	103
Société des Ciments Antillais	3	36	58.66	5	5			51	4	1
Lafarge Aluminates			99.99		43					
Lafarge Gypsum International	523	542	99.99	594	289	258			(20)	
Lafarge Immobilier	31	31	99.99	31	31					
Lafarge Conseils Etudes	6	7	99.99	7	7				1	
2) Foreign subsidiaries (more than 50% of common stock)										
Sabelfi	71	60	99.99	58	58				1	
Lafarge (US) Holdings	-		100.00	386	386					20
Companhia Nacional de Cimento Portland	127	123	99.66	210	210				22	22
Mykolaiv cement					5					
3) Foreign affiliates (10% to 50% of common stock)										
Lafarge Maroc	150	155	41.20	56	56				13	4
Aslan	7	149	32.24	26	26			35		
Ciments du Cameroun	9	8	44.22	12	12			95	6	4
4) Other affiliates										
Cimento Maua	126	131	7.28	7	7			101	12	2
Sté Nationale d'investissement	106	356	2.25	10	10				30	1
B. SUMMARY INFORMATION ON OTHER SUBSIDIARIES AND AFFILIATES										
1) Subsidiaries not included in paragraph A 1										
French (all)				-	-					
Foreign (all)										
2) Subsidiaries not included in paragraphs A 2 and A 3										
French (all)				1	1					
Foreign (all)				2	3					
Total				**6,324**	**5,118**	**259**	**0**			**157**

Industrial and environment-related risks and insurance

The Lafarge Group pursues a policy of active management of risks in order to ensure the protection of its employees, customers, environment, and all of its assets, particularly its industrial facilities. Accordingly, the Group systematically implements a risk identification and prevention policy which entails an audit program.

INDUSTRIAL AND ENVIRONMENT-RELATED RISKS

In the countries in which we operate, we are confronted with environment-related laws and regulations. The regulations impose ever more stringent protection standards on matters such as air emissions, wastewater disposal, the use and processing of dangerous materials or wastes, waste disposal and environment restoration to repair the damage done or contamination caused. We are therefore likely to have to bear major environmental responsibilities and costs, including for obligations pursuant to assets sold, activities in which we are no longer engaged or matters attributable to previous owners or operators and, in certain countries, even in the absence of fault, even if the activity complied with the applicable laws at the time of the event. Moreover, we are subject to rules obliging us to check for and dispose of materials containing asbestos and identify the cases in which employees may have been exposed to it.

In order to prevent, manage and solve the ecological problems and to comply with these regulations, we have adopted a proactive environment policy which consists in monitoring and controlling these matters. Because of the multitude of regulatory provisions imposed on us, we have decentralized our policy: the Group's environment department ensures compliance with current laws, lays down the general policy and provides assistance in recruiting, training and securing the loyalty of the staff specialized in this field. It also sees to the interchange of experience in this area among subsidiaries.

Our policy requires that each subsidiary comply with local laws and our own internal rules. Our subsidiaries are encouraged to take an active role in environmental issues and co-operate with government authorities to debate the costs and advantages of prospective regulations. In each plant, our policy provides for the appointment of a person in charge of co-ordinating environmental matters and creating a specific information system in each operating unit in order to:

- assess the results of the environmental initiatives and monitor their progress,
- on the longer term, assess the identified risks and the measures aimed at reducing them,
- ensure that any incident affecting the environment is declared immediately.

Our environment policy also obliges them to carry out regular environmental audits on all our sites to make sure that, among other things, they comply with regulations and can determine which improvements are necessary for the site to comply with environmental laws or our own internal standards. Our detailed objectives regarding environmental matters and concrete examples of Group initiatives are presented on pages 16 to 21. More comprehensive information is also available in our first report on sustainable development published at the end of 2001. This report can be consulted on our web site: *www.lafarge.com.*

The Group is currently involved in the decontamination of certain sites (for the most significant operations, see note 26 to our consolidated financial statements). In view of the information at our disposal, we think that these operations, and other less important operations not mentioned, should have no significant effect on the Group's activity, assets or financial position.

We regularly commit funds to operations comprising an environmental aspect or aimed at ensuring our compliance with regulations. However, we do not keep separate accounts for these operations. Environmental expenses which extend the life of assets, increase their capacity, increase their safety or performance or aim to reduce or avoid future contamination, may be amortized. Other environmental costs are recorded as expenses as soon as they are incurred. For the years ended December 31, 2001 and 2000, environmental capital expenditures and rehabilitation costs were not significant at group level but our environmental expenses could increase in the future.

We set ourselves the objective of reducing our CO_2 emissions per ton of cement by 20% between 1990 and 2010. This objective can be attained within the scope of our strategy. We cannot determine whether standards set by public authorities could oblige us to invest in equipment or implement other measures likely to affect our financial position, our results or our cash position.

COUNTRY-RELATED RISKS

Because of the nature of our activities and their world-wide geographic spread, we are exposed to certain risks that may affect the group's future activity, assets, financial position or results.

Our development in emerging countries, where we think that growth prospects are better than in industrialized countries, also exposes us to risks which are greater in these countries: uncertainty and changes in applicable laws, greater volatility of growth rates, inflation rates, interest rates and exchange rates. This instability may affect our activities and the profitability of our operations as well as the transfer of funds, particularly dividends, that may be made by our subsidiaries. Our currency risk hedging policy is presented in note 24 (a) to our consolidated financial statements.

However, political risks are not covered, other than in exceptional cases. We think that our geographical diversification policy counteracts the effects of these global risks by limiting the impact of difficult local situations and providing the possibility of compensating for them by more favorable situations on other markets.

INSURANCE

The Group has developed a risk hedging policy and set up two main insurance programs: one covers its North American activities while the other covers its activities in the rest of the world. The Group's main insurance policies cover public and product liability as well as property damage. The Group's objective is for all subsidiaries under its control and management to subscribe to the insurance programs set up, subject to local legal constraints or specific geographic exclusion. The Group's insurance programs are contracted with major international insurance companies.

Market-related risks and legal risks are covered in notes 24 and 26 to the consolidated financial statements on pages 95 and 99.

Legal and Financial Information

COMMON STOCK, VOTING RIGHTS AND FINANCIAL AUTHORIZATIONS

The following financial information for the period subse-**quent to December 31, 2001 is valid as of February 27, 2002, the date of the Board meeting at which Directors approved the content of this annual report.**

At December 31, 2001, the common stock of the Company amounted to € 520,583,200, and comprised 130,145,800 shares with a par value of 4 euros each.

At the same date, voting rights attached to these shares totaled 140,832,653, after inclusion of the double voting rights attaching to registered shares held at least two years and cancellation of the voting rights attaching to treasury shares.

1 CHANGES TO THE COMMON STOCK DURING FISCAL 2001

At December 31, 2000, the common stock of the Company amounted to FRF 2,811,048,375, and comprised 112,441,935 shares with a par value of FRF 25 each.
Since December 31, 2000, the Company's common stock increased by 17,703,865 shares as a result of the following operations:

	Number of shares created	Subscription value (in euros)		
		Common stock	Additional paid-in capital	Total
Stock subscription options exercised between January 1, 2001 and December 31, 2001	369,455	1,445,712	15,736,376	17,182,089
Stock subscription warrants issued in February 2000 exercised between January 1 and March 20, 2001	2,098,811	7,999,042	144,476,447	152,475,489
Common stock issue duly noted on February 9 2001	14,110,592	53,778,647	1,075,068,713	1,128,847,360
Scrip dividend in respect of fiscal 2000	1,125,007	4,500,028	103,174,392	107,674,420
Partial capitalization of "Paid-in capital" (conversion to the euro)	0	24,318,208	- 24,318,208	0
Situation at December 31, 2001	17,703,865	92,041,638	1,314,137,720	1,406,179,358

② STOCK ISSUED DURING FISCAL 2001

Stock issue duly noted on	Origin of stock issued	Number of shares created	Increase in common stock (FRF)	Increase in common stock (euros)
January 31, 2001	Exercise of stock subscription options	29,334	733,350	111,798
	Exercise of stock subscription warrants	413,478	10,336,950	1,575,858
February 9, 2001	Issue of new common stock	14,110,592	352,764,800	53,778,647
April 5, 2001	Exercise of stock subscription options	102,921	2,573,025	392,255
	Exercise of stock subscription warrants	1,685,333	42,133,325	6,423,184
June 5, 2001	Exercise of stock subscription options	37,829	945,725	144,175
June 29, 2001	Partial capitalization of "Paid-in capital" (conversion to the euro)		159,516,990	24,318,208
October 8, 2001	Exercise of stock subscription options	74,334	1,950,396	297,336
	Scrip dividends	1,125,007	29,518,249	4,500,028
January 9, 2002 (stock issue performed 12/31/2001)	Exercise of stock subscription options	125,037	3,280,756	500,148
TOTAL		**17,703,865**	**603,753,566**	**92,041,638**

③ POTENTIAL COMMON STOCK AT DECEMBER 31, 2001

Common stock at December 31, 2001 could be increased by up to 11,197,099 new shares:

- by the exercise of stock subscription options granted to Group employees. At December 31, 2001, 960,878 of these options were available for exercise while the remaining 2,675,229 options may only be exercised after a period of five years (options granted between December 1997 and May 2001) or 4 years (options granted as from December 2001).
- by the exercise of convertible bond debenture rights issued in June 2001 (see below: utilization of financial authorizations) which could give rise to the creation of 10,236,221 new shares at any time with effect from June 29, 2001.

At December 31, 2001, there were no other securities in circulation granting direct or indirect access to the common stock of the Company.

④ COMMON STOCK OWNERSHIP AND VOTING RIGHTS AT DECEMBER 31,2001

Since 1987, the bylaws of the Company have authorized Lafarge to request information from Sicovam on the identity of holders of bearer shares. The company makes such enquiries on a regular basis. The most recent information request was submitted on December 31, 2001.

Moreover, the Company is informed of the identity of its principal shareholders by a combination of legal and bylaw provisions which require shareholders to inform the Company when their shareholdings or number of voting rights crosses the 1% (provisions of bylaws), 5%, 10% or 33% (legal provisions) thresholds.

To the Company's knowledge, no shareholder held more than 5% of the Company's stock or voting rights at December 31, 2001.

Based on the information provided by Sicovam and that recorded in the shareholders' register kept by the Company, stock and voting rights were held as follows at December 31, 2001:

		2001			2000		1999	
	Shares	Voting rights	% capital	% voting rights	% capital	% voting rights	% capital	% voting rights
Private individuals	19,234,692	23,458,423	14.8%	16.7%	20.5%	21.8%	17.3%	18.2%
Resident institutional investors	32,930,327	38,326,905	25.3%	27.2%	28.1%	30.4%	29.8%	81.8%
Non-resident institutional investors	76,116,409	79,047,325	58.5%	56.1%	49.8%	47.8%	50.8%	
Treasury stock	1,864,372	0	1.4%	0.0%	1.6%	0.0%	2.1%	0.0%
TOTAL	**130,145,800**	**140,832,653**	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**

Private individuals

Private individuals hold 14.8% of the common stock, compared to 20.5% at the end of 2000. The Company has some 210,000 private individual shareholders, down 18% on December 31, 2000. Private individuals held 16.7% of voting rights at December 31, 2001.

Employee shareholders

7.2% of the private individual shareholders are Group employees. Employee shareholders hold 1.1% of the common stock and 1.8 % of voting rights.

For several years now, Lafarge has encouraged employee stock ownership within the Group by offering employees the opportunity to subscribe to stock issues reserved for them or purchase stock on the market within the framework of a unit trust stock savings scheme.

At December 31, 2001, 0.4% of employee stock was held in the Lafarge 2000 unit trust, with the remaining balance held directly by employees.

Institutional investors

At December 31, 2001, institutional investors held approximately 83.3% of voting rights.

Treasury stock

At December 31, 2001, Lafarge held 1,864,372 treasury shares, representing 1.43% of the common stock, following the purchase on the market of 30,000 shares in 2001.

1,021,117 of the treasury shares held at year end were held by Lafarge SA, with the remaining shares held by a Group subsidiary.

At December 31, 2001, 1,017,149 of these shares were reserved for stock purchase options granted in 1997, 1998, 2000 and 2001.

5 CHANGES IN LAFARGE COMMON STOCK DURING THE LAST FIVE FISCAL YEARS

	2001	2000	1999	1998	1997
Opening common stock (number of shares)	**112,441,935**	**104,978,206**	**102,787,006**	**94,663,250**	**94,403,002**
Stock issued from January 1st to December 31st	**17,703,865**	**7,463,729**	**2,191,200**	**8,123,756**	**260,248**
payment of scrip dividends	1,125,007	365,771	1,324,857	-	-
exercise of stock subscription options	369,455	154,818	372,389	233,915	260,248
exercise of stock subscription warrants	2,098,811	3,763,140	-	-	-
stock issue reserved for employees	-	-	493 954	-	-
stock issue reserved for Redland Deutschland GmbH	-	3 180 000	-	-	-
through new common stock issue	14,110,592		-	7,889,841	-
Maximum number of future shares to be issued	**13 872 238**	**4 836 293**	**2 745 860**	**2,189,327**	**2,271,538**
exercise of stock subscription options	3,636,107	2,766,347	2,745,860	2,189,327	2,271,538
exercise of stock subscription warrants	-	2,069,946*	-	-	-
bond conversion	10,236,221	-	-	-	-
Closing common stock					
a - in francs		2,811,048,375	2,624,455,150	2,569,675,150	2,366,581,250
b - in euros	520,583,200	-	-	-	-
c - in shares	130,145,800	112,441,935	104,978,206	102,787,006	94,663,250

* Expired March 20, 2001

At December 31, 2001, 140,832,653 voting rights were attached to the 130,145,800 shares making up the common stock of the Company.

6 SHAREHOLDERS' AGREEMENTS AND UNDERTAKINGS IN RELATION TO CERTAIN GROUP COMPANIES

Shareholders' agreements

No shareholders' agreements have been transmitted to the stock exchange authorities for publication.

To the Board of Directors' knowledge, there are no shareholders' agreements in existence.

Undertakings in relation to certain Group companies

On July 31, 1990, an arrangement was made, aimed, in the event of a public offering presented to the shareholders of Lafarge, at extending its scope to shareholders of Group companies listed abroad. Following authorization by the Board of Directors, the Chairman decided to renew the trust agreements concerning the companies Lafarge Corporation, now Lafarge North America, and Cementia and extend the trust mechanism to encompass Fabrica Nacional de Cementos, a company listed on the Caracas stock exchange, in which Lafarge Asland, a Lafarge subsidiary, holds an interest of approximately 56%.

The following companies are covered by these new trust agreements: Cementia Holding AG (Switzerland), Lafarge North America (United States) and its Canadian subsidiary, Lafarge Canada Inc., and Fabrica Nacional de Cementos (Venezuela)[1]. This arrangement is justified by the importance of these companies to the Group's international development. For French companies, it is consistent with standards applicable in France promulgated by the French financial markets advisory board (Conseil des marchés financiers).

Were Lafarge to be subject to a takeover bid, the potential buyer would be requested to extend the bid to the companies concerned. If it did not do so, Lafarge would substitute itself for the potential buyer and make the shareholders of these companies a complementary bid, under similar price terms and subject to the success of the principal bid addressed to its shareholders.

In order to establish the credibility of Lafarge's commitment and ensure the protection of its shareholders, the beneficiaries, the Group's investments in these companies are held by trusts governed by the law of the State of New York. Authorization has been extended to the trustees, in the event of a takeover bid for the common stock of Lafarge, to use the voting rights attached to these investments to vote in favor of the resolutions proposed by the companies' Boards of Directors. Were the controlling interest in the Group to change hands, these measures would apply until the fifth anniversary of the publication of the results of the French bid should the complementary bids fall through.

These arrangements have been made for a period of ten years, for as long as the Group's investments continue to exceed 20% of the voting rights attached to the stock of each of the companies concerned.

(1) Cementia Holding AG is listed on the Zurich Stock Exchange, Lafarge Corporation on the New York, Toronto and Montreal Stock Exchanges, Lafarge Canada Inc. on the Toronto and Montreal Stock Exchanges and Fabrica Nacional de Cementos on the Caracas Stock Exchange.

7 UTILIZATION OF FINANCIAL AUTHORIZATIONS

At regular intervals, the Annual General Meeting of Shareholders delegates the necessary powers to the Board of Directors to obtain the financial resources required for the development of the Group.
These authorizations to issue securities conferring immediate or future entitlement to a share in the common stock of the Company are granted for a period of 26 months.

In 2001, these financial authorizations were used under the following conditions:

Issue of new common stock

In its meeting of January 5, 2001, the Board of Directors decided to proceed with the issue of new common stock with preferential subscription rights in order to partially finance the acquisition of Blue Circle.

The rights issue, which ran from January 22 to February 2, 2001, took the form of one new share for every eight existing Lafarge shares held, at a price of € 80 per share. During this period the preferential subscription right was listed on the Paris Euronext First Market.
At the conclusion of the rights issue, 14,110,592 shares with a par value of FRF 25 each were subscribed, at a price of 80 euros per share for a total amount of 1,128,847,360 euros. The Company's common stock was raised from FRF 2,822,118,675 (divided into 112,884,747 shares) to FRF 3,174,883,475 (divided into 126,995,339 shares).

The rights issue was performed in accordance with the authorization granted to the Board of Directors under Resolution no. 1 of the Extraordinary General Meeting of May 27, 1999 to issue common stock with preferential subscription rights for shareholders up to a maximum par value of 183 million euros.

Trading in the Company's stock

In 2001, the Company purchased 30,000 of its own shares on the stock market at an average price of 97.75 euros per share. During the same period, the Company sold 3,468 shares following the exercise of stock purchase options for a total amount of 190,000 euros.

These operations were performed in accordance with the authorizations granted by the Annual General Meetings of May 25, 2000 and May 28, 2001 to trade in the Company's stock, subject to maximum purchase prices of € 115 and € 200 respectively and minimum selling prices of € 20 and € 30 respectively. The latter authorization was the subject of a prospectus approved by the French stock exchange regulatory body (Commission des Opérations de Bourse) on April 25, 2001 under number 01-448.

At December 31, 2001, a total of 1,021,117 shares are recorded in Lafarge's balance sheet after taking into account trading operations during recent years. These shares represent 0.79% of the common stock of the Company at this date and have a total value of € 72.15 million.

1,017,149 of these shares are reserved for stock purchase options granted by the Board of Directors in 1997, 1998, 2000 and 2001.

Bond issues

In its meeting of May 28, 2001, the Board of Directors decided to proceed with the issue of debenture loans in accordance with the authorization granted under Resolution no. 8 of the Combined General Meeting of May 28, 2001 treating ordinary business. This authorization was valid for a maximum amount of € 5 billion or the equivalent of this sum in foreign currency. Following this decision of the Board of Directors, the following bonds were issued in the framework of Lafarge's EMTN (Euro medium-term note) program:

- Issue on November 6, 2001 of a debenture loan of € 1 billion, maturing November 6, 2008, bearing interest at a fixed rate of 5.875% p.a.
- Issue on November 6, 2001 of a debenture loan of GBP 250 million, maturing November 6, 2012, bearing interest at a fixed rate of 6.875% p.a.
- Issue on December 4, 2001 of a debenture loan of € 250 million, maturing March 4, 2005, bearing interest at a fixed rate of 4.625% p.a.
- Addition on December 20, 2001, of the sum of GBP 100 million, to the issue of GBP 250 million mentioned above. This issue therefore corresponds to a total amount of GBP 350 million.

Convertible bond issue

In accordance with the authorization granted to the Board of Directors under Resolution no. 12 of the Combined General Meeting of May 28, 2001 treating extraordinary business and pursuant to the powers delegated to the Chairman by the Board of Directors in its meeting of May 28, 2001, it was decided to proceed with the issue of bonds convertible/exchangeable into new and/or existing shares (known as "Océane" bonds). The issue, for a total par value of _ 1,300,000,067, corresponded to 10,236,221 "Océane" bonds with a par value of € 127.

The public prospectus marking the issue and the entry of the bond onto the Paris Euronext First Market was approved by the Commission des Opérations de Bourse under number 01-870 on June 20, 2001. The legal notice was published in the French Official List of Obligatory Legal Notices (Bulletin Officiel d'Annonces Légales Obligatoires) on June 22, 2001.

Authorizations requested of the Combined General Meeting of May 28, 2002

The Combined General Meeting of May 28, 2002 will be requested to renew the authorization granted to the Board of Directors to issue bonds, equivalent securities and other securities conferring a similar debt right on the Company up to a maximum of € 5 billion, for a period of 26 months.

Granting of stock purchase or subscription options

Under the authorizations given to the Board of Directors by the Extraordinary General Meeting of May 27, 1999 and May 28, 2001, the Board of Directors, at its meetings of May 28, 2001 and December 13, 2001, decided to grant a total of 12,000 stock purchase options with a par value of FRF 25 and 1,188,825 stock subscription options with a par value of 4 euros respectively.

8 OPTIONS

Allocation policy

The policy for the allocation of options is recommended to the Board of Directors by the Organization and Management Committee, which is chaired by Mr. Alain Joly and comprises Messrs. Michel Pébereau and Michael Blakenham (Mr. Lindsay Owen-Jones served as a member of this Committee prior to his resignation from the Board of Directors on September 3, 2001).

Options are allocated to executive and senior management, as well as to middle management and other employees who have made an outstanding contribution to the performance of the Group, on the recommendation of the Organization and Management Committee.

Options are allocated at times decided by the Board of Directors. As a general rule, options are allocated once yearly during the December Board meeting. The number of beneficiaries varies year on year (wide distribution every two years, with a reduced number of options allocated the second year).

Over the last two years, the average number of options allocated annually represented 831,363 shares, or approximately 0.7% of the common stock. A total of 438 individuals received options in 2000 and 1,703 in 2001.

A total of 4,653,256 allocated options had still to be exercised at the end of December 2001, representing approximately 3.6% of the common stock of the Company. Group management (14 people) held 17.6% of these options.

The Board of Directors may allocate either stock subscription or stock purchase options.

Option characteristics

All options are valid for a period of 10 years.

The option exercise price is set, without discount or reduction, at the average stock market price of the twenty trading days preceding the day of allocation.

Options may be exercised as a whole or in part.

Option exercise conditions

Options allocated up to and including May 1995 may be exercised freely.

In December 1995, the Board of Directors introduced a four-year waiting period during which options could not be exercised. The Board nonetheless decided that options allocated under the Lafarge en action 95 employee stock ownership program (stock increase reserved for employees under which employees could subscribe for 1 to 110 shares, with every share from the eleventh granting entitlement to one option) could be exercised immediately upon allocation.

In December 1997, the Board of Directors increased this waiting period from four to five years for all options allocated from 1997 onwards.

The Board of Directors also decided that the waiting period would be curtailed by the retirement, early retirement or redundancy of the beneficiary or in the event of a takeover bid for Lafarge or its merger.

In its meeting of December 13, 2001, the Board of Directors adopted new Regulations for share subscription or purchase options. The new Regulations apply to options allocated by the Board from December 13, 2001 onwards. The waiting period has been brought back down from five years to four, in line with legislation.

Loss or retention of options

Options lapse if not exercised within ten years following allocation.

Options also lapse in the event of the resignation of the beneficiary or his or her dismissal for misconduct.

Options remain valid following the transfer of the beneficiary outside the Group with the approval of his or her employer, or in the event of the sale of the company employing the beneficiary entailing its removal from the Group structure.

Stock subscription or purchase options outstanding during 2001

Allocation authorized by the Annual General Meeting of	Date of allocation by the Board of Directors of	Type of option (unadjusted)	Number of options initially allocated	Initial number of beneficiaries
06/17/87	11/28/90	subscription	172,335	535
06/17/87	11/27/91	subscription	173,480	578
06/15/92	12/17/92	subscription	185,730	653
06/15/92	12/15/93	subscription	252,100	722
06/15/92	09/27/94	subscription	269,550	772
05/22/95	05/22/95	subscription	27,200	52
05/22/95	12/13/95	subscription	593,840	1,039
05/22/95	12/13/95	subscription *Lafarge en action 95*	331,060	8,368
05/21/96	12/18/96	subscription	71,400	127
05/21/97	12/17/97	subscription	346,650	999
05/21/97	12/17/97	purchase	402,550	127
05/21/97	05/26/98	subscription	122,775	108
05/21/97	12/10/98	purchase	98,450	150
05/27/99	12/15/99	subscription	918,200	1,552
05/28/00	12/13/00	purchase	461,900	438
05/28/00	05/28/01	purchase	12,000	1
05/28/01	12/13/01	subscription	1,188,825	1,703

Stock subscription and purchase options at December 31, 2001

The exercise price and number of options reported below have been adjusted since allocation, for each financial operation performed by the Company which impacted on the value of the securities (stock increase, bonus issue), to maintain the total value of options held by each beneficiary at a constant level.

NB: The option exercise price was adjusted following the issue with preferential subscription rights for shareholders of 14,110,592 shares with par value of FRF 25 performed in February 2001.

Option exercise was suspended from January 15, 2001 to February 4, 2001 (inclusive). The option exercise price and the number of options allocated to each beneficiary has been adjusted following the stock issue mentioned above to take account of the value of subscription rights to the stock issue.

The number of options outstanding at December 31, 2001 is not, therefore, equal to the difference between the number of options outstanding at December 31, 2000 and the number of options exercised in fiscal 2001.

Allocation authorized by the Annual General Meeting of	Date of allocation by the Board of Directors of	Type of option	Number of options outstanding at 12/31/00	Number of options subscribed or purchased between 01/01 and 01/12/01	Number of options outstanding at 01/12/01 before adjustment	Number of options outstanding at 01/12/01 after the 02/05/01 adjust-ment	Number of options subscribed or purchased between 02/05 and 12/31/01	Number of options out-standing at at 12/31/01	Available for exercise from	Option exercise period lapses	Exercise price at 12/31/01 in euros after the 02/05/01 adjustment
06/17/87	11/27/91	subscription	29,299	746	28,553	29,090	26,428	0 *	*	*	*
06/15/92	12/17/92	subscription	45,222	419	44,803	45,965	15,090	30,875	12/17/92	12/17/02	32.43
06/15/92	12/15/93	subscription	140,403	3,650	136,753	139,346	55,242	84,104	12/15/93	12/15/03	50.98
06/15/92	09/27/94	subscription	190,706	1,900	188,806	192,404	46,942	145,462	09/27/94	09/27/04	51.67
05/22/95	05/22/95	subscription	22,314	473	21,841	22,243	4,878	17,365	05/22/95	05/22/05	46.97
05/22/95	12/13/95	subscription	551,968	14,730	537,238	547,281	126,668	420,613	12/13/99	12/13/05	45.80
05/22/95	12/13/95	subscription *Lafarge en action 1995*	244,256	5,621	238,635	245,710	49,485	196,225	12/13/95	12/13/05	45.80
05/21/96	12/18/96	subscription	73,817	1,721	72,096	73,399	7,165	66,234	12/18/00	12/18/06	45.24
05/21/97	12/17/97	subscription	363,062	74	362,988	369,634	4,605	365,029	12/17/02	12/17/07	53.34
05/21/97	12/17/97	purchase	425,468	0	425,468	432,826	3,061	429,765	12/17/02	12/17/07	53.34
05/21/97	05/26/98	subscription	129,716	0	129,716	131,996	2,208	131,196	05/26/03	05/26/08	79.41
05/21/97	12/10/98	purchase	104,699	0	104,699	105,761	0	105,761	12/10/03	12/10/08	78.84
05/27/99	12/15/99	subscription	975,584	0	975,584	992,997	1,410	990,179	12/15/04	12/15/09	87.89
05/27/99	12/13/00	purchase	461,900	0	461,900	470,030	407	469,623	12/13/05	12/13/10	84.75
05/28/00	05/28/01	purchase	0	0	0	0	0	12,000	05/28/06	05/28/11	108.53
05/28/01	12/13/01	subscription	0					1,188,825	12/13/05	12/13/11	102.20
TOTAL			**3,758,414**	**29,334**	**3,729,080**	**3,798,682**	**343,589**	**4,653,256**			

* Scheme terminated November 27, 2001

*Stock subscription and purchase options outstanding in 2001, allocated to Group Management **

Allocation date	Options allocated originally: Subscription options (unadjusted)	Options allocated originally: Purchase options (unadjusted)	Number of Group Management members concerned
11/29/89	17,980		9
11/28/90	8,250		6
11/27/91	8,950		6
12/17/92	9,100		5
12/15/93	28,750		9
09/27/94	37,600		10
05/22/95	2,000		2
12/13/95	83,500		11
12/13/95 *Lafarge en action*	800		8
12/18/96	4,500		3
12/17/97	10,000	144,500	10
05/26/98	0		0
12/10/98		9,000	4
12/15/99	146,000		11
12/13/00		93,000	11
05/28/01		12,000	1
12/13/01	277,000		13

* Group Management members are presented on page 133

Stock subscription and purchase options held by Group Management at December 31, 2001

The exercise price and number of options reported below have been adjusted since allocation for each financial operation performed by the Company which impacted on the value of the securities (stock increase, bonus issue), to maintain the total value of options held by each beneficiary at a constant level.

Date of allocation	Type of option	Number of options held at 01/01/01 before adjustment	Number of options exercised before adjustment	Number of options outstanding after the 01/12/01 adjustment	Number of options exercised	Number of options allocated in 2001 12/31/01	Number of options outstanding at 12/31/01	Number of Group Management members holding options at 12/31/01
11/27/1991	subscription	3,248		3,304	3,304		0	1
12/17/1992	subscription	3,248		3,304	800		2,504	1
12/15/1993	subscription	19,369		19,704	14,296		5,408	5
09/27/1994	subscription	23,738		24,147	2,164		21,983	5
05/22/1995	subscription	1,655		1,685			1,685	2
12/13/1995	subscription	81,693	3,221	79,823	10,378		69,445	11
12/13/1995**	subscription**	763		777	222		555	7
12/18/1996	subscription	5,372		5,466			5,466	4
12/17/1997	subscription	10,734		10,918			10,918	1
12/17/1997	purchase	167,235		170,104			170,104	11
05/26/1998	subscription	-		-			-	-
12/10/1998	purchase	6,378		6,489			6,489	3
12/15/1999	subscription	159,934		162,681			162,681	13
12/13/2000	purchase	71,000		72,220			72,220	11
05/28/2001	purchase	-				12,000	12,000	1
12/13/2001	subscription	-				277,000	277,000	13
Total		**554,367**	**3,221**	**560,622**	**31,164**	**289,000**	**818,458**	**14**

* Group Management members are presented on page 133

**Lafarge en action 95

Options held by Group Management in subsidiaries

Four members of Group Management hold a total of 263,000 Lafarge North America stock subscription options. 83,250 of these options were exercised in fiscal 2001 at a unit price of $20.67.

Stock subscription or purchase options granted to each company officer and options exercised by them

		Total number of options allocated/shares subscribed or purchased	Price	Exercise period	Plan No.
Options allocated during the year to each company officer by the issuer or any group company (list of names)					
B. Collomb:	Lafarge	120,000	EUR 102.2	10 years	M10
	Lafarge North America	20,000	USD 29.97	25% / year	
B. Kasriel:	Lafarge	60,000	EUR 102.2	10 years	M10
	Lafarge North America	15,000	USD 29.97	25% / year	
Options exercised during the year by each company officer (list of names)					
B. Collomb:	Lafarge	10,810	EUR 50.98		
	Lafarge North America	15,000	USD 14.25		

Stock subscription or purchase options granted to the top ten non-managerial employees and options exercised by them

		Total number of options allocated / shares subscribed or purchased	Average weighted price	Plan No.
Options allocated during the year by the issuer or any group company included in the stock allocation plan, to ten employees of the issuer or of any other Group company included in this plan, with the highest number of options allocated in this way (general information)		107,000	EUR 102.2	M10
Options in the issuing company and companies mentioned above exercised during the year by the employees of the issuer or of these companies, with the highest number of options purchased or subscribed in this way (general information)				
	Lafarge	37,226	EUR 46.60	M2, M3, N6, N7, N8, N9
	Lafarge North America	68,250	USD 22.09	

CORPORATE GOVERNANCE

1 BOARD OF DIRECTORS

Board of Directors' report on the adequacy of its structure and operations with respect to its duties

In accordance with the recommendations of the Viénot report, the Board of Directors in its meeting of March 9, 2000 examined its make-up, organization and operation.

It was noted that the Company already implements the working methods recommended by the report, with respect to the number of non-executive Directors, the existence, role and operation of Advisory Committees and information provided to shareholders, and has done so for a number of years.

The Board also noted, with satisfaction, more recent progress, in particular with respect to the presentation and discussion of strategy. A variety of suggestions were made to improve the preparation and efficiency of deliberations.

The Board expressed a desire to restructure, extend and improve the presentation of corporate governance information in future annual reports. In addition, it undertook to publish the annual results before the end of February.

Composition

The make-up of the Board of Directors is designed to enable the Group to benefit from the experience and independence of its Directors.

As and when necessary, new Directors are appointed by the Shareholder Meeting upon proposal of the Organization and Management sub-committee.

The Directors

Bertrand Collomb, Chairman and Chief Executive Officer of Lafarge, was appointed to the Lafarge Board of Directors in 1987. His current term of office expires at the end of the Annual General Meeting held to adopt the 2004 financial statements. He holds 25,103 shares and is aged 59. He is also Chairman of Lafarge North America and a company officer of several Group subsidiaries. He is a Director of Crédit Commercial de France, TotalFinaElf and Atco and a member of the Allianz Supervisory Board.

Bernard Kasriel, Vice-Chairman and Chief Operating Officer of Lafarge, was appointed to the Lafarge Board of Directors in 1989. His current term of office expires at the end of the Annual General Meeting held to adopt the 2005 financial statements. He holds 5,064 shares and is aged 55. He is also Vice-Chairman of Lafarge North America and a company officer of several Group subsidiaries. He is a Director of Sonoco Products Company.

Jacques Lefèvre, was appointed to the Lafarge Board of Directors in 1989. His current term of office expires at the end of the Annual General Meeting held to adopt the 2005 financial statements. He holds 1,461 shares and is aged 63. He is also a company officer of several Group subsidiaries and a Director of Lafarge North America. He is Chairman of the Compagnie de Fives-Lille Supervisory Board and a Director of Société Nationale d'Investissement (Morocco), Cimentos de Portugal and Hurricane Hydrocarbons Ltd. He is Vice-Chairman of the Board of Directors.

Michael Blakenham was appointed to the Lafarge Board of Directors in 1997. His current term of office expires at the end of the Annual General Meeting held to adopt the 2002 financial statements. He holds 1,462 shares and is aged 63. He is also Chairman of the Royal Botanic Gardens Kew and a Director of Sotheby's Holdings Inc, UK Japan 21st Century Group and Toshiba Corporation International Advisory Group.

Michel Bon was appointed to the Lafarge Board of Directors in 1993. His current term of office expires at the end of the Annual General Meeting held to adopt the 2004 financial statements. He holds 2,579 shares and is aged 58. He is also Chairman and Chief Executive Officer of France Telecom and its mobile phone subsidiary, Orange. He is Chairman of the Supervisory Board of Editions du Cerf and Director of Société des Lecteurs du Monde, Bull, Grand Vision and Air Liquide. He is a member of the Supervisory Board of Sonepar.

Guilherme Frering was appointed to the Lafarge Board of Directors in 1997. His current term of office expires at the end of the Annual General Meeting held to adopt the 2002 financial statements. He holds 1,659 shares and is aged 43. He is also Chairman of Cimento Mauá.

Rick Haythornthwaite was co-opted to serve as a Director of Lafarge by the Board of Directors in its meeting of September 3, 2001. This co-option is subject to ratification by the Annual General Meeting of May 28, 2002. If his appointment is confirmed, his term of office will expire at the end of the Annual General Meeting held to adopt the 2004 financial statements. He holds 1,200 shares and is aged 45. He is also Chief Executive of Invensys plc, a Director of Cookson Group plc and ICI plc, and Chairman of the Almeida Theatre Company and the Centre for Creative Communities.

Patrice le Hodey was appointed to the Lafarge Board of Directors in 1987. His current term of office expires at the end of the Annual General Meeting held to adopt the 2004 financial statements. He holds 2,819 shares and is aged 57. He is also Vice-Chairman of the press group Libre Belgique Dernière Heure (IPM) and a company officer of several of this group's subsidiaries. In this capacity, he is Vice-Chairman of the Belga agency and a Director of RTL-TVI. He is Chairman of Derouck Holding and a company officer of several of this group's subsidiaries.

Bernard Isautier was appointed to the Lafarge Board of Directors in 1989. His current term of office expires at the end of the Annual General Meeting held to adopt the 2005 financial statements. He holds 1,466 shares and is aged 59. He is also Chairman of Hurricane Hydrocarbons Ltd.

Alain Joly was appointed to the Lafarge Board of Directors in 1993. His current term of office expires at the end of the Annual General Meeting held to adopt the 2004 financial statements. He holds 1,994 shares and is aged 63. He is also Chairman of the Air Liquide Supervisory Board and is a company officer of several of this group's subsidiaries. He is a Director of BNP-Paribas.

Jean Keller, a former financial director of Lafarge Ciments, was appointed to the Lafarge Board of Directors in 1998. His current term of office expires at the end of the Annual General Meeting held to adopt the 2003 financial statements. He holds 1,281 shares and is aged 66. He is also a member of the Standards Advisory Council of the International Accounting Standards Board (IASB) and a member of the Supervisory Council of the European Financial Reporting Advisory Group (EFRAG).

Raphaël de Lafarge was appointed to the Lafarge Board of Directors in 1982. His current term of office expires at the end of the Annual General Meeting held to adopt the 2002 financial statements. He holds 42,841 shares and is aged 59. He is a Director of Borgey SA.

Robert W. Murdoch, a former Executive Vice President of Lafarge, was appointed to the Lafarge Board of Directors in 1993. His current term of office expires at the end of the Annual General Meeting held to adopt the 2004 financial statements. He holds 1,593 shares and is aged 59. He is also a Director of Lafarge North America and Lafarge Canada. He is a Director of Sierra Systems Group Inc, Lallmand Inc, A.P. Plasman Inc., Usinor and Timber West.

Lindsay Owen-Jones is no longer a Director of Lafarge, having tendered his resignation to the Board of Directors, which accepted it in its meeting of September 3, 2001.

Michel Pébereau was appointed to the Lafarge Board of Directors in 1991. His current term of office expires at the end of the Annual General Meeting held to adopt the 2002 financial statements. He holds 1,525 shares and is aged 59. He is also Chairman of BNP-Paribas and a company officer of several of this group's subsidiaries. He is a Director of TotalFinaElf and Saint-Gobain, a member of the Supervisory Boards of Axa, Galeries Lafayette and the Dresdner Bank AG Frankfurt and the permanent representative of BNP-Paribas on the Board of Directors of Renault.

Hélène Ploix was appointed to the Lafarge Board of Directors in 1999. Her current term of office expires at the end of the Annual General Meeting held to adopt the 2004 financial statements. She holds 1,441 shares and is aged 57. She is also Chairman and Chief Executive Officer of Pechel Industries and a company officer of several of this group's subsidiaries. She is a Director of Publicis, and Chairman of the French Association of Capital Investors (AFIC).
Two Directors are members of the Direction Générale (executive management) of Lafarge: Messrs. B. Collomb and B. Kasriel. Three Directors are retired Group executives: Messrs. J. Keller, J. Lefèvre and R. W. Murdoch. Ten Directors (Messrs. Mi. Blakenham, M. Bon, G. Frering, R. Haythornthwaite, B. Isautier, A. Joly, R. de Lafarge, P. le Hodey and M. Pébereau and Mrs. H. Ploix) satisfy the Viénot report definition of non-executive Directors, i.e. they do not have any relation of any nature with the Company which could compromise their freedom of judgment.

Operation

Frequency of Board and sub-committee meetings

In accordance with Company bylaws, the Board of Directors meets at least four times a year, in France or abroad. In 2001, the Board met on January 5, February 28, May 28 (twice), September 3 and December 13. The average attendance rate at Board meetings was 85.6%.

Sub-committees of the Board

The Board of Directors appoints the members of its sub-committees from its own ranks.
The Board of Directors decides the matters considered by these committees. Their role is purely of a consultative nature and their deliberations are summarized in reports to the Board.
Board sub-committees generally meet twice a year. The Strategy and Development committee held two meetings in 2001.
The average attendance rate at committee meetings was 88.1%.

Organization and Management Committee

Messrs. A. Joly (chairman), M. Pébereau and M. Blakenham sit on this committee. Mr. L. Owen-Jones was a member until resigning as a Director on September 3, 2001.

The committee assists the Chairman and the Board of Directors with decisions concerning the composition of the Board and its remuneration, management remuneration policy, stock subscription and purchase option allocation and policy, and the organizational structure of Group management. The committee drafts Board resolutions concerning the remuneration of company officers, and where appropriate nominates new Directors and company officers.

Strategy and Development committee

Messrs. B. Collomb (chairman), M. Bon, P. le Hodey, B. Isautier, A. Joly, J. Lefèvre, R. W. Murdoch and G. Frering sit on this committee. Mr. L. Owen-Jones was a member until resigning as a Director on September 3, 2001.

The committee examines in detail important strategic issues and major investment and divestment projects.

Finance committee

Messrs. M. Pébereau (chairman), M. Bon, P. le Hodey, J. Keller, B. Isautier, R. de Lafarge, J. Lefèvre, R. W. Murdoch and G. Frering and Mrs. H. Ploix sit on this committee.

The committee performs a preliminary review of the half-yearly and annual financial statements and holds meetings with the Statutory Auditors and with both general and financial management.

General management provides it with regular updates on the Group's financial position and the main thrust of current financial policy, and advises the committee on the terms of major financial transactions prior to their implementation. The committee also receives copies of all financial communications prior to their issue.

The Statutory Auditors report their findings to the committee, which can also request meetings with internal audit managers. Subject to the agreement of the Chairman of the Board of Directors, such briefings may be conducted in the absence of general management.

More generally, the committee may be consulted by general management on any matters where its input is judged useful.

Information on agreements involving Directors of the Company

In the context of the decision to launch a takeover bid for the UK company Blue Circle Industries, the Board of Directors, in its meeting on January 5, 2001:

- decided on the principle of a common stock issue for a maximum amount of € 1.2 billion with preferential subscription rights, and delegated the necessary powers to its Chairman to proceed with this issue;
- authorized the signature of a contract underwriting the subscription of the shares, including a management contract, with any bank syndicate with Banque Nationale de Paris (BNP-Paribas) and Dresdner Kleinwort Benson as joint lead banks. As members of the Board of BNP-Paribas, three Directors of Lafarge (Messrs. Pébereau, Joly and Owen-Jones) did not vote either directly or by proxy on this matter;
- and authorized the signature of the "Term and Revolving Credit Facility" loan agreement with BNP-Paribas as lender, arranger and agent and Dresdner Bank AG (London). As members of the Boards of both Lafarge and BNP-Paribas, the same three Directors (Messrs. Pébereau, Joly and Owen-Jones) did not vote either directly or by proxy on this matter.

In its meeting on September 3, 2001, following an examination of proposals concerning those Blue Circle assets in North America for which divestment to third parties was not demanded by competition authorities [five cement plants in Ravena (New York), Harleyville (South Carolina), Atlanta (Georgia), Calera (Alabama), and Tulsa (Oklahoma), a slag crushing plant at Sparrows Point (Maryland), eleven cement terminals, 61 concrete plants in Georgia, thirteen quarries in Georgia and Alabama and ten concrete block plants in Georgia], the Board:

- both authorized the option contract by which Lafarge granted Lafarge North America an option to purchase all of these assets that may be exercised by Lafarge North America at any time between July 1, 2002 and December 31, 2004 at an adjustable price of $1.4 billion;
- and concluded a management agreement by which Lafarge North America has received from Blue Circle North America delegation of powers to manage all the assets listed above for a fee with effect from July 11, 2001 until December 31, 2002. Lafarge is committed to indemnifying Lafarge North America and its personnel against the consequences of actions of any nature that might be undertaken by third

parties against Lafarge North America, whether resulting from the asset management mandate or intended against Blue Circle North America.

This authorization was passed by the Board. As Directors of Lafarge North America, Messrs. Collomb, Lefèvre, Kasriel and Murdoch did not vote on this matter.

Directors' fees

Allocation rules

The Combined General Meeting of May 28, 2001 treating ordinary business limited total annual Directors' fees to a maximum of FRF 4 million (0.610 million euros).
Each Director receives a fixed annual fee of FRF 100,000 (15,245 euros), increased by 25% for chairmen of sub-committees. It is restricted to 50% for new Directors appointed during the course of the year and Directors whose term of office expires during the course of the year.
In 2001, a variable fee of FRF 12,700 (1,936 euros) was paid to Directors for each Board or committee meeting attended. Total Directors' fees paid in fiscal 2001 (in respect of 2000) amounted to FRF 3.998 million (0.609 million euros). Payments in fiscal 2000 (in respect of 1999) totaled FRF 2.996 million (0.457 millions euros).

Messrs. M. Blakenham, M. Bon, J. Keller and R. de Lafarge received FRF 201,600 (30,734 euros) each.
Messrs. B. Collomb, B. Kasriel and B. Isautier received FRF 176,200 (26,862 euros) each.
Messrs. G. Frering, P. le Hodey and R. W. Murdoch received FRF 214,300 (32,670 euros) each.
Mr. R. Haythornthwaite received FRF 75,400 (11,495 euros).
Mr. A. Joly received FRF 239,300 (36,481 euros).
Mr. J. Lefèvre received FRF 227,000 plus an exceptional fee of FRF 1 million (or a total of 187,055 euros) for specific assignments carried out in connection with the acquisition of Blue Circle and an interest in Cimpor.
Mr. L. Owen-Jones received FRF 62,700 (9,559 euros).
Mr. M. Pébereau received FRF 226,600 (34,545 euros).
Mrs. H. Ploix received FRF 188,900 (28,798 euros).

Information on Directors' interests in the common stock and voting rights of the Company

Directors hold 0.07% of the common stock of the company and 0.10% of voting rights.

(2) GROUP MANAGEMENT

Group Management consists of members of Executive Management and the Executive Vice Presidents, a total of 14 individuals. The following information relates to Group Management.

Group Management (at December 31, 2001)

Executive Management (Direction Générale)

Bertrand Collomb, Chairman and Chief Executive Officer*
Bernard Kasriel, Vice-Chairman and Chief Operating Officer*
Michel Rose, Senior Executive Vice President*

Executive Vice Presidents

Jean-Carlos Angulo, Executive Vice President, Western Europe
Miguel Del Campo, Executive Vice President, Latin America
Yves de Clerck, Executive Vice President, Central Europe
Jean-Jacques Gauthier, Executive Vice President, Finance*
Ulrich Glaunach, Executive Vice President, Roofing*
Christian Herrault, Executive Vice President, Human Resources and Organization *
Bruno Lafont, Executive Vice President, Gypsum*
Charles de Liedekerke, Executive Vice President, Aggregates and Concrete*
Isidoro Miranda, Executive Vice President, Cement*
Philippe Rollier, Executive Vice President, North America
Jean-Marie Schmitz, Executive Vice President, Morocco

* Member of the Executive Committee

Information on Group Management's interests in the common stock and voting rights of the Company

Group Management holds 0.02 % of the Company's common stock and voting rights.

Remuneration policy

The Organization and Management committee makes recommendations to the Board of Directors on the remuneration of company officers.

The committee bases its recommended remuneration structure on surveys of market practice within comparable companies, performed by external consultants.

Remuneration comprises a fixed and a variable component, with the variable component limited to a maximum of 110% of the fixed component for the Chairman and Chief Executive Officer and 80 % of the fixed component for the Vice-Chairman and Chief Operating Officer.

The total remuneration received by Group Management members in respect of their activities as company officers within Group subsidiaries is included in this fixed portion.

The variable portion is determined in part by the extent to which Group financial results meet the objectives set at the beginning of the year, as well as an appraisal of the individual's performance during the year.

The financial appraisal criterion adopted in fiscal 2001 was the increase in EVA (Economic Value Added), which reflects the return on the capital invested by the Company.

The individual appraisal is primarily based on the personal objectives set at the beginning of the year with respect to the principal expected actions.

Group Management remuneration

Total Group Management remuneration in fiscal 2001

The amount indicated below:

- includes the fixed remuneration paid to Group Management members in respect of fiscal 2001 and the variable remuneration paid in 2001 in respect of fiscal 2000,
- concerns all Group Management members in fiscal 2001, for the period during which they were members of Group Management. Total remuneration, as defined above, paid to Group Management members amounted to 8.627 million euros in fiscal 2001 (14 individuals including 2 no longer in office and 2 appointed during the year). Total remuneration in fiscal 2000 was 8,098 million euros (14 individuals including 2 appointed during 2000, plus 4 individuals whose Group Management functions ceased during the year), including the variable portion.

Individual remuneration of company officers in respect of fiscal 2001

The individual remuneration of company officers in respect of fiscal 2001 was as follows:

(in euros)	Fixed remuneration paid in fiscal 2001 (1)	Variable remuneration paid in fiscal 2002 in respect of fiscal 2001
B. Collomb	853,710	512,226
B. Kasriel	487,840	243,920

(1) including Group subsidiary Directors' fees

AUDITORS

Statutory auditors

- Deloitte Touche Tohmatsu, 185, avenue Charles-de-Gaulle, 92200 Neuilly-sur-Seine, France, represented by Mr. Jean-Paul Picard.

First term of office: 1994

Current term of office: appointed by the Annual General Meeting of May 25, 2000, for a term of office expiring at the end of the Annual General Meeting held to adopt the 2005 financial statements.

- Cogerco-Flipo, 9, avenue Percier, 75008 Paris, represented by Mr. Henri Lejetté.

First and current term of office: appointed by the Annual General Meeting of May 25, 2000, for a term of office expiring at the end of the Annual General Meeting held to adopt the 2005 financial statements.

Deputy auditor

- BEAS, 7-9, villa-Houssay, 92200 Neuilly-sur-Seine, France

First and current term of office: appointed by the Annual General Meeting of May 25, 2000, for a term of office expiring at the end of the Annual General Meeting held to adopt the 2005 financial statements.

These terms of office will expire at the end of the Annual General Meeting held to adopt the 2005 financial statements.

STOCK EXCHANGE INFORMATION

In France, the Company's stock is listed on the Euronext official market. The Lafarge share qualifies for the deferred settlement system and is traded in single units under the Sicovam code 12053.

At December 31, 2001, the Company's stock was also listed in the United Kingdom and in Germany. Since July 23, 2001, the stock has also been listed in the form of ADRs (American Depositary Receipts) on the New York Stock Exchange.
The other principal listed Group companies are:

- Lafarge North America (New York Stock Exchange) in the United States
- Lafarge North America and the exchangeable preferred stock of Lafarge Canada Inc. in Canada (Toronto and Montreal)
- Lafarge Ciment in Morocco (Casablanca)
- Fabrica Nacional de Cementos in Venezuela (Caracas)
- Cementia in Switzerland (Zurich)
- Empresas Melón in Chile (Santiago de Chile)
- Alexandria Portland Cement Company in Egypt (Cairo)
- Heracles General Cement in Greece (Athens)
- Malayan Cement Berhad in Malaysia (Kuala Lumpur)
- Chilanga Cement in Zambia (Lusaka)

THE LAFARGE STOCK ON THE PARIS BOURSE

Lafarge stock and Euronext, Paris

The introduction of a loyalty dividend required the implementation by Sicovam of specific codes enabling the classification of registered shares according to the duration held in this form. The two-year period from registration is counted each year with effect from January 1 of the year following registration.

The general code 12053 applies to:
- bearer shares
- shares registered between January 1, 2002 to December 31, 2002. This stock will then be allocated a specific code with effect from January 1, 2003.

Specific code 6694 indicates all stock recorded in custody only or administered registered accounts in 1999 or before. This stock grants entitlement to the loyalty dividend paid in 2002 in respect of the results of fiscal 2001.

Specific code 7858 indicates all stock recorded in custody only or administered registered accounts in 2000. The two-year period during which this stock must be held to grant entitlement to a loyalty dividend commenced January 1, 2001. This stock will be entitled to the loyalty dividend paid in 2003 in respect of the results of fiscal 2002.

Specific code 4500 indicates all stock recorded in custody only or administered registered accounts in 2001. The two-year period during which this stock must be held to grant entitlement to a loyalty dividend commenced January 1, 2002. This stock will be entitled to the loyalty dividend paid in 2004 in respect of the results of fiscal 2003.

The specific codes are sub-categories of the general code 12053. The stock classified under these codes is not, therefore, a separate category of stock. Such stock remains listed on the stock market, in the same way as all other stock, under the general code 12053

Code 6763 indicates, during the period from January 1 of each year to the ex-dividend date (June 3, 2002 this year), the shares created since January 1 of the current year which do not grant entitlement to the dividend paid in the year. This category includes shares issued as a result of the exercise of stock subscription options during this period.

*Transactions over the last 18 months**

Year	Month	Trading volumes (including after hours) (thousands)	Number of shares Value (in millions of euros)	Share price high (euros)	Share price low (euros)	Adjusted share price* high (euros)	Adjusted share price* low (euros)
2000	September	8,282	688	90.80	76.70	88.87	75.07
	October	8,664	687	87.00	73.75	85.15	72.18
	November	6,292	535	88.10	82.00	86.23	80.26
	December	8,035	719	92.15	84.35	90.19	82.56
	Total 2000 (4 months)	**31,273**					
2001	January	22,850	2,241	103.5	87.6	101.3	85.74
	February	15,350	1,604	109.60	98.509	109.60	98.50
	March	20,296	2,075	114	90.35	114	90.35
	April	12,400	1,285	109.50	95.60	109.50	95.60
	May	12,182	1,330	113.70	102.70	113.70	102.70
	June	14,319	1,458	110.30	96.00	110.30	96.00
	July	13,540	1,379	107	95.15	107	95.15
	August	9,823	995	104.70	97.10	104.70	97.10
	September	14,846	1,332	102.60	74	102.60	74
	October	12,010	1,149	101	86.10	101	86.10
	November	13,305	1,319	107.60	92.80	107.60	92.80
	December	7,692	821	106.90	99.50	106.90	99.50
	Total 2001	**168,613**					
2002	January	11,231	1,135	107	96.85	107	96.85
	February	10,514	1,070	105.40	98.90	105.40	98.90

Source EURONEXT Paris S.A.

* adjusted for subscription rights to the common stock issue with preferential subscription rights performed in February 2001.

Stock exchange data for the last 5 years

	2001	2000	1999	1998	1997
Daily average trading volumes on Euronext Paris SA					
In number of shares	667,518	521,670	368,218	326,369	289,694
In millions of euros	67.1	45.5	34.1	25.6	16.9
Market high and low (in euros)					
high	114	118.40	115.60	100.31	69.26
high (adjusted)*	114	116.46	113.70	98.70	66.80
high (adjusted at January 22, 2001)**	114	113.98	111.29	96.60	65.30
low	74	73.75	70.10	54.73	46.50
low (adjusted)*	74	73.75	68.90	53.80	44.90
low (adjusted at January 22, 2001)**	74	72.18	67.43	52.65	43.94
Closing price at year end	**104.90**	**89.30**	**115.60**	**80.95**	**60.20**
Closing price at year end (adjusted)*	**104.90**	**89.30**	**113.70**	**79.60**	**58.10**
Closing price at year end (adjusted at January 22, 2001)**	**104.90**	**87.40**	**111.29**	**77.90**	**56.86**
Overall yield per share (%)***	**3.9**	**2.7**	**3.4**	**4.26**	**4.82**

* Adjusted to take account of the common stock issue with preferential subscription rights of March 18, 1998 and subscription rights to the bonds redeemable in stock or cash issued on March 20, 2000

** Adjusted following the detachment at this date of the preferential right to subscribe to the common stock issue performed in February 2001

*** Dividend distributed in the year in question (plus tax credit), over the last listed price for the previous year

Monep

The Lafarge share was included in the first series of securities listed on the Paris options market September 10, 1987.

Short-dated options

	At December 31, 2001	At December 31, 2000	At December 31, 1999
Number of contracts traded	716,110	1,232,767	587,848
Average daily number of contracts traded	2,830	4,834	2,270
Open positions:			
number of contracts	43,105	90,526	102,732
number of securities	431,050	905,260	1,027,320

Long-dated options

	At December 31, 2001	At December 31, 2000	At December 31, 1999
Number of contracts traded	17,554	227,459	97,299
Average daily number of contracts traded	69	892	376
Open positions:			
number of contracts	11,637	71,365	46,344
number of securities	116,370	713,650	463,440

ACTIVITY ON THE LONDON STOCK EXCHANGE

Transactions over the last 18 months*

(in thousands of shares)	2002	2001	2000
January	3,470	15,322	-
February	3,864	7,046	-
March		9,210	-
April		7,210	-
May		6,173	-
June		6,275	-
July		6,875	-
August		4,397	-
September		5,705	1,749
October		3,152	2,539
November		4,427	3,020
December		2,345	5,363

* Since July 1999, trading values have been stated on a calendar month basis from the first day to the last day of the month.
(Source: SEAQ)

ACTIVITY ON THE NEW YORK STOCK EXCHANGE (ADRs)

Transactions since listing (July 2001)*

Number of ADRs	2001
July	13,600
August	31,400
September	63,900
October	68,800
November	455,200
December	175,500
	2002
January	102,500
February	97,700

*Lafarge stock has been listed on the New York Stock Exchange since July 23, 2001 in the form of American Depositary Receipts (ADRs).

SHAREHOLDER INFORMATION

Share value for French wealth tax purposes at December 31, 2001

Closing price at December 31, 2001: 104.90 euros.
Average closing price over the last 30 days of 2001: 102.90 euros.

Attendance at Annual and Extraordinary General Meetings

All registered shareholders receive a personal invitation to attend Annual and Extraordinary General Meetings of Shareholders. Bearer shareholders holding at least 200 shares receive the same invitation. All shareholders are, nonetheless, entitled to attend Annual and Extraordinary General Meetings irrespective of the number of shares they hold:
- where the shares are registered shares, they must be recorded in custody only or administered registered accounts;
- where the shares are bearer shares, the portfolio manager must establish and forward to the Company a certificate showing registration of the share account.

Annual and Extraordinary General Meetings may be held at the Company's registered office or any other location indicated in the invitation.

Voting rights

Each share carries one vote. However, registered shares held for a minimum period of two years carry double voting rights.

Voting rights are exercised at meetings without limit up to 1% of voting rights at the date of the meeting. Beyond this 1% threshold, the number of voting rights is limited based on the number of voting rights present or represented at the meeting.

The method used to calculate the number of voting rights subject to restriction is detailed in Annex 2 of the bylaws. For each shareholder, where applicable, direct and indirect voting rights are aggregated, as are voting rights held by third parties with whom the shareholder has formed a voting block as defined by law.

Voting rights are exercised by the beneficial owner at all meetings, unless the beneficial owner and bare owner agree otherwise and jointly notify the Company five days prior to the meeting (or within any other period decided by the Board of Directors).

DIVIDEND INFORMATION

Appropriation of net income
Ordinary and loyalty dividend

Since the inclusion of this provision in the bylaws in 1996, all shares held in registered form for a minimum period of two years grant entitlement to an additional 10% dividend. This increased dividend is known as the "loyalty dividend". The loyalty dividend is limited per shareholder to the number of shares corresponding to 0.5% of the common stock.
The two-year qualifying period runs from January 1 of the year following the recording of the shares in registered form. Thus, to qualify for the loyalty dividend on June 3, 2002, shares must have been held in registered form on December 31, 1999.

Scrip dividends
Impact on loyalty dividends

The Annual General Meeting can offer shareholders the option to elect for payment of the dividend in new shares or cash. Shares received as scrip dividends rank pari passu with the stock granting entitlement to such dividends for the purpose of determining the period during which registered shares have been held. As such, shares received in respect of loyalty scrip dividends (payment on June 3, 2002) are considered to have been held in registered form for the qualifying two-year period and will confer entitlement to the loyalty dividend in 2003.

Dividend prescription

Dividends which have not been claimed within a period of five years from the payment date become statute barred and are paid to the French State in accordance with the law.

INFORMATION ON BONUS ISSUES

In the event of a bonus issue, the number of shares allocated in respect of shares held more than two years is similarly increased by 10%.

SHAREHOLDER RELATIONS

SHAREHOLDERS' REPRESENTATION

Shareholders' Consultative Committee

The Shareholders' Consultative Committee was formed in March 1995. It comprises ten members who reflect the general age, sex and geographical make-up of the private individual shareholder base. One of the seats on the Committee in specifically reserved for a private individual shareholders' association. Members are appointed for a period of three years by the Company and selected from applications submitted by shareholders in response to invitations published in *the Lafarge Shareholders' Newsletter*. One third of the Committee is renewed each year. The Committee was renewed in March 2001.

The role of the Committee is to help improve Group communications targeting individual shareholders. It met and was consulted on several occasions during 2001, particularly in March for the presentation of the financial statements for fiscal 2000, the preparation of the Annual General Meeting of May 28, 2001 (the Committee took part in devising the shareholders' questionnaire enclosed with the invitation to attend the meeting) and the preparation of the April Shareholders' Newsletter.

SHAREHOLDER INFORMATION

Besides the annual report (published in French and English), the following sources of information are available to shareholders:
- a summary of the annual report,
- the shareholders' handbook,
- a shareholders' newsletter (published twice yearly),
- a half-yearly report at June 30 of each year,
- the Internet site www.lafarge.com (in French and English),

- form 20-F, filed each year in connection with our listing in the United States (this document is available on our Internet site).

A toll-free number is available to shareholders in France: 0 800 235 235.

LAFARGE SHAREHOLDER SERVICES FOR CUSTODY ONLY REGISTERED ACCOUNTS

Registrar services are provided to Lafarge by Crédit Commercial de France ("CCF").

Lafarge has delegated powers to CCF to offer custody only accounts to shareholders. All information in this respect may be requested directly from:

Crédit Commercial de France
Avenue Robert Schumann
51051 Reims Cedex
France
(fax: 03 26 09 89 97)

Or obtained by calling the toll-free number (France only): 0 800 06 06 46.

COMPANY INFORMATION

- Legal form: "Société anonyme" governed by articles L 210-I and following of French commercial law (Code de Commerce)
- Nationality: French
- Registered office: 61, Rue des Belles Feuilles, 75116 Paris, France
- Reference number in the Paris Trade and Companies Register: B 542 105 572
- Principal activity (APE code): 741J
- Date of incorporation: 1884 (incorporation of J et A Pavin de Lafarge in Viviers, Ardèche, France)
- Date of expiration: December 31, 2066
- Corporate purpose: the acquisition and management in France and abroad of all industrial or financial investments relating in particular to its principal activities: cement, aggregates and concrete, roofing and gypsum.
- Fiscal year: from January 1 to December 31.
- Common stock at December 31, 2001: 520,583,200 euros divided into 130,145,800 shares of a par value of 4 euros each.
- Total number of voting rights at December 31, 2001: 140,832,653. The most recent entry in the French Official List of Obligatory Legal Notices (Bulletin Officiel d'Annonces Légales Obligatoires) was based on the number of voting rights at May 28, 2001, the date of the Annual General Meeting, and indicated 139,658,869 voting rights. Actual voting rights have not varied by more than 5% since this date.
- Legal documents (bylaws, minutes of meetings, auditors' reports, etc.) may be consulted at or requested from the Shareholder Relations Department (Service des relations avec les actionnaires) at the registered office.

Senior Executives

Bertrand Collomb*
Chairman and Chief Executive Officer
Bernard Kasriel*
Vice-Chairman and Chief Operating Officer
Michel Rose*
Senior Executive Vice President
Jean-Carlos Angulo
Executive Vice President, Western Europe
Miguel del Campo
Executive Vice President, South America
Yves de Clerck
Executive Vice President, Central Europe
Jean-Jacques Gauthier*
Executive Vice President, Finance
Ulrich Glaunach*
Executive Vice President, Roofing
Christian Herrault*
Executive Vice President, Human Resources and Organization
Bruno Lafont*
Executive Vice President, Gypsum
Charles de Liedekerke*
Executive Vice President, Aggregates & Concrete
Isidoro Miranda*
Executive Vice President, Cement
Philippe Rollier
Executive Vice President, North America
Jean-Marie Schmitz
Executive Vice President, Morocco

* Member of the Executive Committee

Honorary Chairmen

Jean Bailly
Jean François
Olivier Lecerf

International Advisory Board

Mong-Won Chung
Chairman, Halla Business Group (South Korea)
Alfonso Cortina
Chairman and Chief Executive Officer, Repsol YPF (Spain)
Juan Gallardo
Chairman, GEUSA and Grupo Azucarero Mexico (Mexico)
Mohamed Kabbaj
Adviser to the King of Morocco,
Chairman of Lafarge Maroc (Morocco)
David K. P. Li
Chairman and Chief Executive Officer, Bank of East Asia Ltd. (Hong Kong)
Thierry de Montbrial
Director and founder of Institut des Relations internationales (France)
Hugh M. Morgan
Chief Executive Officer, WMC Ltd (Australia)
N. R. Narayana Murthy
Chairman and Chief Executive Officer Lafarge India Ltd (India)
James E. Perella
Former Chairman and Chief Executive Officer, Ingersoll-Rand Company (United States)
William K. Reilly
Chairman and Chief Executive Officer, Aqua International Partners (United States)
Henning Schulte-Noelle
Chairman of the Board of Directors, Allianz AG (Germany)
Tadao Suzuki
Chairman and Chief Executive Officer, Mercian Corporation (Japan)

REFERENCE DOCUMENT

PERSONS RESPONSIBLE FOR THE ACCURACY OF THE REFERENCE DOCUMENT

To the best of our knowledge, the information presented in this reference document fairly reflects the current situation and includes all information required by investors to assess the net asset position, activities, financial solvency, results and future prospects of the issuer. We confirm that no information likely to have a material impact on the interpretation of these documents has been omitted.

Paris, 10 April 2002

Jean-Jacques Gauthier
Executive Vice President, Finance

Bertrand Collomb
Chairman and Chief Executive Officer

AUDITORS REPORT ON THE "REFERENCE DOCUMENT"

Year ended December 31, 2001

Deloitte Touche Tohmatsu
185, avenue Charles-de-Gaulle - B.P. 136
92203 Neuilly-sur-Seine Cedex
France

Cogerco Flipo
9, avenue Percier
75008 Paris
France

As auditors of Lafarge and in accordance with Regulation 98-01 of the Commission des Opérations de Bourse (COB) and professional standards applicable in France, we have performed procedures on the information contained in the "reference document" relating to the financial position and historical financial statements of the Company.

Messrs. Bertrand Collomb, Chairman of the Board of Directors and Jean-Jacques Gauthier, Executive Vice President Finance are responsible for the preparation of the "reference document". Our responsibility is to report on the fairness of the information presented in the "reference document" relating to the financial statements.

We have performed our work in accordance with the professional standards applicable in France. Those standards require that we assess the fairness of the information presented relating to the financial statements and verify the consistency of the information presented with financial statements in respect of which an opinion has been issued. Our procedures also include reading the other information contained in the "reference document" in order to identify material inconsistencies with the information relating to the financial statements and to report any apparent misstatement of facts that we may have uncovered in reading the other information based on our general knowledge of the company obtained during the course of our engagement, it being specified that the "reference document" does not contain any projected data.

Our assessment of fairness also covered the pro forma information contained in note 4 of the notes to the 2001 consolidated financial statements, it being specified that the 2000 historical Blue Circle published financial statements, included in the consolidated financial statements, were audited by other auditors.

The company and consolidated financial statements for the year ended December 31, 2000, approved by the Board of Directors in accordance with French GAAP, were audited by Deloitte Touche Tohmatsu and Cogerco Flipo in accordance with professional standards applicable in France and certified without qualification. The following observation was made: "without qualifying the conclusion expressed in our report, we would draw your attention to note 1 L) in the notes to the consolidated financial statements for the year ended December 31, 2000 given in this "reference document" and which highlights the change in accounting method, as from January 1, 2000", arising from the application of the new CRC regulation relating to consolidated financial statements.

The company and consolidated financial statements for the year ended December 31, 1999 approved by the Board of Directors in accordance with French GAAP, were audited by Deloitte Touche Tohmatsu and Mr. Michel Rosse in accordance with the professional standards applicable in France, and were certified without qualification or observation.

The company and consolidated financial statements for the year ended December 31, 2001 approved by the Board of Directors in accordance with French GAAP, were audited by us in accordance with the professional standards applicable in France, and were certified without qualification or observation.

Based on the procedures performed, we have no matters to report regarding the fairness of the information relating to the financial statements presented in the "reference document".

Neuilly-sur-Seine and Paris, April 10, 2002

The Auditors

Deloitte Touche Tohmatsu

Arnaud de Planta

Jean-Paul Picard

Cogerco Flipo

Henri Lejetté

CROSS-REFERENCE TABLE

(COB Regulation 98-01 / Application instruction December 2001)

This Annual Report having been filed as the reference document, the cross-reference table presented below identifies the principal headings of application instruction 98-01 issued by the Commission des Opérations de Bourse (COB) and refers readers to the corresponding pages of the Annual Report.

In accordance with Regulation 98-01, this reference document was filed with the Commission des Opérations de Bourse (COB) on March, 27 2002 under the following number: D02-162. A first update has been realized on April, 11 2002 under the following number: D02-162/A1. This document may only be used in connection with a financial operation where accompanied by a prospectus approved by the COB.

DESIGN AND PRODUCTION: LAFARGE GROUP COMMUNICATIONS DEPARTMENT – SKIPPER COMMUNICATION

ARCHITECTS: MARCEL BAYARD, FRANÇOIS BONNEFILLE, JEAN-PAUL CASSULO, DUBOSC ET LANDOWSKI, JEAN-MARIE DUTHILLEUL, DANIEL FANZUTTI, EDOUARD FRANÇOIS, CABINET GESY, LOUIS CHEVALIER ET TOUSSAINT DEL FURIA, JEAN-PAUL PHILIPPON, RENZO PIANO, RUDI RICCIOTI ET CATHERINE ROUVIÈRE (INTERIOR DESIGNER), WILLIAM B. TABLER ET BILKEY LINAS DESIGN (INTERIOR DESIGNER), ETIENNE TRICAUD, GINO VALLE, JEAN-PAUL VIGUIER.

PHOTO CREDITS: LAFARGE PHOTO LIBRARY / DR, AGENCE DIAF, WASHINGTON ALVES, GUILLAUME ATGER, PATRICK BARBEREAU, PHILIPPE BAUDET, MARC CARBONARE, ALAN CARRUTHERS, NARENDRA CHHIKARA / VU, JACK CLARK, BERNARD COLLET, PHILIPPE COUETTE, RON DEVRIES PHOTOGRAPHY, EMMANUEL DOUMIC, MARK EDWARDS, FERNANDO FERREIRA, MIKE FORD PHOTOGRAPHY, KJC PHOTOGRAPHY, R. GOMEZ / IMA, GUILLAUME MAUCUIT LECONTE, CHRISTOPHE GRILHE, CARLOS HOYS, IMAGE 2 PHOTOGRAPHY RESERVED, PATRICK LEFEVRE, MARCELO MARTINS, JEAN-MARIE MONTHIERS, FRANCOIS MOURA, GUSTAVO ORAMAS, PIERRE & GILLES, OLIVIER PIN FAT / AGENCE VU, LAURENT ROTHAN, LIU ZHAN, WWF - CANON / JUAN PRATGINESTOS, THE IMAGE FACTORY, TUCKER PHOTOGRAPHY, JEFF VOELZ.

TRANSLATION: NOUVEL ANGLE, BOWNE, DELOITTE TOUCHE TOHMATSU

FREE TRANSLATION OF THE ORIGINAL FRENCH TEXT FOR INFORMATION ONLY.
THIS REPORT IS PRINTED ON MEGA MATT PAPER WHITENED WITHOUT CHLORINE.

© LAFARGE - APRIL 2002

LAFARGE

S.A. WITH SHARE CAPITAL OF 520,583,200 EUROS

REGISTERED OFFICE: 61, RUE DES BELLES FEUILLES

BP 40 – 75782 PARIS CEDEX 16 – FRANCE

TELEPHONE: (+33) 1 4434 1111 – FAX: (+33) 1 4434 1200

542 105 572 RCS PARIS

www.lafarge.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Lafarge has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2002

Lafarge (Registrant)

By: [signature]
Name: Jean-Pierre Cloiseau
Title: Senior Vice President, Finance